TABLE OF CONTENTS

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CERTAIN TERMS AND CONVENTIONS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	4
SELECTED FINANCIAL DATA	5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	7
REGULATORY RECENT DEVELOPMENTS	24
SIGNATURES	35
FINANCIAL STATEMENTS	36

CERTAIN TERMS AND CONVENTIONS

All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K:

•	“Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries;
•	“Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries;
•	“Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and
•	“Central Bank” means the Central Bank of Brazil.

Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 253 to our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 28, 2022, or our 2021 Form 20-F.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•       Political instability in Brazil, including developments and the perception of risks in connection with the recently elected government in Brazil, as well as ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of former president Jair Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to any ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

•       General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets in Brazil and the other markets in which we operate;

•       Global economic and political conditions, as well as geopolitical instability, in particular in the countries where we operate, including in relation to the United States or the Russian invasion of Ukraine;

•       Changes in laws or regulations, including in respect of tax matters, compulsory deposits and reserve requirements, that adversely affect our business;

•       Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures;

•       Disruptions and volatility in the global financial markets;

•       Costs and availability of funding;

•       Failure or hacking of our security and operational infrastructure or systems;

•       Our ability to protect personal data;

•       Our level of capitalization;

•       Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;

•       Competition in our industry;

•       Changes in our loan portfolio and changes in the value of our securities and derivatives;

•       Customer losses or losses of other sources of revenues;

•       Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;

•       Our exposure to Brazilian public debt;

•       Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves

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•       The effectiveness of our risk management policies;

•       Our ability to successfully integrate acquired or merged businesses;

•       Adverse legal or regulatory disputes or proceedings;

•       Environmental damage and climate change and effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues;

•       The economic, financial, political and social effects of, and our ability to efficiently respond to, the COVID-19 pandemic (or other pandemics, epidemics and similar crises), including new strains, particularly in Brazil and to the extent that they continue to cause serious negative macroeconomic effects, thus enhancing the risks described in the “Risk Factors” section of our 2021 Form 20-F; and

•      Other risk factors as set forth in our 2021 Form 20-F.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. Given the uncertainties of forward-looking statements, we cannot assure you that projected results or events will be achieved and we caution you not to place undue reliance on these statements.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date.

Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only.

Effect of Rounding

Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

About our Financial Information

The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of December 31, 2022 and December 31, 2021 and the reference dates for information derived from our statement of income are the years ended December 31, 2022 and 2021, except where otherwise indicated.

Our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020, included at the end of this Form 6-K, are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, or IASB.

Our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020 were audited in accordance with International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, our independent auditors. Such financial statements are referred to herein as our audited consolidated financial statements.

Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details about the main differences between our management reporting systems and our audited consolidated financial statements prepared in accordance with IFRS issued by the IASB.

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SELECTED FINANCIAL DATA

We present below our selected financial data derived from our audited consolidated financial statements included in this Form 6-K. Our audited consolidated financial statements are presented as of and for the years ended December 31, 2022 and 2021 and have been prepared in accordance with IFRS issued by the IASB.

Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.”

The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

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Income Information	For the years ended December 31,		Variation
	2022	2021
(In millions of R$, except percentages and basis points)%
Operating Revenues	144,857	126,374	14.6
Net interest income(1)	87,211	75,209	16.0
Non-interest income(2)	57,646	51,165	12.7
Expected Loss from Financial Assets and Claims	(29,287)	(14,379)	103.7
Other operating income (expenses)	(78,037)	(69,764)	11.9
Net income attributable to owners of the parent company	29,702	26,760	11.0
Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	19.0%	18.8%	20 bps
Return on Average Equity – Annualized - Consolidated(4)	18.7%	18.2%	50 bps
(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions.
(2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income.
(3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$30,267 million and R$27,662 million in the years ended December 31, 2022 and 2021, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$159,156 million and R$146,814 million in the years ended December 31, 2022 and 2021, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at annual Stockholders' or Board meetings.
(4) The return on average equity is calculated by dividing the Net Income (R$29,702 million and R$26,760 million in the years ended December 31, 2022 and 2021, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$159,156 million and R$146,814 million in the years ended December 31, 2022 and 2021, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings.

Balance Sheet Information	As of December 31,	As of December 31,	Variation
	2022	2021
	(In millions of R$, except percentages and basis points)%
Total assets	2,323,440	2,069,206	12.3
Total loans and finance lease operations	909,422	822,590	10.6
(-) Provision for expected loss(1)	(52,324)	(44,316)	18.1
Common Equity Tier I Ratio - in %	11.9%	11.3%	60 bps
Tier I Ratio - in %	13.5%	13.0%	50 bps
Total Capital Ratio - in %	15.0%	14.7%	30 bps
(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (810) (R$ (767) at 12/31/2021) and Loan Commitments R$ (2,874) (R$ (4,433) at 12/31 /2021). Please see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements for further details.

Other Information	For the years ended, December 31,		Variation
	2022	2021	%
Net income per share – R$ (1)	3.03	2.74	10.6
Weighted average number of outstanding shares - basic	9,798,994,231	9,777,031,938	0.2
Total Number of Employees	101,094	99,598	1.5
Brazil	89,147	87,341	2.1
Abroad	11,947	12,257	(2.5)
Total Branches and CSBs – Client Service Branches	4,231	4,335	(2.4)
ATM – Automated Teller Machines (2)	43,790	45,329	(3.4)
(1) Calculated based on the weighted average number of outstanding shares for the period.
(2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2021 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2021 Form 20-F.

Results of Operations

The table below presents our summarized consolidated statement of income for the years ended December 31, 2022 and 2021. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2021 Form 20-F.

Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the years ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	144,857	126,374	18,483	14.6
Net interest income(1)	87,211	75,209	12,002	16.0
Non-interest income(2)	57,646	51,165	6,481	12.7
Expected loss from financial assets and claims	(29,287)	(14,379)	(14,908)	103.7
Other operating income (expenses)	(78,037)	(69,764)	(8,273)	11.9
Net income before income tax and social contribution	37,533	42,231	(4,698)	(11.1)
Current and deferred income and social contribution taxes	(6,796)	(13,847)	7,051	(50.9)
Net income	30,737	28,384	2,353	8.3
Net income attributable to owners of the parent company	29,702	26,760	2,942	11.0
(1) Includes:
(i) interest and similar income (R$190,273 million and R$129,253 million in the years ended December 31, 2022 and 2021, respectively);
(ii) interest and similar expenses (R$(138,515) million and R$(69,305) million in the years ended December 31, 2022 and 2021, respectively);
(iii)income of financial assets and liabilities at fair value through profit or loss (R$34,173 million and R$16,678 million in the years ended December 31, 2022 and 2021, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$1,280 million and R$(1,417) million in the years ended December 31, 2022 and 2021, respectively).
(2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.

Year ended December 31, 2022, compared to year ended December 31, 2021.

Net income attributable to owners of the parent company increased by 11.0% to R$29,702 million for the year ended December 31, 2022, from R$26,760 million for the same period of 2021. This is mainly due to a 14.6%, or R$18,483 million, increase in operating revenues, offset by a 103.7%, or R$14,908 million, increase in expected loss from financial assets and claims. These line items are further described below:

Net interest income increased by R$12,002 million, or 16.0%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to increases in the following line items (i) R$61,020 million in interest and similar income, mainly due to increases of R$24,055 million in loan operations income and R$15,655 million in income from securities purchased under agreements to resell; and (ii) R$17,495 million in income of financial assets and liabilities at fair value through profit or loss. These increases were largely offset by (i) an increase of R$69,210 million in interest and similar expenses, mainly due to an increase of R$31,866 million in deposits; (ii) an increase of R$19,764 million in securities sold under repurchase agreements; and (iii) R$16,635 million in financial expense from technical provisions for insurance and private pension.

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Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments to be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 onwards. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal appreciation of the real against the U.S. dollar was 6.5% comparing December 31, 2022 with December 31, 2021, and the nominal depreciation of the real against the U.S. dollar was 7.4% comparing December 31, 2021 with December 31, 2020.

The fiscal effect on the hedging instruments for our investments abroad and other resulted in a gain of R$3,257 million for the year ended December 31, 2022, compared to a gain of R$2,838 million for the same period of 2021.

Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$12,421 million for the year ended December 31, 2022, compared to the same period of 2021.

o	Interest and similar income increased by 47.2% for the year ended December 31, 2022, compared to the same period of 2021, due to the positive effect of the growth of our loan portfolio, associated with the gradual change in the mix of products to loans to the Retail Business segment. As of December 31, 2022, the SELIC rate was 13.75% per annum compared to 9.25% per annum as of December 31, 2021.
o	Interest and similar expenses increased by 99.9% for the year ended December 31, 2022 compared to the same period of 2021, due to increases in the following items: (i) R$31,866 million in expenses from deposits, especially in time deposits; (ii) R$19,764 million in expenses from securities sold under repurchase agreements; and (iii) R$16,635 million in expenses from technical provisions for insurance and private pension, due to an increase in private pension plan liabilities and a change in investment funds linked to pension plans, from multimarket to fixed-income, both indexed to the SELIC rate which increased during the period. The increases mentioned above are a result of the increase in interest rates and the increase in the volume of our operations.

Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements for further details on interest and similar expenses.

Non-interest income increased by 12.7% to R$6,481 million for the year ended December 31, 2022 compared to the same period of 2021. This increase was mainly due to (i) a 9.6%, or R$4,054 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and in the acquiring segment; and (ii) a 52.9%, or R$1,843 million, increase in other income, due to the corporate reorganization of Câmara Interbancária de Pagamentos, or CIP, to a new company, CIP S.A.

The following chart shows the main components of our banking service fees for the years ended December 31, 2022, and 2021:

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Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets and Claims

Our expected loss from financial assets and claims increased by R$14,908 million, or 103.7%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$14,149 million for the year ended December 31, 2022, compared to the same period of 2021. This increase was due to (i) the growth of our credit portfolio, and (ii) a subsequent event related to a specific case in the large companies segment, for which we recorded a provision for loan losses to cover 100% of the exposure of R$1.3 billion (R$719 million, net of taxes) as of December 31, 2022.

Please see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio.

o	Non-performing loans: We calculate our 90-day non-performing loan or NPL ratio as the value of our 90-days non-performing loans to our loan portfolio.

As of December 31, 2022, our 90-day NPL ratio was 3.3%, an increase of 50 basis points compared to December 31, 2021. This increase was due to the increase of 100 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, with higher delinquency rates for individuals in Brazil, especially in our credit card, personal loan and vehicle financing portfolios, which were partially offset by a decrease of 30 basis points in our companies loan portfolio. In the fourth quarter of 2022, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$278 million refer to active loans that were more than 90 days overdue, of which R$158 million would still be an active portfolio at the end of 2022 if not sold. Additionally, we sold R$296 million which refer to active portfolios non-overdue or with short delinquency that did not have a material impact on delinquency ratios. In addition, we sold an active and not overdue portfolio of R$773 million from a specific client of the corporate segment with no impact on our delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

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As of December 31, 2022, our 15 to 90 days NPL ratio was 2.2%, an increase of 50 basis points when compared to December 31, 2021. During this period our 15 to 90-day NPL ratio increased by 50 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, which is returning to its pre-pandemic levels, mainly due to higher delinquency rates in the credit card, personal loan and vehicle financing portfolios, and increased by 20 basis points in respect of our companies loan portfolio, as of December 31, 2022 compared to December 31, 2021.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2021, through December 31, 2022:

o	Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2022, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 212% compared to a ratio of 241% as of December 31, 2021. This decrease was mainly due to an increase in NPL 90-day loans, concentrated in the individual’s segment in Brazil and driven by the expansion of our loan portfolio, especially in the Retail Business segment.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2021, through December 31, 2022:

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Other Operating Income (Expenses) increased by 11.9% to an expense of R$78,037 million for the year ended December 31, 2022, from an expense of R$69,764 million for the same period of 2021. This increase was mainly due to the R$6,615 million, or 10.6%, increase in our general and administrative expenses for the year ended December 31, 2022. This increase was due to: (i) the effects of the annual collective wage agreement, the growth in the number of employees, in addition to the increase in profit sharing expenses; (ii) higher expenses with credit card reward programs; (iii) expenses with tax and social security provisions, and media marketing campaigns.

Please see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$6,796 million for the year ended December 31, 2022, from an expense of R$13,847 million in the year ended December 31, 2021.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income,” which amounted to a gain of R$3,215 million for the year ended December 31, 2022, compared to a gain of R$2,549 million for the same period of 2021. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$6,385 million during this period.

Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on BRGAAP. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below.

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For more information on our segments, see “Item 4. Information on the Company” in our 2021 Form 20-F and “Note 30 – Segment Information” to our audited consolidated financial statements.

The table below sets forth the summarized results from our operating segments for the year ended December 31, 2022:

Summarized Consolidated Statement of Income from January 1, 2022 to December 31, 2022(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	90,509	49,229	2,983	142,721	2,136	144,857
Cost of Credit	(29,908)	(2,392)	-	(32,300)	4,563	(27,737)
Claims	(1,538)	(11)	-	(1,549)	(1)	(1,550)
Other operating income (expenses)	(43,512)	(19,482)	(374)	(63,368)	(14,669)	(78,037)
Income tax and social contribution	(4,594)	(9,076)	(14)	(13,684)	6,888	(6,796)
Non-controlling interest in subsidiaries	45	(825)	(254)	(1,034)	(1)	(1,035)
Net income	11,002	17,443	2,341	30,786	(1,084)	29,702
(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS as issued by the IASB.

Year ended December 31, 2022, compared to the year ended December 31, 2021:

(a)	Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit assignments made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2022, and 2021:

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Summarized Consolidated Statement of Income - Retail Business	For the years ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	90,509	75,443	15,066	20.0
Interest margin	54,881	43,042	11,839	27.5
Non-interest income (1)	35,628	32,401	3,227	10.0
Cost of credit and claims	(31,446)	(19,869)	(11,577)	58.3
Other operating income (expenses)	(43,512)	(40,116)	(3,396)	8.5
Income tax and social contribution	(4,594)	(5,593)	999	(17.9)
Non-controlling interest in subsidiaries	45	(330)	375	(113.6)
Net income	11,002	9,535	1,467	15.4
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from our Retail Business segment increased by 15.4%, to R$11,002 million for the year ended December 31, 2022, from R$9,535 million for the same period of 2021. These results are explained as follows:

Operating revenues: increased by R$15,066 million for the year ended December 31, 2022, compared to the same period of 2021, due to an increase of 27.5% in interest margin, as a result of a higher volume of credit lines and the effect of the mix of products. Moreover, non-interest income increased by 10.0% in the year ended December 31, 2022, compared to the same period of 2021, driven by the increase in commissions and fees, mainly driven by the increase in card-issuing activities due to the higher transaction volume in credit cards and the increase in acquiring revenues, due to the higher transaction volume from credit cards and higher gains from “flex” products offered as part of our merchant services (advance payment of card receivables by the acquirer). Revenues from insurance also increased, driven by the increase in earned premiums and revenues from premium bonds.

Cost of credit and claims increased by R$11,577 million for the year ended December 31, 2022, compared to the same period of 2021, due to an increase in provisions for loan losses, driven by the increased origination in consumer credit and unsecured credit products.

Other operating income (expenses) increased by R$3,396 million for the year ended December 31, 2022, compared to the same period of 2021, mainly due to (i) higher personnel expenses, as a result of the annual collective wage agreement and the increase in the number of employees in the period; and (ii) higher administrative expenses, due to the increase in expenses with facilities, materials, marketing campaigns in the media, third-party services, depreciation and amortization.

Income tax and social contribution for the Retail Business segment, as well as for the Wholesale Business segment and Activities with the Market + Corporation segment, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution.

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(b) Wholesale Business

This business segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2022, and 2021:

Summarized Consolidated Statement of Income - Wholesale Business	For the years ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	49,229	38,228	11,001	28.8
Interest margin	34,701	24,005	10,696	44.6
Non-interest income (1)	14,528	14,223	305	2.1
Cost of credit and claims	(2,403)	(1,965)	(438)	22.3
Other operating income (expenses)	(19,482)	(17,743)	(1,739)	9.8
Income tax and social contribution	(9,076)	(6,799)	(2,277)	33.5
Non-controlling interest in subsidiaries	(825)	(591)	(234)	39.6
Net income	17,443	11,130	6,313	56.7
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Wholesale Business segment increased by 56.7%, to R$17,443 million for the year ended December 31, 2022 from R$11,130 million for the same period of 2021. These results are explained as follows:

Operating revenues: increased by R$11,002 million, or 28.8%, for the year ended December 31, 2022 compared to the same period of 2021, due to an increase of 44.6% in the interest margin, driven by the higher volume of credit operations and the higher margin of liabilities recorded during the period. As of December 31, 2022, we participated in 340 local operations, which included debentures, promissory notes and securitization transactions, totaling R$106.2 billion, ranking first in volume and in number of operations pursuant to a ranking published by ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or the Brazilian Financial and Capital Markets Association. In international fixed income, we ranked first in operations as of December 31, 2022, totaling 8 operations and over R$3.0 billion in volume by Dealogic’s ranking. In the equity markets, we ranked first in operations, participated in 19 operations (including Block Trades) with a volume of R$8.5 billion, ranking second in Dealogic´s ranking, as of December 31, 2022. We also provided financial advisory services for 45 M&A transactions in Brazil, totaling R$84.0 billion and were ranked second place in number of M&A deals and first place in volume by Dealogic’s ranking, as of December 31, 2022.

Cost of credit and claims increased by R$438 million for the year ended December 31, 2022 compared to the same period of 2021, due to a subsequent event to the date of the report related to the provision for a specific case in the corporate segment that filed for judicial reorganization.

Income tax and social contribution for this business segment, as well as for the Retail Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

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(c)       Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2022, and 2021:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the years ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	2,983	11,930	(8,947)	(75.0)
Interest margin	2,979	11,099	(8,120)	(73.2)
Non-interest income (1)	4	831	(827)	(99.5)
Other operating income (expenses)	(374)	(1,055)	681	(64.5)
Income tax and social contribution	(14)	(3,997)	3,983	(99.6)
Non-controlling interest in subsidiaries	(254)	(664)	410	(61.7)
Net income	2,341	6,214	(3,874)	(62.3)
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment decreased by R$3,874 million, or 62.3%, for the year ended December 31, 2022, compared to the same period of 2021. We recorded a decrease in interest margin, mainly due to the negative effects of the hedge transactions during the period. In addition, our net income was affected by the spin-off of our equity interest held in XP, Inc. at the end of May 2021.

Income tax and social contribution for this segment, as well as for the Retail Business and Wholesale Business segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2022 and December 31, 2021. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

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Summarized Balance Sheet - Assets	As of		Variation

	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)
Cash	35,381	44,512	(9,131)	(20.5)
Financial assets at amortized cost	1,586,992	1,375,782	211,210	15.4
Compulsory deposits in the Central Bank of Brazil	115,748	110,392	5,356	4.9
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	500,686	387,406	113,280	29.2
Loan and lease operations portfolio	909,422	822,590	86,832	10.6
Other financial assets	111,823	96,473	15,350	15.9
(-) Provision for Expected Loss	(50,687)	(41,079)	(9,608)	23.4
Financial assets at fair value through other comprehensive income	121,052	105,622	15,430	14.6
Financial assets at fair value through profit or loss	464,682	434,169	30,513	7.0
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	55,853	50,688	5,165	10.2
Tax assets	59,480	58,433	1,047	1.8
Total assets	2,323,440	2,069,206	254,234	12.3

December 31, 2022, compared to December 31, 2021.

Total assets increased by R$254,234 million, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$211,210 million, or 15.4%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and loan and lease operations portfolio.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$113,280 million, or 29.2%, as of December 31, 2022 compared to December 31, 2021, mainly due to increases of: (i) R$71,569 million in securities, mainly in Brazilian government securities, rural product note (Cédula do Produtor Rural) and debentures; and (ii) R$52,061 million in securities purchased under agreements to resell.

Please see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9 - Financial assets at amortized cost – Securities” to our audited consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$86,832 million, or 10.6%, as of December 31, 2022, compared to December 31, 2021. The increase of R$67,567 million in our individuals loan portfolio, mainly driven by increases of 20.4%, or R$23,046 million in credit cards, and 24.4%, or R$20,609 million in mortgage loans.

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Loan and Lease Operations, by asset type	As of		Variation

	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)
Individuals	400,103	332,536	67,567	20.3
Credit card	135,855	112,809	23,046	20.4
Personal loan	53,945	42,235	11,710	27.7
Payroll loans	73,633	63,416	10,217	16.1
Vehicles	31,606	29,621	1,985	6.7
Mortgage loans	105,064	84,455	20,609	24.4
Corporate	139,268	135,034	4,234	3.1
Micro/Small and Medium Businesses	164,896	149,970	14,926	10.0
Foreign Loans Latin America	205,155	205,050	105	0.1
Total Loan operations and lease operations portfolio	909,422	822,590	86,832	10.6

Please see “Note 10 – Loan and Lease Operations” to our audited consolidated financial statements for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2022 and December 31, 2021. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation

	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)
Financial Liabilities	1,836,690	1,621,786	214,904	13.3
At Amortized Cost	1,755,498	1,553,107	202,391	13.0
Deposits	871,438	850,372	21,066	2.5
Securities sold under repurchase agreements	293,440	252,848	40,592	16.1
Interbank market funds, Institutional market funds and other financial liabilities	590,620	449,887	140,733	31.3
At Fair Value Through Profit or Loss	77,508	63,479	14,029	22.1
Provision for Expected Loss	3,684	5,200	(1,516)	(29.2)
Provision for insurance and private pensions	235,150	214,976	20,174	9.4
Provisions	19,475	19,592	(117)	(0.6)
Tax liabilities	6,738	6,246	492	7.9
Other liabilities	48,044	42,130	5,914	14.0
Total liabilities	2,146,097	1,904,730	241,367	12.7
Total stockholders’ equity attributed to the owners of the parent company	167,953	152,864	15,089	9.9
Non-controlling interests	9,390	11,612	(2,222)	(19.1)
Total stockholders’ equity	177,343	164,476	12,867	7.8
Total liabilities and stockholders' equity	2,323,440	2,069,206	254,234	12.3

Total liabilities and stockholders’ equity increased by R$254,234 million, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank market funds, institutional market funds and other financial liabilities, securities sold under repurchase agreements, and deposits. These results are detailed as follows:

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Deposits increased by R$21,066 million as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$67,164 million in time deposits, partially offset by a decrease of R$40,529 million in demand deposits.

Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements increased by R$40,592 million, or 16.1%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$22,414 million in right to sell or repledge the collateral, and an increase of R$22,339 million in assets received as collateral.

Interbank market funds, institutional market funds and other financial liabilities increased by R$140,733 million, or 31.3%, as of December 31, 2022 compared to December 31, 2021, mainly due to an increase of R$117,442 million in interbank market funds, as a result of the following increases: (i) R$42,546 million in financial bills; (ii) R$37,031 million in real estate bills; and (iii) R$22,582 million in rural credit bills.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements for further details.

Capital Management

Capital Adequacy

Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

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	As of December 31,	As of December 31,
	2022	2021
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET I)	147,781	130,716
Tier I	166,868	149,912
Total capital	185,415	169,797
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,238,582	1,153,841
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	11.9%	11.3%
Tier I ratio (%)	13.5%	13.0%
Total capital ratio (%)	15.0%	14.7%
Additional CET I buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.5%	2.0%
Countercyclical buffer requirement (%)²	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET I specific buffer requirements (%)	3.5%	3.0%
1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

2) The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero.

As of December 31, 2022, our Total Capital reached R$185,415 million, an increase of R$15,618 million compared to December 31, 2021. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 15.0%, as of December 31, 2022, an increase of 30 basis points compared to 14.7% as of December 31, 2021, mainly due to the income for the period offset by the increase in credit risk-weighted assets and the prudential and equity adjustments.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2022, our Fixed Assets Ratio reached 19.9%, which presents a buffer of R$55,748 million.

Our Tier I ratio increased 30 basis points in relation to September 30, 2022 driven by the net income for the period, and the prudential and equity adjustments, partially offset by the higher volume of credit risk-weighted assets.

Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about regulatory capital.

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Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

We present below a discussion of our LCR for the average of the three-month period ended on December 31, 2022, and NSFR as of December 31, 2022.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749, of March 5, 2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

	Three-months period ended,
Liquidity Coverage Ratio	December 31, 2022	December 31,2021
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA)[1]	325,269	307,280
Cash Outflows[2]	361,902	341,053
Cash Inflows[3]	164,104	147,960
Total Net Cash Outflows	197,797	193,093
LCR%	164.4%	159.1%
(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2022, was 164.4% and, accordingly, above the Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869, of December 19, 2017. The NSFR corresponds to the ratio of our available stable funds, or ASF, for the end of each period to our required stable funds, or RSF for the end of each period.

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Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

	As of December 31,	As of December 31,
Net Stable Funding Ratio	2022	2021
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF)¹	1,151,750	1,016,989
Total Required Stable Funding (RSF)²	922,395	839,830
NSFR (%)	124.9%	121.1%
(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2022, our ASF totaled R$1,151.8 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$922.4 billion, particularly due to loans and financings with wholesale business and retail business customers, central governments and transactions with central banks.

As of December 31, 2022, our NSFR was 124.9% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: (i) cash and deposits on demand, (ii) funded positions of securities purchased under agreements to resell and (iii) unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2022 and 2021:

Operational Liquidity Reserve	As of December 31,		2022 Average Balance(1)
	2022	2021
	(In millions of R$)
Cash	35,381	44,512	38,371
Securities purchased under agreements to resell – Funded position (2)	34,373	32,436	43,954
Unencumbered government securities (3)	189,279	152,099	164,887
Operational reserve	259,033	229,047	247,212
(1) Average calculated based on audited financial statements.
(2) Net of R$ 14.576 (R$ 9.266 at 12/31/2021), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.
(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad.

Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details about funding.

Capital Expenditures

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According to our practice over the last few years, our capital expenditures in the year ended December 31, 2022, were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below presents our capital expenditures for the years ended December 31, 2022 and 2021:

	For the year ended		Variation
Capital Expenditures	December 31, 2022	December 31, 2021	2022 - 2021
	(In millions of R$, except percentages)
Fixed Assets	2,727	1,414	1,313.0	92.9%
Fixed assets under construction	905	710	195	27.5%
Land and buildings	8	25	(17)	-68.0%
Leasehold improvements	56	106	(50)	-47.2%
Furniture and equipment, installations and data processing systems	1,710	532	1,178	221.4%
Other	48	41	7	17.1%
Intangible Assets	5,768	7,667	(1,899)	-24.8%
Association for the promotion and offer of financial products and services	0	5	(5)	-100.0%
Software acquired and internally developed software	4,727	4,249	478	11.2%
Other intangibles	1,041	3,413	(2,372)	-69.5%
Total	8,495	9,081	(586)	-6.5%

Please see “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of December 31, 2022. The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2022. As of the date of this Form 6-K, there has been no material change in our capitalization since December 31, 2022.

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Capitalization	As of December 31, 2022
	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	498,803	95,598
Securities sold under repurchase agreements	270,798	51,900
Structured notes	2	0
Derivatives	42,116	8,072
Interbank market funds	137,428	26,339
Institutional market funds	20,731	3,973
Other financial liabilities	162,426	31,130
Provision for insurance and private pension	3,747	718
Provisions	4,715	904
Tax liabilities	2,950	565
Other Non-financial liabilities	43,603	8,357
Total	1,187,319	227,556
Non-current liabilities
Deposits	372,635	71,417
Securities sold under repurchase agreements	22,642	4,339
Structured notes	62	12
Derivatives	34,745	6,659
Interbank market funds	157,159	30,120
Institutional market funds	108,651	20,824
Other financial liabilities	4,808	921
Provision for insurance and private pension	231,403	44,350
Provision for Expected Loss	3,684	706
Provisions	14,760	2,829
Tax liabilities	3,443	660
Other Non-financial liabilities	4,441	851
Total	958,433	183,689
Income tax and social contribution - deferred	345	66
Non-controlling interests	9,390	1,800
Stockholders’ equity attributed to the owners of the parent company (2)	167,953	32,189
Total capitalization (3)	2,323,440	445,300
BIS ratio (4)	15.0%
(1) Convenience translation at 5.2177 reais per U.S. dollar, the exchange rate in effect on December 31, 2022.		5
(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,842,576,301 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2022.
(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4) Calculated by dividing total regulatory capital by risk weight assets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements.

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REGULATORY RECENT DEVELOPMENTS

We are subject to the regulation and supervision of various regulatory entities in the segments we operate. The supervision of these entities is essential to the structure of our business and directly impacts our growth strategies. Below we describe the main public consultations, resolutions, rules, or laws that are currently in force in the Brazilian legal system, with which we are required to comply. In addition, we are also subject to the regulations described in “Item 4B. Business Overview - Supervision and Regulation” of our 2021 Form 20-F.

We describe below the material regulatory developments applicable to us since the filing of our 2021 Form 20-F.

The National Monetary Council, or CMN, improves rules for special-purpose accounts

On January 27, 2022, issued Resolution No. 4,981, which amends CMN Resolution No. 3,844, of March 23, 2022, to simplify the procedures for opening special accounts denominated in foreign currency exclusively to receive foreign credit transactions granted by international organizations. As of the date of publication of CMN Resolution No. 4,981 (January 31, 2022), direct and indirect administration entities of Brazilian States, the Federal District, and Municipalities will no longer be required to have a specific authorization to be holders of these special accounts in financial institutions authorized to operate in the foreign exchange market (such as us). This measure aims to make this authorization process more efficient.

CMN Resolution No. 4,981 entered into effect on January 31, 2022.

The Brazilian Securities and Exchange Commission simplifies the registration process of non-resident investors that are individuals

On February 7, 2022, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or CVM) issued CVM Resolution No. 64, or Resolution No. 64, which exempts non-resident investors that are individuals of specific registration requirement with the CVM, as previously prescribed by CVM Resolution No. 13, of November 18, 2020, which was amended by the new rule.

With the new rule, non-resident investors that are individuals will be exempted from specific registration with the CVM, provided that their representatives (which must register with the CVM before the non-resident investor begins operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM’s electronic systems.

Resolution No. 64 entered into effect on May 2, 2022.

The Central Bank enhances prudential rules applicable to payment institutions

On March 11, 2022, the Central Bank published Resolutions Nos. 197, 198, 199, 200, 201 and 202, a set of rules aimed at improving the prudential rules applicable to payment services. The new rules are the result of Public Consultation No. 78/2020 and, in general terms, extend to prudential conglomerates led by payment institutions the prudential requirements already applicable to conglomerates led by financial institutions.

According to the Central Bank, this extension has become necessary in view of the diversification and sophistication of activities carried out by payment institutions since the publication of the legal and regulatory framework for payment services, in 2013. Since then, certain payment institutions have constituted financial subsidiaries and started to assume new risks, without being required to have prudential requirements proportionate to these new risks.

One of the principles of the new rules is that this extension of prudential requirements to payment institution-led conglomerates to be carried out in a proportional manner. In other words, smaller institutions, which are exposed to lower risks, will have simplified prudential requirements, while larger institutions, which carry out activities subject to higher risks, will have to rely on more sophisticated prudential requirements. As a result, the Central Bank expects that the new regulation will preserve the stimulus for the entry of new competitors in the payments segment, in order to increase competition in the financial and payments system, as well as stimulate greater financial inclusion.

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In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into three types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from July 2023 (as per Central Bank Resolution No. 258, which delayed the entry into effect of these regulations from January 2023 to July 2023). This ensures sufficient time for institutions to adapt their internal controls and adjust their ownership structure. This gradual introduction was inspired by the introduction of Basel III for financial institutions.

Regarding such new rules, on February 8, 2023, the Central Bank issued Resolution No. 290, which amends Resolution No. 200, in order to incorporate recommendations from the Basel Committee on Banking Supervision, or BCBS, set out in the Basel III framework. Thus, the capital required for the Credit Valuation Adjustment, or CVA, ceases to be calculated in the scope of the portions related to the exposures to credit risk and starts to be considered as a new component related to the exposures to market risk.

Resolution No. 290 will enter into effect on July 1, 2023.

The Brazilian Federal Government’s Decree alters tax rate applicable to external loans with a term of up to 180 days to zero

On March 15, 2022, the Brazilian Federal Government issued Decree No. 10,997, which amended Decree No. 6,306, of December 14, 2007. The main modification brought was to the tax rate on financial transactions (Imposto sobre Operações Financeiras or IOF) related to external loans with a term of up to 180 days, which was reduced from 6% to 0%, with immediate effects.

The Central Bank launches Open Finance

On March 24, 2022, the CMN and the Central Bank issued Joint Resolution No. 4, amending Joint Resolution No. 1, of 2020, to officially launch the Open Finance project. This measure reinforces the evolution of the Brazilian Open Financial System model, which will go from a traditional Open Banking initiative purely focused on data and services related to traditional banking products to a broader strategy, encompassing data on other financial services such as accreditation, foreign exchange, investments, insurance and pension plans.

To consolidate the migration from Open Banking to Open Finance, the Central Bank and the CMN are updating the regulatory treatment for this new nomenclature in Joint Resolution No. 1 of 2020, and later in other related regulations as they are amended.

This change occurs together with the advancement of discussions with the National Council of Private Insurance, or CNSP, and the Superintendence of Private Insurance, or SUSEP, aiming at a future interoperability between participants of Open Finance and Open Insurance.

Another change made to improve the Open Finance implementation process refers to the definitive governance structure, whose model will be submitted to the Central Bank for approval by June 30, 2022. Considering the experience acquired with the implementation of the initiative so far, it was necessary to clarify some attributions and duties of this structure for the monitoring and resolution of problems arising from non-compliance by the institutions with their obligations within the Open Finance ecosystem.

Joint Resolution No. 4 entered into effect on May 2, 2022.

On February 23, 2023, the Central Bank issued Resolution No. 294, which amends Central Bank Resolution No. 32, of October 29, 2020. Such rule sets forth technical requirements and operational procedures to implement Open Finance in Brazil. The amendments are mainly to provide more clarity regarding the supervisory role assigned to the Open Finance Governance Structure, the body responsible for implementing and governing Open Finance. Resolution No. 32 is expected to undergo periodic reviews to reflect the evolution of the ecosystem itself. Additionally, Resolution No. 294 (i) reviews the definition on the mandatory participants and the responsibility of the management of their information and (ii) establishes the need for prior consent from the Central Bank in case of exclusion of a participating institution from the ecosystem or exclusion of a participation modality.

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Resolution No. 294 will enter into effect on April 1, 2023.

New law increases tax burden applicable to financial institutions

On April 28, 2022, the President of Brazil published Provisional Measure No. 1,115, or MP 1,115/22, which amends Law No. 7,689, of 1988, to increase by 1%the rates of the social contribution over net income (Contribuição Social sobre o Lucro Líquido, or CSLL) applicable to financial institutions, other institutions authorized to operate by the Central Bank, and insurance and capitalization companies.

As of the entry into effect of MP 1,115/22 and until December 31, 2022, (i) banking institutions (such as us) will have the CSLL levied on their taxable income at a total 21% rate (as opposed to the prior rate of 20%); and (ii) other institutions authorized to operate by the Central Bank and insurance and capitalization companies will have the CSLL levied on their taxable income at a total 16% rate (as opposed to the prior rate of 15%).

MP 1,115/22 entered into effect on August 1, 2022 (90 days as of the date of its publication) and was converted into Law No. 14,446 on September 2, 2022, remaining in force until December 31, 2022. As of January 1, 2023, the CSLL rates levied on the taxable income of financial institutions and other institutions authorized to operate by the Central Bank and insurance and capitalization companies reverted back to the prior rates of 20% and 15%, respectively.

The Central Bank introduces changes to the capital requirements for credit risk provided in Basel III

On May 12, 2022, the Central Bank issued Resolution No. 229, which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach, or RWACPAD. These procedures are the result of an extensive discussion based on Public Consultation No. 80, published on December 11, 2020.

The new prudential framework is more sensitive to credit risk as Resolution No. 229 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transaction. For example, in relation to residential real estate financing, instead of using a single risk weighting factor, the risk weighting factors under Resolution No. 229 vary based on objective parameters, allowing less risky exposures to credit risk to have lower capital requirements.

These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the BCBS, and integrate in the framework known as "Basel III" into the Brazilian banking and finance regulations. The recommendations of the BCBS aim to harmonize the prudential regulation adopted by its members.

Resolution No. 229 will enter into effect on July 1, 2023 and will repeal Central Bank Circular No. 3,644, of March 4, 2013.

Financial System Regulators issue Joint Resolution on Interoperability on Open Finance

On May 20, 2022, the Central Bank, the CMN, the CNSP, and the SUSEP, issued Joint Resolution No. 5, which establishes more clarity and rules for interoperability within the scope of Open Finance.

Such interoperability will allow the standardized sharing of data, with the client's consent, in a secure, agile and accurate manner, between banks, payment institutions, credit cooperatives, insurance companies, open complementary pension funds, capitalization companies and other institutions authorized to operate by the Central Bank and SUSEP.

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The participants of the ecosystem are responsible for proposing and implementing technical standards and operational procedures that ensure interoperability. These proposals must be sent to SUSEP and the Central Bank by November 30, 2023.

Joint Resolution No. 5 entered into effect on January 2, 2023.

The CVM issues new rules on public offerings of securities

On July 13, 2022, the CVM issued Resolution No. 160, which (i) establishes new rules regarding public offerings for primary or secondary distribution of securities and the trading of securities offered in regulated markets, and (ii) revokes CVM Instructions No. 400, of December 29, 2003, No. 471, of August 8, 2008, No. 476 of January 16, 2009, No. 530, of November 22, 2012, and CVM Deliberations No. 476, of January 25, 2005, No. 533, of January 29, 2008, No. 809, of February 19, 2019, No. 818, of April 30, 2019, and No. 850, of April 7, 2020.

The main purpose of Resolution No. 160 is to provide more flexibility, agility and legal security for public offerings in Brazil. Some important changes implemented by such ruling are: (a) a new definition of public offering; (b) a different registration process for public offerings, which established an ordinary registration (with a process similar to that of CVM Instruction No. 400), and an automatic registration (with a process similar to that of CVM Instruction No. 476); (c) and rules applicable to the process for analyzing requests for waiver of registration or offering requirements, establishing that such requests, unless they are the responsibility of the technical area, must be made before the beginning of the review of the application for registration of the offering, since the differentiated treatment would require a more complex analysis by the CVM. Considering this point, registration processes involving waiver requests will take longer, since it will be necessary to await the result of the waiver request before filing the registration request. Also, the new rule provides the possibility of requesting a reserved analysis of the registration application by CVM, allowing the offeror to choose between (i) requesting secrecy only with respect to the offering documentation but announcing that it has submitted an application for registration of the offering or (ii) secrecy of all information.

Other main changes established by Resolution No. 160 are (a) the creation of the offering sheet (lâmina da oferta), a document that will have standardized content and aims to facilitate the investor's initial contact with a given offering, making it possible to simultaneously compare offerings more efficiently; and (b) clear initial and final terms for the silence period; the offeror, the financial institutions participating in the distribution syndicate and the persons hired to work or advise on the offering must refrain from advertising the offering during the period beginning on the earliest date between (i) the moment the offering is approved by means of a resolution or in the case of an exclusively secondary offering in which there is no such act, the moment of engagement or contracting of the institution that will perform the function of lead coordinator of the offering, or (ii) the 30th day prior to the filing of the application for registration of the offering with the CVM or the self-regulatory entity authorized by the CVM for the prior analysis of the application for registration. This silence period ends on the date of the announcement of the closing of the distribution.

Resolution No. 160 entered into effect on January 2, 2023.

The Brazilian Federal Government publishes a decree to regulate over-indebtedness

On July 27, 2022, the Brazilian Federal Government published Decree No. 11,150, of July 26, 2022, or Decree No. 11,150, which establishes the rules for the preservation and non-commitment of the existential minimum for the purposes of prevention, treatment and conciliation of over-indebtedness in consumer debts, under Law No. 8,078, of September 11, 1990, or the Consumer Defense Code.

The new rule establishes as basic consumer rights the guarantee of responsible credit practices, financial education and prevention and treatment of over-indebtedness scenarios, preserving the existential minimum, according to the new regulation, through debt review and renegotiation. Therefore, for purposes of regulating consumer over-indebtedness, the minimum existential income of the consumer (natural person) is considered to be equivalent to 25% of the minimum wage in effect on the date Decree No. 11,150 was published (R$ 1,212.00), i.e., R$ 303.00. However, the annual adjustment of the minimum wage will not lead to this amount being updated.

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Furthermore, the Decree provides that certain debts and credit limits will not be computed in the calculation of the preservation and non-compromise of the existential minimum, such as debts not related to consumption, related to real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety (fiança) or with endorsements (aval).

Also, the preservation or non-compromise of the existential minimum will not be considered an impediment for the concession of a credit that has the objective of substituting another transaction or transactions previously contracted by the consumer, as long as this substitution is aimed at improving the consumer's financial condition.

Finally, Decree No. 11,150 provides that its rules are not applicable for purposes of granting social assistance benefits.

Decree No. 11,150 came into effect 60 days after its date of publication.

The President of Brazil publishes decree to regulate tax rate on foreign exchange transactions with credit cards and offshore remittances

On July 29, 2022, the Brazilian Federal Government published Decree No. 11,153, of July 28, 2022, or Decree No. 11,153, which amended Decree No. 6,306, of December 14, 2007. The main modification was to the tax rate on financial transactions (Imposto sobre Operações Financeiras) related to certain kinds of foreign exchange transactions, or IOF/Exchange.

The main purpose of the changes introduced by Decree No. 11,153 was to update and adapt the language of the regulation to the regulations in effect, and now provide for a 6.38% tax rate no longer for foreign exchange transactions aimed at fulfilling the obligations of "credit or debit card companies", but rather for "institutions that participate in cross-border payment schemes, in the capacity of issuers of such schemes.”

Decree No. 11,153 also provides that international transfers in Brazilian currency, of funds held in deposit accounts in Brazil owned by non-resident holders and originally received in fulfillment of obligations of the institutions participating in payment arrangements with cross-border reach is also subject to the 6.38% IOF/Exchange rate, arising from the acquisition of goods and services from abroad and withdrawals abroad, made by end users of such arrangements, unless these users are the Federal Government, States, Municipalities, the Federal District and their foundations and autarchies, for which the applicable rate will be zero.

Finally, the new decree also compiles the annual and gradual reduction of the 6.38% rate of IOF/Exchange in the cases where applicable, until it reaches zero in 2028, in line with the changes provided by Decree No. 10,997, of March 15, 2022.

Decree No. 11,153 entered into effect on its publication date.

Central Bank changes rules applicable to consortium administrators

On July 27, 2022, the Central Bank issued Resolution No. 233 and Resolution No. 234, which set forth, respectively, with the principles and procedures applicable to the authorization processes by the regulator for consortium administrators are subject, as well as the constitution and functioning of these institutions.

These new rules are part of recent efforts by the Central Bank to rationalize, modernize and standardize the licensing rules and procedures for granting authorization of its supervised entities, including the recent edition of Central Bank Resolutions No. 80 and 81, applicable to payment institutions, as well as CMN Resolution No. 4,970, applicable to financial institutions and other institutions subject to CMN regulation.

Resolutions No. 233 and 234 are both scheduled to enter into effect on July 1, 2023, and, as of this date, some of the main rules related to consortium administrators will be revoked - among them, Central Bank Circular No. 2,332, of 1992, which establishes rules applicable to representatives of consortium administrators, and Central Bank Circular No. 3,433, of 2013, which currently consolidates the rules applicable to the licensing and operation of consortium administrators.

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Central Bank definitively alters rules applicable to the interchange fee (“tarifa de intercâmbio” or TIC) and settlement period for debit and pre-paid cards

On September 26, 2022, the Central Bank issued Resolution No. 246, which establishes limits to the TIC and settlement period for debit and pre-paid cards, after receiving comments from the market as a result of Public Consultation No. 89, launched on October 8, 2021. Previously, prepaid card issuers were not subject to any TIC, while debit card issuers, such as us, were subject to a TIC at a maximum rate of 0.5%.

The new rule maintains the maximum TIC rate of 0.5% applicable to debit card issuers and introduces a maximum TIC rate of 0.7% applicable to prepaid card issuers.

Resolution No. 246 will come into effect on April 1, 2023.

CMN issues rule consolidating the Credit Information System

On September 29, 2022, the CMN issued Resolution No. 5,037, revoking the Resolution No. 4,571, of May 26, 2017, and aiming to consolidate rules about the Credit Information System (Sistema de Informações de Créditos or SCR).

The SCR is a system managed by the Central Bank that records information about credit operations, in order to (i) provide information to the Central Bank, to allow it to monitor credit in the financial system and to exercise its inspection duties; and (ii) provide the exchange of information among financial institutions and other authorized institutions.

Although the new resolution does not significantly alter the rules applicable to the SCR, and mostly aims at consolidating disparate rules related to the system, some relevant changes introduced by Resolution No. 5,037 include: (i) inclusion of the possibility of providing information from the SCR to database managers, or GBDs, established by Law No. 12,414, of June 9, 2011, by means of an agreement; and (ii) the possibility for entities to provide guarantees in credit transactions to have access to data on transactions to which they are a party.

Resolution No. 5,037 came into effect on November 1, 2022.

CMN issues rule amending understanding about minimum Regulatory Capital (“Patrimônio de Referência”) and common equity requirements

On September 29, 2022, CMN issued Resolution No. 5,038, which altered CMN Resolution No. 4,958, of October 21, 2021, which establishes minimum Reference Equity, Tier I Capital, Core Capital and Additional Core Capital (Adicional de Capital Principal, or ACP).

This Resolution amended the Central Bank’s definition of RWA, which should be calculated for determination of minimum capital requirements and ACP, in line with the recommendations of the BCBS. Specifically, under the new rule, the Credit Valuation Adjustment, or CVA, of the RWA (change to the market value of derivative instruments to account for counterparty credit risk) is no longer classified as a credit risk, but rather as a market risk. Although the reallocation of the calculation of the CVA from the credit risk portion of the RWA to the market risk portion does not affect the final amount of the capital requirement applicable to financial institutions, the change is necessary due to the revocation of Circular No. 3,644, of 2013, as of January 1, 2023, concomitantly with the implementation of the new regulatory framework for credit risk, as provided in Central Resolution No. 229, of May 12, 2022, where the calculation of the capital requirement related to the CVA is already not included for the purposes of exposure to credit risk, in line with the recommendations of Basel III.

Resolution No. 5,038 entered into effect on January 1, 2023.

The CVM issues opinion about cryptoassets

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On October 11, 2022, the CVM’s Collegiate Board of Commissioners issued Opinion No. 40, or Opinion No. 40, the first to discuss and consolidate CVM’s understanding on matters regarding the offering of cryptoassets in Brazil. Opinion No. 40 specifically mentions cryptoassets that could be characterized as securities, aiming to clarify to the market the concept of public offering, and, especially, focusing on the offering of derivatives. Further, the CVM mentions that, as cryptoassets are mainly negotiated through the internet with no geographic restrictions, a complementation to the guidelines previously issued by CVM on public offerings is necessary.

Regarding the characterization of a cryptoasset as a security, the CVM reinforced its understanding already expressed in previous communications that, depending on the economic essence of the rights conferred to its holders and the function it assumes, a token may constitute a security. Accordingly, CVM points out that although tokenization is not subject to the prior approval or registration with the CVM, if securities are issued for public distribution purposes, both the issuers and the offering will be subject to capital market regulations.

In summary, Opinion No. 40 highlights three hypotheses for framing cryptoassets as securities: (i) in case the assets are derivatives, which are necessarily securities, regardless of the nature of the underlying asset, as per the provisions of article 2, item VIII, of Law No. 6,385, of December 7, 1976, or Law No. 6,385; (ii) if the tokens are publicly offered collective investment contracts, which is an open concept provided for in item IX of article 2 of Law No. 6,385; and (iii) in case the cryptoassets are certificates of receivables, provided for in Law No. 14,430, of August 3, 2022.

With regard to the characterization of an offering as public, CVM emphasizes that the display of a page containing securities offerings only to users identified by login and password or the absence of disclosure does not have the power, by itself, to rule out the public character of an offering. Other aspects must be taken into consideration, such as the number of investors reached, the number of subscribers and the existence of measures that restrict access to the page by Brazilians (such as "geoblocking" mechanisms). Therefore, it is necessary to conduct a case-by-case analysis in order to verify whether one of the hypotheses for framing the cryptoasset as a security is present, as well as whether this asset was the object of a public offering. If an offering of a security is characterized as “public”, Opinion No. 40 provides that the applicable CVM regulations must be observed in their entirety, requiring the registration of the offering and of the issuer, the provision of periodic information, the participation of authorized intermediaries, and the trading of assets in regulated markets.

The Central Bank launches a public consultation about the prudential regulatory changes, provided in Basel III, for operational risk

On November 7, 2022, the Central Bank launched Public Consultation No. 94/2022, which proposes regulations establishing the minimum standard of the Basel Committee for BCBS for the calculation of the operational risk’s equity requirements, or RWAOPAD. These new rules will replace Circular No. 3,640 of March 4, 2013, and Circular Letter No. 3,316 of April 30, 2008. Under the terms proposed in the consultation, the Resolution and the Normative Ruling will come into force on January 1, 2024.

The new standard methodology for the calculation of RWAOPAD, which is the object of this proposal for public consultation, replaces the three calculation methods previously established in the regulations currently in force with a single standardized model. Such change intends to increase the strength and the sensitivity to risk of the operational risk’s equity requirement. In this new methodology, the calculation of capital required for operational risk is made up of two elements: the Weighted Business Indicator Component, or BIC, and the Internal Loss Multiplier, or ILM. BIC considers the institution's revenues and expenses, which seek to bring dimension of the institution's turnover, while the ILM incorporates operating losses incurred over the last ten years into the calculation, being able to increase or reduce the final capital requirement.

The proposed new rule will only be applicable to financial institutions that are classified as part of Segments 1, or S1, to Segment 4, or S4, for the purposes of the proportional application of prudential regulation. The proposal establishes the use of the ILM for institutions classified in S1 or S2, such as us, and defines the value of the ILM as one for institutions classified in S3 or S4 (meaning that only BIC would apply for said institutions).

This Public Consultation will be open for contributions from the market for a 90-day period. The Central Bank will compile contributions received from market participants, which may result in amendments to the proposed draft.

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Central Bank creates a BRGAAP accounting item for investments in sustainability assets by financial institutions

On November 21, 2022, the Central Bank issued Normative Ruling No. 325, which defines the accounting item for “sustainability assets” in BRGAAP, which defines said assets as those which are related to mechanisms for socio-environmental and climate sustainability, such as Carbon Credit and Decarbonization Credit, or CBIO certificates.

Normative Ruling No. 325 will enter into effect on January 1, 2023 and will require the reclassification of any amounts related to sustainability assets recorded by financial institutions under other accounting items in financial statements prepared in accordance with BRGAAP.

CMN updates rules related to transactions involving payment scheme receivables and their registration

On November 25, 2022, the CMN issued Resolution No. 5,045, which amends CMN Resolution No. 4,734, of June 27, 2019, providing for specific conditions and procedures for financial institutions to carry out transactions involving the discount or prepayment of receivables originating from payment schemes that are part of the Brazilian Payments System (SPB) or credit transactions secured by such underlying receivables.

The main change was the inclusion of a provision in Resolution 4,934 establishing that the use of receivables as collateral in credit transactions should be proportional to their risk, balancing (i) the term of the guarantee and the term of the credit transaction; and (ii) the estimated value of the guarantees and the outstanding balance of the transaction.

The new rule also amends several provisions of Resolution No. 4,734 regarding operational procedures between financial institutions and receivable registration systems, with the purpose of reducing the costs involved with the registration of these receivables in the case of transactions carried out by financial institutions.

Also on November 25, 2022, the Central Bank issued Resolution No. 264, which replaced Circular No. 3,952, of June 27, 2019 and provides a new framework applicable to the registration of payment scheme receivables. The main changes include the introduction of (i) a formula to determine the value of a receivables; (ii) guidelines to be followed by acquirers to block amounts of receivables from the receiving end user (merchant) in order to (ii.a) carry out offsets with amounts owed by the receiving end user (merchant) and (ii.b) constitute financial reserves for contractual risk management with the receiving end user (merchant); and (iii) inclusion of an obligation for acquirers to verify, in the registration systems, the existence of payment scheme receivables agreements executed with receiving end users (merchants) whose effects capture new schedules of receivables (agendas de recebíveis) of receiving end users.

CMN Resolution No. 5,045 and Central Bank Resolution No. 264 both entered into effect on December 1, 2022.

The CMN and Central Bank issue new rules regulating the new framework for the Brazilian foreign exchange market

On November 25 and December 15, 2022, respectively, the CMN issued Resolution No. 5,042, which establishes guidelines for transactions performed in the foreign exchange market, and Resolution No. 5,056, which regulates the payment of a financial charge to the Central Bank, due by foreign currency sellers, for cancellation or write-off of a foreign exchange position under the foreign currency purchase contract that provides for advances in reais, as provided for in Law No. 14,286, of December 29, 2021 or the New Foreign Exchange Law, which came into effect on December 31, 2022. Both rules were issued as a result of Public Consultation No. 90, launched on May 12, 2022. Similarly, the Central Bank issued Resolutions Nos. 277 and 280, of December 31, 2022, also as a result of the same Public Consultation.

Resolution No. 5,042 establishes the main principles and guidelines to be observed by participants and stakeholders within the Brazilian foreign exchange market, which include: (i) fostering competition in the provision of services to the public concerning transactions carried out in the foreign exchange market; (ii) addressing the public's need in respect of freedom of choice, privacy, transparency and access to clear and complete information about the conditions of foreign exchange market transactions; and (iii) promoting the efficiency of foreign exchange market transactions.

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Resolution No. 5,056 aims to regulate article 7 of the New Foreign Exchange, which provides for payment of a financial charge to the Central Bank, due by the foreign currency seller, for cancellation or write-off of the foreign exchange position under the foreign currency purchase contract that provides for advances in reais. The new rule: (i) generally maintains the existing calculation rules, including the use of the LIBOR rate as the international benchmark interest rate, noting however that, for financial charge purposes, the amount advanced in reais should be considered; (ii) maintained non-payment of the financial charge for cancellation or write-off of up to US$5,000.00 or equivalent amount in other currencies, provided that such amount does not account for more than 10% of the total value of the purchase of foreign currency; and (iii) establishes a new event of nonpayment of the financial charge for cancellation or write-off of the purchase of foreign currency related to exports with goods shipped or services provided.

Resolution No. 277 regulates the New Foreign Exchange Law in respect of the inflow and outflow of reais and foreign currencies to and from the country, repealing and replacing several rules that previously regulated the topic, including Circulars Nos. 3,691 and 3,690 of December 16, 2013. The main changes introduced by Resolution No. 277 include: (i) enabling authorized institutions, such as us, to carry out foreign exchange transactions in a free format while observing the guidelines established by the Central Bank (as opposed to the former rules, which imposed that authorized institutions execute a standard agreement with clients); (ii) enabling authorized institutions to use their own criteria to request or waive supporting documentation prior to the execution of a foreign exchange transaction, considering the client's internal risk profile within the institution and the characteristics of the transaction; and (iii) simplifying the process for the classification of foreign exchange transactions, considering that the New Foreign Exchange Law provides that the client needs to state the purpose of the transaction (as opposed to the prior rules, where the classification of the purpose of the transactions was the responsibility of the authorized institutions, which were liable for any inaccuracy).

Resolution No. 280 establishes the definitions of resident and non-resident to be applied to individuals and legal entities, regulating the sole paragraph of article 1 of the New Foreign Exchange Law. These definitions must be considered both for regulation of the foreign exchange market and for regulation of other matters dealt with in the New Foreign Exchange Law, such as Brazilian capital investments abroad, foreign capital investments in Brazil and reporting obligations to the Central Bank.

Resolutions Nos. 5,042 and 5,056 came into effect on December 31, 2022; and Resolutions No. 277 and 280 became effective as of their publication also on December 31, 2022, except for the authorization set forth in Resolution No. 277 for payment institutions to operate in the foreign exchange market, which will enter into effect on July 1, 2023.

Additionally, on December 31, 2022, the Central Bank issued Resolutions No. 278 and 281, which resulted from Public Consultation No. 91, of July 19, 2022.

Resolution No. 278 regulates various aspects of foreign capital in Brazil, including foreign credit and foreign direct investment transactions, repealing several rules that previously dealt with the topic, including Resolution No. 3,844 of March 23, 2010 and a considerable part of Circular No. 3,689 of December 16, 2013 (articles 18 through 107). The main innovations were: (a) replacement of the current foreign capital registration regime with an information reporting system, applicable only to a limited set of transactions, considering their values and characteristics; (b) end of the restriction on remittances abroad from Brazil for payments of principal and interest in foreign credit operations in which there is no inflow of funds into the country; and (c) end of the requirement to provide information to the Central Bank about contracts between residents and non-residents regarding the use or assignment of patents, industrial or commercial trademarks, technology supply, for the purposes of financial transfers as royalties, as well as those related to the provision of technical services[ and the like?], foreign operational leasing, renting and chartering.

Resolution No. 281 sets forth some transitory rules and procedures that will remain in effect in the Brazilian foreign exchange market, in principle, up to November 1, 2023 the complexity in the systemic adaptation of certain provisions set out in the new regulation on foreign capital provided for in the New Foreign Exchange Law and Resolution No. 278. These rules and procedures include: (i) procedures for simultaneous exchange transactions in cases of (a) conversion of non-residents' assets in Brazil into foreign capital subject to reporting to the Central Bank; (b) transfers between foreign capital mechanisms subject to reporting to the Central Bank; (c) rescheduling and assumption of obligations related to a foreign credit transaction; and (d) investments made through international transfer of shares or other assets; and (ii) the requirement to inform, in the reporting system of the Central Bank, within thirty days from the date of occurrence of the event, the updates on net equity, capital stock paid up by the receiving company and percentage of capital paid up by each foreign investor and subsequent transactions.

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Resolutions Nos. 278 and 281 became effective as of their publication on December 31, 2022.

Finally, as a result of Public Consultation No. 93, launched on November 4, 2022, the Central Bank issued Resolution No. 279, of December 31, 2022, which provides new rules relating to the flow, availability and provision of information on Brazilian capital abroad, which includes the values, goods, rights and assets of any nature whatsoever held abroad by residents and replacing rules that previously dealt with this topic, including Resolution No. 3,854 of May 27, 2010, Circular No. 3,624 of February 6, 2013 and a part of Circular 3,689 of December 16, 2013 (article 1 through 17). The main aspects of this resolution include: (i) the maintenance of minimum amounts for statement and periodicity of currently effective statements to provide information on Brazilian capital investments abroad ; (ii) the equation of financing, direct loan and commercial credit granted in Brazil to non-residents with Brazilian capital investments abroad; and (iii) the possibility of investing capital under any mechanism regularly used in the international market, including derivatives, as long as the legal requirements are met, based on economic substance.

Resolutions No. 279 also entered into effect on its publication date.

Central Bank issues rules regarding financial institutions’ local and overseas investments

On November 25, 2022, the Central Bank issued Resolution No. 5,043, which revoked CMN Resolution No. 2,723 of May 31, 2000. The new rule regulates the holding of equity interests in companies headquartered in Brazil or abroad, as well as the installation of branches abroad by financial institutions. In order to perform both activities, Brazilian financial institutions are in principle required to obtain prior authorization from the Central Bank, a requirement that was generally maintained by Resolution No. 5,043.

The main changes brought forth by Resolution No. 5,043 include: (i) no longer requiring prior authorization for the allocation of new resources to a branch located abroad, as well as for capital increases of financial institutions based abroad, which do not represent a percentage increase in equity interests held in them by local financial institutions; and (ii) no longer requiring prior authorization in the case of local financial institutions acquiring equity interests in a financial institution based abroad as a result of a spin-off (cisão) or merger (incorporação or fusão).

Resolution No. 5,043 entered into effect on January 1, 2023.

Central Bank updates rules regarding the formation of consortium groups

On January 19, 2023, the Central Bank issued Resolution No. 285, which overhauled the rules applicable to the formation and management of consortium groups, replacing Central Bank Circular No. 3,432, of February 2, 2009.

The most relevant change introduced by the new rule is the revised and updated information provisions that administrators are required to establish in consortium group participation contracts, which include (i) the procedures and deadlines to be observed by the consortium administrator or by the consortium member for the performance of several operational procedures; and (ii) the requirement that the amount of the initial installment due to the consortium group and its several components (such as the installments destined to the common fund and reserve fund, respectively, and, if any, administration fees and insurance premiums) be presented in the contract in a discriminated manner, referencing nominal and percentage values. Additionally, the resolution determines that, as of next year, the regulations for consortium groups must be made available on the consortium administrators' websites, eliminating the requirement to register these regulations at a notary's office.

Resolution No. 285 also permits the formation of consortium groups in which the value of the credit to be granted to the consortium member is set at a nominal amount, periodically adjusted based on a price index or indicator set out in the relevant contract. The new rule further establishes, in up to three consecutive maturities, the maximum period of default after which the participant of the consortium group will be excluded (currently, there is no defined regulatory term). Finally, the rule also explicitly allows consortium group meetings to be held in person or virtually.

33

Resolution No. 285 will come into effect on January 1, 2024. As a transitional rule, consortium groups formed before the date of entry into force of Resolution No. 285 continue to be governed by Circular 3,432, except for certain provisions of Resolution No. 285, which will be applicable to the groups in progress as of January 1, 2024.

The Central Bank updates prudential rules according to BCBS recommendations

On February 8, 2023, the Central Bank issued Resolution No. 291, which adjusts Circular No. 3,646 of March 4, 2013, in order to incorporate recommendations from the BCBS, set out in the Basel III framework, similarly to Resolution No. 290 mentioned above. According to such recommendations, the capital required for the CVA, or RWACVA, should no longer be calculated in the scope of the portions related to the exposures to credit risk, rather being considered as a new component related to the exposures to market risk.

The new rule does not change the calculation methodology concerning the RWACVA, which remains in effect. However, it amends the aforementioned Circular No. 3,646, which establishes the minimum requirements and procedures for calculating capital through internal models of market risk, or RWAMINT, to include, as components for the calculation of the RWAMINT, the RWACVA and the RWADRC. The RWADRC component calculates exposures to credit risk of financial instruments classified in the trading portfolio.

Resolution No. 291 will enter into effect on July 1, 2023.

CMN updates and consolidates regulations on the organization and functioning of commercial banks and multiservice banks

Continuing with the process of consolidating and revising normative acts, the CMN approved Resolution No. 5,060, on February 16, 2023, which consolidates several sparse regulations governing the organization and functioning of commercial banks and multiservice banks, such as us.

The main changes and additions brought forth by the new rule concern exchange banks, which are banks controlled directly or indirectly by stock or futures exchanges. These institutions will now be able to issue certificates of deposit of securities within the scope of sponsored Brazilian Depositary Receipt (BDR) programs, pursuant to CVM regulations, and may exercise the role of settlement agent and custodian for individual investors.

In addition, exchange banks are now allowed to provide settlement services, within the scope of payment schemes, to institutions authorized to operate by the Central Bank. This change will allow exchange banks to act as a special settlement agent within the scope of the Brazilian instant payment scheme, Pix.

Resolution No. 5,060 will enter into effect on March 1, 2023.

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023.

Itaú Unibanco Holding S.A.

By: /s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Chief Executive Officer

By: /s/ Alexsandro Broedel
Name: Alexandro Broedel
Title: Chief Financial Officer

35

FINANCIAL STATEMENTS

36

www.pwc.com.br

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Consolidated financial statements at December 31, 2022 and independent auditor's report pwc

1

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2022 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2022, the consolidated financial performance and the consolidated cash flows for the year then ended, in accordance in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our 2022 audit. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Matters
Why
it is a key audit
matter
How the
matter was
addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

2

Itaú Unibanco Holding S.A.

Why it is a key audit matter	How the matter was addressed in the audit

Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2 (c) II, 2 (c) VI, 2 (d) IV, 4 to 10 and 28)

The provision for expected loss continued to be an area of focus in our audit, as it involves Management's judgment in determining the necessary provision through the application of methodology and processes which use a variety of assumptions, including, among others, prospective information and criteria for determining a significant increase or decrease in credit risk.

Furthermore, as a result of the current economic environment, management revised some of the judgments and estimates used in determining the provision for expected loss, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the Bank's operations and its subsidiaries.

The financial instruments measured at fair value include operations with low liquidity and/or no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation.

Furthermore, market risk management is complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available.

These matters also continued to be a focus of our 2022 year audit due to the relevance and subjectivity mentioned above.

We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9.

Regarding the provision for expected loss methodology, we performed a number of audit procedures substantially related to the: (i) analysis of management's accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we tested management's documentation of the guarantees, the projected cash flows, the credit renegotiations, the counterparty's risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) testing of data inputs to the models and, where available, comparing certain data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in order to comply with IFRS 7 - Financial Instruments: Disclosures and IFRS 9.

We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the consolidated financial statements.

Regarding the measurement of financial assets and financial liabilities, we applied the following main audit procedures: i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as

3

Itaú Unibanco Holding S.A.

Why it is a key audit matter	How the matter was addressed in the audit
	comparing them with independent methodologies and assumptions. We performed, on a sample basis, the recalculation of the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements.
Information technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business and, over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities remotely (home office), which caused the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures performed comprised the combination of relevant tests of design and effectiveness of controls as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2 (c) X, 2 (d) XIV and 29)	
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent

4

5

6

7

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)

Assets	Note	12/31/2022	12/31/2021
Cash		35,381	44,512
Financial assets		2,172,726	1,915,573
At Amortized Cost		1,586,992	1,375,782
Compulsory deposits in the Central Bank of Brazil		115,748	110,392
Interbank deposits	4	59,592	69,942
Securities purchased under agreements to resell	4	221,779	169,718
Securities	9	219,315	147,746
Loan and lease operations	10	909,422	822,590
Other financial assets	18a	111,823	96,473
(-) Provision for expected loss	4, 9, 10	(50,687)	(41,079)
At Fair Value through Other Comprehensive Income		121,052	105,622
Securities	8	121,052	105,622
At Fair Value through Profit or Loss		464,682	434,169
Securities	5	385,099	364,967
Derivatives	6, 7	78,208	69,045
Other financial assets	18a	1,375	157
Tax assets		59,480	58,433
Income tax and social contribution - current		1,647	1,636
Income tax and social contribution - deferred	24b I	51,469	50,831
Other		6,364	5,966
Other assets	18a	17,529	16,494
Investments in associates and joint ventures	11	7,443	6,121
Fixed assets, net	13	7,767	6,963
Goodwill and Intangible assets, net	14	23,114	21,110
Total assets		2,323,440	2,069,206
The accompanying notes are an integral part of these consolidated financial statements.

F-1

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)

Liabilities and stockholders' equity	Note	12/31/2022	12/31/2021
Financial Liabilities		1,836,690	1,621,786
At Amortized Cost		1,755,498	1,553,107
Deposits	15	871,438	850,372
Securities sold under repurchase agreements	17a	293,440	252,848
Interbank market funds	17b	294,587	177,145
Institutional market funds	17c	129,382	138,636
Other financial liabilities	18b	166,651	134,106
At Fair Value through Profit or Loss		77,508	63,479
Derivatives	6, 7	76,861	63,204
Structured notes	16	64	114
Other financial liabilities	18b	583	161
Provision for Expected Loss	10	3,684	5,200
Loan commitments		2,874	4,433
Financial guarantees		810	767
Provision for insurance and private pensions	27c	235,150	214,976
Provisions	29	19,475	19,592
Tax liabilities	24c	6,738	6,246
Income tax and social contribution - current		2,950	2,450
Income tax and social contribution - deferred	24b II	345	280
Other		3,443	3,516
Other liabilities	18b	48,044	42,130
Total liabilities		2,146,097	1,904,730
Total stockholders’ equity attributed to the owners of the parent company		167,953	152,864
Capital	19a	90,729	90,729
Treasury shares	19a	(71)	(528)
Capital reserves	19c	2,480	2,250
Revenue reserves	19c	86,892	66,161
Other comprehensive income		(12,077)	(5,748)
Non-controlling interests	19d	9,390	11,612
Total stockholders’ equity		177,343	164,476
Total liabilities and stockholders' equity		2,323,440	2,069,206
The accompanying notes are an integral part of these consolidated financial statements.

F-2

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Operating Revenues		144,857	126,374	100,199
Interest and similar income	21a	190,273	129,253	114,369
Interest and similar expenses	21b	(138,515)	(69,305)	(73,558)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	34,173	16,678	6,553
Foreign exchange results and exchange variations in foreign transactions		1,280	(1,417)	2,689
Commissions and Banking Fees	22	46,378	42,324	38,557
Income from insurance and private pension operations before claim and selling expenses		5,938	5,354	4,488
Revenues from insurance premiums and private pensions		18,122	15,023	14,804
Change in provision for insurance and private pension		(12,184)	(9,669)	(10,316)
Other income	3	5,330	3,487	7,101
Expected Loss from Financial Assets and Claims		(29,287)	(14,379)	(25,980)
Expected Loss with Loan and Lease Operations	10c	(28,150)	(14,001)	(24,452)
Expected Loss with Other Financial Asset, net		413	1,222	(174)
(Expenses) / Recovery of claims		(1,550)	(1,600)	(1,354)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		115,570	111,995	74,219
Other operating income / (expenses)		(78,037)	(69,764)	(68,989)
General and administrative expenses	23	(69,164)	(62,549)	(64,207)
Tax expenses		(9,545)	(8,379)	(6,181)
Share of profit or (loss) in associates and joint ventures	11	672	1,164	1,399
Income / (loss) before income tax and social contribution		37,533	42,231	5,230
Current income tax and social contribution	24a	(6,595)	(6,661)	(8,655)
Deferred income tax and social contribution	24a	(201)	(7,186)	18,489
Net income / (loss)		30,737	28,384	15,064
Net income attributable to owners of the parent company	25	29,702	26,760	18,896
Net income / (loss) attributable to non-controlling interests	19d	1,035	1,624	(3,832)
Earnings per share - basic	25
Common		3.03	2.74	1.94
Preferred		3.03	2.74	1.94
Earnings per share - diluted	25
Common		3.01	2.72	1.93
Preferred		3.01	2.72	1.93
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,840,703,872	4,818,741,579	4,801,324,161
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,900,469,300	4,873,042,114	4,843,233,835
The accompanying notes are an integral part of these consolidated financial statements.

F-3

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)

	Note	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income / (loss)		30,737	28,384	15,064
Financial assets at fair value through other comprehensive income		(3,235)	(3,248)	148
Change in fair value		(5,325)	(7,611)	1,214
Tax effect		1,246	3,320	(457)
(Gains) / losses transferred to income statement		1,534	2,086	(1,107)
Tax effect		(690)	(1,043)	498
Hedge		(34)	699	(3,557)
Cash flow hedge	7	65	549	499
Change in fair value		162	998	947
Tax effect		(97)	(449)	(448)
Hedge of net investment in foreign operation	7	(99)	150	(4,056)
Change in fair value		(148)	194	(7,616)
Tax effect		49	(44)	3,560
Remeasurements of liabilities for post-employment benefits (1)		(34)	45	(192)
Remeasurements	26	(65)	74	(349)
Tax effect		31	(29)	157
Foreign exchange variation in foreign investments		(3,026)	(323)	4,630
Total other comprehensive income		(6,329)	(2,827)	1,029
Total comprehensive income		24,408	25,557	16,093
Comprehensive income attributable to the owners of the parent company		23,373	23,933	19,925
Comprehensive income attributable to non-controlling interests		1,035	1,624	(3,832)
1) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

F-4

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)
	Note	Attributed to owners of the parent company									Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
		Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Other comprehensive income
							Financial Assets at Fair Value Through Other Comprehensive Income (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total - 01/01/2020		97,148	(1,274)	1,982	43,019	-	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465
Transactions with owners		-	367	344	-	-	-	-	-	-	711	3,329	4,040
Result of delivery of treasury shares	19, 20	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans		-	-	144	-	-	-	-	-	-	144	-	144
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	3,329	3,329
Dividends		-	-	-	-	(1,756)	-	-	-	-	(1,756)	(505)	(2,261)
Interest on capital		-	-	-	-	(3,232)	-	-	-	-	(3,232)	-	(3,232)
Dividends / Interest on capital - declared after previous period		-	-	-	(9,811)	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and Interest on capital		-	-	-	-	118	-	-	-	-	118	-	118
Other (3)		-	-	-	113	-	-	-	-	-	113	-	113
Total comprehensive income		-	-	-	-	18,896	148	(192)	4,630	(3,557)	19,925	(3,832)	16,093
Net income		-	-	-	-	18,896	-	-	-	-	18,896	(3,832)	15,064
Other comprehensive income for the period		-	-	-	-	-	148	(192)	4,630	(3,557)	1,029	-	1,029
Appropriations:
Legal reserve		-	-	-	948	(948)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	13,078	(13,078)	-	-	-	-	-	-	-
Total - 12/31/2020	19	97,148	(907)	2,326	47,347	-	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Change in the period		-	367	344	4,328	-	148	(192)	4,630	(3,557)	6,068	(1,008)	5,060
Total - 01/01/2021		97,148	(907)	2,326	47,347	-	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Transactions with owners		-	379	111	-	-	-	-	-	-	490	(1,414)	(924)
Result of delivery of treasury shares	19, 20	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans		-	-	(82)	-	-	-	-	-	-	(82)	-	(82)
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	(1,414)	(1,414)
Partial spin-off	3	(6,419)	-	(187)	(3,457)	-	77	-	(23)	24	(9,985)	-	(9,985)
Dividends		-	-	-	-	(1,466)	-	-	-	-	(1,466)	(130)	(1,596)
Interest on capital		-	-	-	-	(5,607)	-	-	-	-	(5,607)	-	(5,607)
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital		-	-	-	-	102	-	-	-	-	102	-	102
Corporate reorganization		-	-	-	1,547	-	-	-	-	-	1,547	-	1,547
Other (3)		-	-	-	769	-	-	-	-	-	769	-	769
Total comprehensive income		-	-	-	-	26,760	(3,325)	45	(300)	675	23,855	1,624	25,479
Net income		-	-	-	-	26,760	-	-	-	-	26,760	1,624	28,384
Other comprehensive income for the period		-	-	-	-	-	(3,325)	45	(300)	675	(2,905)	-	(2,905)
Appropriations:
Legal reserve		-	-	-	1,312	(1,312)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	18,477	(18,477)	-	-	-	-	-	-	-
Total - 12/31/2021	19	90,729	(528)	2,250	66,161	-	(2,400)	(1,486)	6,531	(8,393)	152,864	11,612	164,476
Change in the period		(6,419)	379	(76)	18,814	-	(3,248)	45	(323)	699	9,871	80	9,951
Total - 01/01/2022		90,729	(528)	2,250	66,161	-	(2,400)	(1,486)	6,531	(8,393)	152,864	11,612	164,476
Transactions with owners		-	457	230	-	-	-	-	-	-	687	(2,964)	(2,277)
Result of delivery of treasury shares	19, 20	-	457	64	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	166	-	166
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	(2,964)	(2,964)
Dividends		-	-	-	-	-	-	-	-	-	-	(293)	(293)
Interest on capital		-	-	-	-	(9,844)	-	-	-	-	(9,844)	-	(9,844)
Unclaimed dividends and Interest on capital		-	-	-	-	119	-	-	-	-	119	-	119
Corporate reorganization	2d I, 3	-	-	-	36	-	-	-	-	-	36	-	36
Other (3)		-	-	-	786	-	-	-	-	-	786	-	786
Total comprehensive income		-	-	-	-	29,634	(3,235)	(34)	(3,026)	(34)	23,305	1,035	24,340
Net income		-	-	-	-	29,702	-	-	-	-	29,702	1,035	30,737
Other comprehensive income for the period		-	-	-	-	(68)	(3,235)	(34)	(3,026)	(34)	(6,397)	-	(6,397)
Appropriations:
Legal reserve		-	-	-	1,485	(1,485)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	18,424	(18,424)	-	-	-	-	-	-	-
Total - 12/31/2022	19	90,729	(71)	2,480	86,892	-	(5,635)	(1,520)	3,505	(8,427)	167,953	9,390	177,343
Change in the period		-	457	230	20,731	-	(3,235)	(34)	(3,026)	(34)	15,089	(2,222)	12,867
1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2) Includes cash flow hedge and hedge of net investment in foreign operation.
3) Includes Argentina´s hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.

F-5

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)

	Note	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Adjusted net income		88,266	93,298	60,214
Net income		30,737	28,384	15,064
Adjustments to net income:		57,529	64,914	45,150
Share-based payment		234	(20)	217
Effects of changes in exchange rates on cash and cash equivalents		24,279	19,941	11,677
Expected loss from financial assets and claims		29,287	14,379	25,980
Income from interest and foreign exchange variation from operations with subordinated debt		1,708	24,279	20,774
Provision for insurance and private pension		12,184	9,669	10,316
Depreciation and amortization		4,796	4,233	3,729
Expense from update / charges on the provision for civil, labor, tax and legal obligations		1,288	578	893
Provision for civil, labor, tax and legal obligations		2,882	3,565	3,602
Revenue from update / charges on deposits in guarantee		(1,018)	(376)	(344)
Deferred taxes (excluding hedge tax effects)	24b	3,457	10,024	(239)
Income from share in the net income of associates and joint ventures and other investments		(672)	(1,164)	(1,399)
Income from financial assets - at fair value through other comprehensive income		1,534	2,086	(1,107)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(16,863)	(18,311)	(21,057)
Income from interest and foreign exchange variation of financial assets at amortized cost		(7,364)	(6,541)	(8,309)
(Gain) / loss on sale of investments and fixed assets		-	(565)	(4,165)
Other	23	1,797	3,137	4,582
Change in assets and liabilities		41,700	(38,992)	(723)
(Increase) / decrease in assets
Interbank deposits		10,379	(5,590)	(21,775)
Securities purchased under agreements to resell		(42,595)	61,293	(21,639)
Compulsory deposits with the Central Bank of Brazil		(5,356)	(20,333)	1,189
Loan operations		(106,975)	(126,493)	(141,951)
Derivatives (assets / liabilities)		4,460	(8,842)	(2,973)
Financial assets designated at fair value through profit or loss		(20,132)	24,104	(107,996)
Other financial assets		(15,550)	(2,999)	1,841
Other tax assets		(409)	1,910	534
Other assets		(9,346)	506	(18,008)
(Decrease) / increase in liabilities
Deposits		21,066	41,362	301,950
Deposits received under securities repurchase agreements		40,592	(20,516)	16,781
Funds from interbank markets		117,442	21,110	(18,827)
Funds from institutional markets		11,243	208	18,611
Other financial liabilities		32,966	15,343	1,843
Financial liabilities at fair value throught profit or loss		(50)	(29)	(60)
Provision for insurance and private pension		6,440	(17,293)	(9,004)
Provisions		(1,551)	709	(3,550)
Tax liabilities		(347)	(898)	(1,910)
Other liabilities		5,297	3,341	10,048
Payment of income tax and social contribution		(5,874)	(5,885)	(5,827)
Net cash from / (used in) operating activities		129,966	54,306	59,491
Dividends / Interest on capital received from investments in associates and joint ventures		336	661	487
Cash upon sale of investments in associates and joint ventures		-	623	4,982
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc		-	(10)	-
Cash upon sale of fixed assets		505	172	331
Mutual rescission of intangible assets agreements		17	95	309
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		(1,605)	14,028	(11,860)
(Purchase) / redemptions of financial assets at amortized cost		(63,701)	(11,296)	11,863
(Purchase) of investments in associates and joint ventures		(660)	(33)	(52)
(Purchase) of fixed assets		(2,727)	(1,414)	(1,716)
(Purchase) of intangible assets	14	(5,768)	(7,667)	(3,591)
Net cash from / (used in) investment activities		(73,603)	(4,841)	753
Subordinated debt obligations raisings		1,004	8,229	5,260
Subordinated debt obligations redemptions		(23,208)	(32,388)	(10,581)
Change in non-controlling interests stockholders		(2,964)	(1,414)	3,330
Result of delivery of treasury shares		453	510	494
Dividends and interest on capital paid to non-controlling interests		(293)	(130)	(506)
Dividends and interest on capital paid		(6,706)	(6,267)	(11,552)
Net cash from / (used in) financing activities		(31,714)	(31,460)	(13,555)
Net increase / (decrease) in cash and cash equivalents	2d III	24,649	18,005	46,689
Cash and cash equivalents at the beginning of the period		103,887	105,823	70,811
Effects of changes in exchange rates on cash and cash equivalents		(24,279)	(19,941)	(11,677)
Cash and cash equivalents at the end of the period		104,257	103,887	105,823
Cash		35,381	44,512	46,224
Interbank deposits		12,584	12,555	3,888
Securities purchased under agreements to resell - Collateral held		56,292	46,820	55,711
Additional information on cash flow (Mainly operating activities)
Interest received		213,820	131,661	121,558
Interest paid		107,468	73,458	77,011
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Spin-off of XP Inc. investment		-	9,975	-
Increase of Equity Interest in ITAU CORPBANCA		961	-	-
Dividends and interest on capital declared and not yet paid		4,506	2,864	3,178
The accompanying notes are an integral part of these consolidated financial statements.

F-6

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements

At 12/31/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 12/31 of 2022, 2021 and 2020 for income statement

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These consolidated financial statements were approved by the Board of Directors on February 07, 2023.

Note 2 - Significant accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.

F-7

b) New accounting standards changes and interpretations of existing standards

I - Accounting standards applicable for period ended December 31, 2022

There were no new accounting standards for the current period.

II - Accounting standards recently issued and applicable in future periods

     •   IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for measurement:

    •   Building Block Approach (BBA) General Model: applicable to all insurance contracts without direct participation features and reinsurance maintained.

    •   Premium Allocation Approach (PAA) Simplified Model: applicable to insurance and reinsurance contracts maintained with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used.

    •   Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features, composed substantially by investment related service contracts under which an entity promises an investment return based on underlying items.

ITAÚ UNIBANCO HOLDING will use the BBA, PAA and VFA approach, considering the features of existing and maintained insurance and reinsurance contracts.

Insurance contracts must be measured considering four components:

    •   Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows.

    •   Adjustment for Non-financial Risk: estimate of offset required for differences that may occur between cash flows.

    •   Contractual Margin: unearned income that will be recognized according to the provision of insurance services, being represented in the initial recognition by the difference in the present value of the estimated cash flows inflows and outflows minus the adjustment for non-financial risk.

    •   Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows.

Additionally, the redesignation of the classification of financial assets that are related to insurance and reinsurance contracts maintained is forecasted in the event IFRS 9 - Financial Instruments has already been adopted.

This standard is effective as from January 1st, 2023 and the transition date corresponds to the previous year, January 1st, 2022, with transition effects directly impacting the caption Retained Earnings in Stockholders’ Equity. ITAÚ UNIBANCO HOLDING has conducted simulations and the transition effect for IFRS 17 and redesignation of financial assets will entail, according to best estimates, a reduction, at January 1st, 2022, not exceeding 0.50% of Stockholder’ Equity, net effects of tax effects.

The adoption of the new standard will not result in regulatory or prudential impacts - including capital - for ITAÚ UNIBANCO HOLDING, since such limits are calculated based on the Prudential Consolidated which is prepared according to the generally accepted principles and accounting standards in Brazil applicable to institutions authorized to operate by BACEN.

    •   Amendments to IAS 1 – Presentation of Financial Statements:

Information on accounting policies - requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts.

F-8

Segregation between Current and Non-current Liabilities - clarifies when considering contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application. Analyses regarding possible changes in disclosure will be completed by the date the standard becomes effective.

    •   Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

    •   Amendments to IAS 12 – Income Taxes – Requires that the lessee recognizes deferred taxes arising from temporary differences generated in the initial recognition of right-of-use assets and lease liabilities, in compliance with the tax legislation. These amendments are effective for years beginning January 1st, 2023 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

c) Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic
Consolidation	2c I and 3
Fair value of financial instruments	2c II and 28
Effective interest rate	2c III, 5, 8, 9 and 10
Change to financial assets	2c IV, 5, 8, 9 and 10
Transfer and write-off of financial assets	2c V, 5, 8, 9 and 10
Expected credit loss	2c VI, 8, 9, 10 and 32
Goodwill impairment	2c VII and 14
Deferred income tax and social contribution	2c VIII and 24
Defined benefit pension plan	2c IX and 26
Provisions, contingencies and legal obligations	2c X and 29
Technical provisions for insurance and private pension	2c XI and 27

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

F-9

III - Effective interest rate

For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without considering future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

IV - Modification of financial assets

The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated.

V - Transfer and write-off of financial assets

When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no material effects on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income.

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off.

VI - Expected credit loss

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’ credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions are:

    •   Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period during which it will be exposed to a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options.

    •   Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales.

    •   Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected.

    •   Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

    •   Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. Triggers are determined on For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors.

F-10

VII - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

VIII - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies.

IX - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

X - Provisions and contingencies

ITAÚ UNIBANCO HOLDING periodically reviews its provisions and contingencies which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

XI - Technical provisions for insurance and private pension

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

F-11

d) Summary of main accounting practices

I - Consolidation

I.I - Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

F-12

	Functional Currency (1,2)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2022	12/31/2021	12/31/2022	12/31/2021
In Brazil
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A. (3)	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	65.27%	49.30%	65.27%	49.30%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	Chilean peso	Chile	Financial institution	65.62%	56.60%	65.62%	56.60%
1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch and Itaú Unibanco S.A. Miami Branch, which uses the US dollar.
2) On January 1, 2022, the functional currency of the units Itaú Unibanco S.A. Miami Branch and Itaú BBA USA Securities Inc. was changed from reais into dollars due to the modification in the scope of activity and the main economic environment in which the units operate.
3) Company incorporated by Dibens Leasing S.A. - Arrendamento Mercantil at 03/31/2022.

F-13

I.II - Business combinations

In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business.

The acquisition method is used to account for business combinations, except for those classified as under common control.

Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income.

I.III - Goodwill

Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

I.IV - Capital Transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Foreign currency translation

II.I - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders’ equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Financial assets and liabilities

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

IV.I - Initial recognition and derecognition

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.

F-14

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.

Financial assets are partially or fully derecognized when:

    •   the contractual rights to the cash flows of the financial asset expire, or

    •   ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition.

The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Derecognition of financial assets

Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction.

If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received.

IV.II Classification and subsequent measurement of financial assets

Financial assets are classified in the following categories:

    •   Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.

    •   Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.

    •   Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.

The classification and subsequent measurement of financial assets depend on:

    •   The business model under which they are managed.

    •   The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required.

SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss.

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Amortized cost

Amortized cost is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Fair value

Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market participants on the measurement date.

ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process.

Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28.

The adjustment to fair value of financial assets and liabilities is recognized:

    •   In stockholders' equity for financial assets and liabilities measured at fair value through other comprehensive income.

    •   In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities.

Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING 's right to receive such dividends is assured.

Equity instruments

An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units.

ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured.

Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income.

Expected credit loss

ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts:

    •   Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.

    •   Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.

    •   Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover.

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ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk.

    •   Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated.

    •   Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly.

    •   Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset.

Macroeconomic scenarios

Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32.

Modification of contractual cash flows

When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset.

If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk.

ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income.

The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32.

IV.III - Classification and subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

    •   Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies.

    •   Loan commitments and financial guarantees: see details in Note 2d IV.VlIl.

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Modification of financial liabilities

A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized.

A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities.

IV.IV - Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements if provided for in the agreements or can be sold.

IV.V - Derivatives

All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss.

When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if:

    •   Their characteristics and economic risks are not closely related to those of the main component.

    •   The separate instrument meets the definition of a derivative.

    •   The underlying instrument is not booked at fair value through profit or loss.

These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities.

ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides.

According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item.

At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated.

IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7.

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Fair value hedge

The following practices are adopted for these operations:

    •   The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income.

    •   The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income.

When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:

    •   The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge.

    •   The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.

Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability.

When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

    •   The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income.

    •   The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.

IV.VI - Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

IV.VII - Premium bonds plans

In Brazil, Premium bonds plans are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

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IV.VIII - Loan commitments and financial guarantees

ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Statement of Income under the heading Commissions and Banking Fees.

After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher than the fair value less accumulated amortization, this amount is replaced by a provision for loss.

V - Investments in associates and joint ventures

V.I - Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

V.II - Joint ventures

ITAÚ UNIBANCO HOLDING has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING.

If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

VI - Lease operations (Lessee)

ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.

The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

VII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

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ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.

VIII - Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition.

The breakdown of Goodwill and Intangible assets is described in Note 14.

IX - Assets held for sale

Assets held for sale are recognized in the balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

X - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV.

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XI - Insurance contracts and private pensions

Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Note 27 provides a detailed description of all products classified as insurance contracts.

Private pension plans

Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of its responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract.

If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for funding of claims paid.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

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Insurance Contract Liabilities

Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 27.

XII - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees.

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates.

Pension plans - Defined benefit plans

The liability or asset, as the case may be, recognized in the Balance Sheet with respect to a defined benefit plan,  corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by actuarial specialists, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur.

XIII - Share-based payments

Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right.

The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time).

XIV - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

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These contingencies are evaluated based on Management’s best estimates, and are classified as:

    •   Probable: in which liabilities are recognized in the balance sheet under Provisions.

    •   Possible: which are disclosed in the Financial Statements, but no provision is recorded.

    •   Remote: which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

XV - Capital

Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

XVI - Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date.

XVII - Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements.

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS.

Dividends and interest on capital are presented in Note 19.

XVIII - Earnings per share

ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method", whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 25.

XIX - Segment information

Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Business, (ii) Wholesale Business and (iii) Market + Corporation.

Segment information is presented in Note 30.

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XX - Commissions and Banking Fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING are:

    •   Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

    •   Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

    •   Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

    •   Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.

    •   Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

    •   Collection services: refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

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Note 3 - Business development

Itaú CorpBanca Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC’s capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income.

On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC’s capital, for the amount of R$ 867 and their fair value of R$ 901.

Itaú CorpBanca

ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders’ agreement of ITAÚ CORPBANCA was fully terminated.

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Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2022			12/31/2021
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell (1)	221,726	50	221,776	168,937	774	169,711
Collateral held	69,870	50	69,920	54,187	774	54,961
Collateral repledge	128,542	-	128,542	103,968	-	103,968
Assets received as collateral with right to sell or repledge	14,846	-	14,846	22,139	-	22,139
Assets received as collateral without right to sell or repledge	113,696	-	113,696	81,829	-	81,829
Collateral sold	23,314	-	23,314	10,782	-	10,782
Interbank deposits	56,672	2,914	59,586	64,049	5,885	69,934
Total (2)	278,398	2,964	281,362	232,986	6,659	239,645
1) The amounts of R$ 14,576 (R$ 9,266 at 12/31/2021) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 151,856 (R$ 114,750 at 12/31/2021) are pledged in guarantee of repurchase commitment transactions.
2) Includes losses in the amounts of R$ (9) (R$ (15) at 12/31/2021).

F-27

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities

	12/31/2022			12/31/2021
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	33,011	(520)	32,491	20,130	9	20,139
Brazilian government securities (1)	230,924	(572)	230,352	223,529	(1,774)	221,755
Government securities – abroad (1)	8,007	10	8,017	5,581	(20)	5,561
Argentina	669	4	673	901	29	930
Chile	1,648	(1)	1,647	839	(2)	837
Colombia	844	6	850	1,071	(12)	1,059
United States	612	(2)	610	2,706	(35)	2,671
Israel	852	8	860	-	-	-
Mexico	15	(2)	13	19	-	19
Paraguay	40	-	40	10	-	10
Peru	7	(1)	6	8	-	8
Switzerland	3,059	(1)	3,058	-	-	-
Uruguay	261	(1)	260	27	-	27
Corporate securities (1)	117,572	(4,893)	112,679	116,346	(1,878)	114,468
Shares	16,931	(1,394)	15,537	20,293	(936)	19,357
Rural product note	2,484	33	2,517	6,752	100	6,852
Bank deposit certificates	360	-	360	150	-	150
Real estate receivables certificates	1,580	(100)	1,480	1,075	(63)	1,012
Debentures	66,223	(3,281)	62,942	66,730	(942)	65,788
Eurobonds and other	4,499	(126)	4,373	5,293	(40)	5,253
Financial bills	19,409	(31)	19,378	10,128	(17)	10,111
Promissory and commercial notes	3,888	12	3,900	4,655	29	4,684
Other	2,198	(6)	2,192	1,270	(9)	1,261
Total	389,514	(5,975)	383,539	365,586	(3,663)	361,923
1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 45,746 (R$ 50,116 at 12/31/2021), b) Government securities - abroad R$ 317 (R$ 171 at 12/31/2021) and c) Corporate securities R$ 14,199 (R$ 15,984 at 12/31/2021), totaling R$ 60,262 (R$ 66,271 at 12/31/2021).

F-28

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:
	12/31/2022		12/31/2021
	Cost	Fair value	Cost	Fair value
Current	147,563	145,722	78,151	77,057
Non-stated maturity	39,137	37,223	33,781	32,853
Up to one year	108,426	108,499	44,370	44,204
Non-current	241,951	237,817	287,435	284,866
From one to five years	170,372	169,113	212,424	211,325
From five to ten years	49,186	47,916	51,434	50,688
After ten years	22,393	20,788	23,577	22,853
Total	389,514	383,539	365,586	361,923

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 216,467 (R$ 197,648 at 12/31/2021) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

	12/31/2022
	Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian government securities	1,505	55		1,560
Total	1,505	55		1,560

	12/31/2021
	Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian external debt bonds	3,075	(31)		3,044
Total	3,075	(31)		3,044
The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:
01/01/2022	12/31/2022		12/31/2021
01/01/2021	Cost	Fair Value	Cost	Fair Value
Current	1,505	1,560	1,474	1,458
Up to one year	1,505	1,560	1,474	1,458
Non-current	-	-	1,601	1,586
From one to five years	-	-	1,601	1,586
Total	1,505	1,560	3,075	3,044

F-29

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,155 (R$ 11,011 at 12/31/2021) and was basically comprised of government securities.

Further information on parameters used to management risks, may be found in Note 32 – Risk and Capital Management.

F-30

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.
	12/31/2022
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	46,902	59.9%	4,866	1,022	1,635	2,842	8,261	28,276
Option agreements	23,671	30.3%	15,610	923	1,443	4,283	802	610
Forwards	601	0.8%	460	74	58	3	-	6
Credit derivatives	492	0.6%	3	-	10	9	9	461
NDF - Non Deliverable Forward	6,140	7.9%	1,632	1,095	926	1,220	995	272
Other Derivative Financial Instruments	402	0.5%	1	28	1	5	26	341
Total	78,208	100.0%	22,572	3,142	4,073	8,362	10,093	29,966
% per maturity date			28.9%	4.0%	5.2%	10.7%	12.9%	38.3%

	12/31/2022
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(39,068)	50.8%	(2,835)	(881)	(1,241)	(2,992)	(7,344)	(23,775)
Option agreements	(29,882)	38.9%	(3,221)	(2,973)	(9,214)	(12,900)	(901)	(673)
Forwards	(65)	0.1%	(55)	(5)	-	(5)	-	-
Credit derivatives	(604)	0.8%	-	-	(2)	(1)	(7)	(594)
NDF - Non Deliverable Forward	(6,626)	8.6%	(1,672)	(1,722)	(863)	(1,213)	(707)	(449)
Other Derivative Financial Instruments	(616)	0.8%	(219)	(37)	(12)	(53)	(97)	(198)
Total	(76,861)	100.0%	(8,002)	(5,618)	(11,332)	(17,164)	(9,056)	(25,689)
% per maturity date			10.4%	7.3%	14.7%	22.3%	11.8%	33.5%

F-31

	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	38,014	55.0%	1,820	370	837	2,596	7,341	25,050
Option agreements	21,252	30.8%	10,599	3,515	3,788	1,913	683	754
Forwards	3,111	4.5%	1,595	1,167	290	56	3	-
Credit derivatives	242	0.4%	-	-	7	8	22	205
NDF - Non Deliverable Forward	5,943	8.6%	1,193	1,207	1,109	1,053	752	629
Other Derivative Financial Instruments	483	0.7%	285	2	-	6	25	165
Total	69,045	100.0%	15,492	6,261	6,031	5,632	8,826	26,803
% per maturity date			22.4%	9.1%	8.7%	8.2%	12.8%	38.8%

	12/31/2021
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(34,646)	54.9%	(1,562)	(638)	(1,057)	(2,275)	(6,944)	(22,170)
Option agreements	(22,547)	35.7%	(4,086)	(5,170)	(7,479)	(4,247)	(786)	(779)
Forwards	(762)	1.2%	(762)	-	-	-	-	-
Credit derivatives	(198)	0.3%	-	-	(1)	(1)	(8)	(188)
NDF - Non Deliverable Forward	(4,896)	7.7%	(739)	(1,256)	(565)	(1,097)	(822)	(417)
Other Derivative Financial Instruments	(155)	0.2%	(4)	(2)	(6)	(5)	(36)	(102)
Total	(63,204)	100.0%	(7,153)	(7,066)	(9,108)	(7,625)	(8,596)	(23,656)
% per maturity date			11.3%	11.2%	14.4%	12.1%	13.6%	37.4%
1) Comprises R$ (1,102) pegged to Libor.

F-32

b) Derivatives by index and Risk Factor

		Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2022
Future contracts		1,020,605	-	-	-
Purchase commitments		418,886	-	-	-
Shares		3,395	-	-	-
Commodities		503	-	-	-
Interest		385,229	-	-	-
Foreign currency		29,759	-	-	-
Commitments to sell		601,719	-	-	-
Shares		11,702	-	-	-
Commodities		3,896	-	-	-
Interest		557,806	-	-	-
Foreign currency		28,315	-	-	-
Swap contracts			2,948	4,886	7,834
Asset position		1,571,025	22,396	24,506	46,902
Commodities		222	1	1	2
Interest		1,509,045	20,913	23,502	44,415
Foreign currency		61,758	1,482	1,003	2,485
Liability position		1,571,025	(19,448)	(19,620)	(39,068)
Shares		1,604	(180)	59	(121)
Commodities		609	(5)	1	(4)
Interest		1,491,476	(18,130)	(18,487)	(36,617)
Foreign currency		77,336	(1,133)	(1,193)	(2,326)
Option contracts		1,352,201	(5,960)	(251)	(6,211)
Purchase commitments – long position		267,199	3,071	(665)	2,406
Shares		131,529	1,786	(131)	1,655
Commodities		2,347	43	(7)	36
Interest		93,795	156	4	160
Foreign currency		39,528	1,086	(531)	555
Commitments to sell – long position		419,044	20,238	1,027	21,265
Shares		138,899	19,592	1,094	20,686
Commodities		904	18	(6)	12
Interest		256,483	51	6	57
Foreign currency		22,758	577	(67)	510
Purchase commitments – short position		223,496	(7,997)	444	(7,553)
Shares		131,361	(4,448)	155	(4,293)
Commodities		2,000	(15)	5	(10)
Interest		64,256	(181)	(5)	(186)
Foreign currency		25,879	(3,353)	289	(3,064)
Commitments to sell – short position		442,462	(21,272)	(1,057)	(22,329)
Shares		137,322	(17,467)	(1,087)	(18,554)
Commodities		963	(32)	10	(22)
Interest		270,585	(66)	(13)	(79)
Foreign currency		33,592	(3,707)	33	(3,674)
Forward operations		4,755	549	(13)	536
Purchases receivable		187	452	(4)	448
Shares		157	157	(5)	152
Interest		30	295	1	296
Purchases payable obligations		-	(30)	-	(30)
Interest		-	(30)	-	(30)
Sales receivable		3,901	153	-	153
Shares		126	124	-	124
Commodities		6	6	-	6
Interest		-	23	-	23
Foreign currency		3,769	-	-	-
Sales deliverable obligations		667	(26)	(9)	(35)
Interest		23	(26)	1	(25)
Foreign currency		644	-	(10)	(10)
Credit derivatives		43,808	(101)	(11)	(112)
Asset position		28,724	542	(50)	492
Shares		2,192	71	15	86
Interest		26,532	471	(65)	406
Liability position		15,084	(643)	39	(604)
Shares		2,846	(58)	(58)	(116)
Interest		12,238	(585)	97	(488)
NDF - Non Deliverable Forward		326,100	(936)	450	(486)
Asset position		162,554	5,808	332	6,140
Shares		2,943	343	(2)	341
Foreign currency		159,611	5,465	334	5,799
Liability position		163,546	(6,744)	118	(6,626)
Commodities		867	(81)	(4)	(85)
Foreign currency		162,679	(6,663)	122	(6,541)
Other derivative financial instruments		8,170	44	(258)	(214)
Asset position		7,261	255	147	402
Shares		1,096	-	61	61
Commodities		72	-	1	1
Interest		6,093	255	85	340
Liability position		909	(211)	(405)	(616)
Shares		467	(1)	(4)	(5)
Commodities		47	(6)	(1)	(7)
Interest		301	(201)	(15)	(216)
Foreign currency		94	(3)	(385)	(388)

		Asset	52,915	25,293	78,208
		Liability	(56,371)	(20,490)	(76,861)
		Total	(3,456)	4,803	1,347

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount (1)	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2022
Future contracts	227,878	423,571	216,999	152,157	1,020,605
Swap contracts	267,484	151,436	176,320	975,785	1,571,025
Option contracts	456,100	462,790	374,678	58,633	1,352,201
Forwards (onshore)	1,406	2,637	706	6	4,755
Credit derivatives	3,912	9,578	5,144	25,174	43,808
NDF - Non Deliverable Forward	116,901	111,325	55,411	42,463	326,100
Other derivative financial instruments	131	637	1,012	6,390	8,170
1) Comprises R$ 247,631 pegged to Libor.

F-33

		Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2021
Future contracts		857,781	-	-	-
Purchase commitments		470,895	-	-	-
Shares		14,627	-	-	-
Commodities		703	-	-	-
Interest		429,862	-	-	-
Foreign currency		25,703	-	-	-
Commitments to sell		386,886	-	-	-
Shares		14,181	-	-	-
Commodities		3,308	-	-	-
Interest		342,575	-	-	-
Foreign currency		26,822	-	-	-
Swap contracts			(1,861)	5,229	3,368
Asset position		1,338,457	13,410	24,604	38,014
Commodities		2	-	-	-
Interest		1,318,082	10,339	23,835	34,174
Foreign currency		20,373	3,071	769	3,840
Liability position		1,338,457	(15,271)	(19,375)	(34,646)
Shares		497	(37)	(3)	(40)
Commodities		130	-	(1)	(1)
Interest		1,309,778	(13,331)	(19,377)	(32,708)
Foreign currency		28,052	(1,903)	6	(1,897)
Option contracts		1,621,736	154	(1,449)	(1,295)
Purchase commitments – long position		145,412	17,981	1,496	19,477
Shares		11,929	521	1,140	1,661
Commodities		471	20	20	40
Interest		63,697	127	98	225
Foreign currency		69,315	17,313	238	17,551
Commitments to sell – long position		668,380	2,433	(658)	1,775
Shares		18,928	878	339	1,217
Commodities		306	9	(3)	6
Interest		582,086	154	(148)	6
Foreign currency		67,060	1,392	(846)	546
Purchase commitments – short position		79,734	(17,595)	(2,781)	(20,376)
Shares		14,045	(348)	(1,185)	(1,533)
Commodities		274	(8)	(1)	(9)
Interest		3,284	(68)	(48)	(116)
Foreign currency		62,131	(17,171)	(1,547)	(18,718)
Commitments to sell – short position		728,210	(2,665)	494	(2,171)
Shares		16,545	(648)	(368)	(1,016)
Commodities		266	(19)	11	(8)
Interest		642,475	(227)	211	(16)
Foreign currency		68,924	(1,771)	640	(1,131)
Forward operations		26,129	2,362	(13)	2,349
Purchases receivable		1,016	1,186	(27)	1,159
Shares		948	948	(27)	921
Interest		68	238	-	238
Purchases payable obligations		-	(68)	-	(68)
Interest		-	(68)	-	(68)
Sales receivable		20,765	1,938	14	1,952
Shares		1,258	1,244	(1)	1,243
Interest		-	694	-	694
Foreign currency		19,507	-	15	15
Sales deliverable obligations		4,348	(694)	-	(694)
Interest		694	(694)	-	(694)
Foreign currency		3,654	-	-	-
Credit derivatives		21,556	(532)	576	44
Asset position		13,414	(271)	513	242
Shares		1,784	(37)	101	64
Commodities		18	-	-	-
Interest		11,612	(234)	412	178
Liability position		8,142	(261)	63	(198)
Shares		1,865	(63)	17	(46)
Interest		6,277	(198)	46	(152)
NDF - Non Deliverable Forward		278,531	239	808	1,047
Asset position		144,123	5,256	687	5,943
Shares		5	-	-	-
Commodities		2,489	478	(1)	477
Foreign currency		141,629	4,778	688	5,466
Liability position		134,408	(5,017)	121	(4,896)
Commodities		1,104	(50)	3	(47)
Foreign currency		133,304	(4,967)	118	(4,849)
Other derivative financial instruments		6,064	25	303	328
Asset position		5,132	164	319	483
Shares		202	-	8	8
Interest		4,869	161	29	190
Foreign currency		61	3	282	285
Liability position		932	(139)	(16)	(155)
Shares		576	(9)	(12)	(21)
Interest		347	(130)	(3)	(133)
Foreign currency		9	-	(1)	(1)
		Asset	42,097	26,948	69,045
		Liability	(41,710)	(21,494)	(63,204)
		Total	387	5,454	5,841
Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount (1)	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2021
Future contracts	370,243	248,922	74,456	164,160	857,781
Swap contracts	131,681	155,022	121,040	930,714	1,338,457
Option contracts	1,230,470	268,254	45,731	77,281	1,621,736
Forwards	3,173	13,402	9,551	3	26,129
Credit derivatives	-	6,602	826	14,128	21,556
NDF - Non Deliverable Forward	77,962	113,359	48,091	39,119	278,531
Other derivative financial instruments	199	739	624	4,502	6,064
1) Comprises R$ 289,252 pegged to Libor.

F-34

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.
	12/31/2022
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	1,020,604	991,559	1,255,056	4,696	17,806	70,562	-
Over-the-counter market	1	579,466	97,145	59	26,002	255,538	8,170
Financial institutions	-	465,917	52,177	53	26,002	117,077	5,938
Companies	1	105,076	43,949	6	-	137,091	2,227
Individuals	-	8,473	1,019	-	-	1,370	5
Total	1,020,605	1,571,025	1,352,201	4,755	43,808	326,100	8,170

	12/31/2021
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	857,781	817,629	1,530,730	25,368	7,535	65,035	-
Over-the-counter market	-	520,828	91,006	761	14,021	213,496	6,064
Financial institutions	-	413,651	57,540	761	14,021	76,415	4,861
Companies	-	103,758	32,415	-	-	136,270	1,200
Individuals	-	3,419	1,051	-	-	811	3
Total	857,781	1,338,457	1,621,736	26,129	21,556	278,531	6,064

F-35

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.
CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.
TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.
ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings.
	12/31/2022
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	18,156	2,534	6,368	9,176	78
TRS	16,000	16,000	-	-	-
Total by instrument	34,156	18,534	6,368	9,176	78
By risk rating
Investment grade	1,944	218	850	876	-
Below investment grade	32,212	18,316	5,518	8,300	78
Total by risk	34,156	18,534	6,368	9,176	78
By reference entity
Brazilian government	28,988	17,195	4,543	7,172	78
Governments – abroad	280	91	73	116	-
Private entities	4,888	1,248	1,752	1,888	-
Total by entity	34,156	18,534	6,368	9,176	78

	12/31/2021
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	9,837	1,681	3,566	4,590	-
TRS	5,610	5,610	-	-	-
Total by instrument	15,447	7,291	3,566	4,590	-
By risk rating
Investment grade	516	194	253	69	-
Below investment grade	14,931	7,097	3,313	4,521	-
Total by risk	15,447	7,291	3,566	4,590	-
By reference entity
Brazilian government	11,882	6,144	1,792	3,946	-
Governments – abroad	196	33	102	61	-
Private entities	3,369	1,114	1,672	583	-
Total by entity	15,447	7,291	3,566	4,590	-

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.
	12/31/2022
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(18,156)	9,652	(8,504)
TRS	(16,000)	-	(16,000)
Total	(34,156)	9,652	(24,504)

	12/31/2021
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,837)	6,109	(3,728)
TRS	(5,610)	-	(5,610)
Total	(15,447)	6,109	(9,338)

F-36

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2022
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	221,776	-	221,776	(3,930)	-	217,846
Derivative financial instruments	78,208	-	78,208	(17,507)	(1,005)	59,696

	12/31/2021
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	169,711	-	169,711	(3,649)	-	166,062
Derivative financial instruments	69,045	-	69,045	(14,517)	(217)	54,311
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2022
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	293,440	-	293,440	(40,156)	-	253,284
Derivative financial instruments	76,861	-	76,861	(17,507)	-	59,354

	12/31/2021
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	252,848	-	252,848	(39,317)	-	213,531
Derivative financial instruments	63,204	-	63,204	(14,517)	-	48,687
1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.
Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

F-37

Note 7 - Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

    •   Interest Rate: Risk of loss in transactions subject to interest rate variations.

    •   Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

    •   Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.

    •   Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.

    •   Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.

    •   Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

F-38

    •   Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Strategies	Heading	12/31/2022
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	149,300	1,169	1,169	149,210	1,222
Hedge of assets transactions	Loans and lease operations and Securities	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of loan operations	Loans and lease operations	3,283	-	(6)	(6)	3,288	(6)
Hedge of funding	Deposits	-	6,881	86	86	6,967	86
Hedge of assets denominated in UF	Securities	7,871	-	16	16	7,853	16
Foreign exchange risk
Hedge of highly probable forecast transactions		-	343	4	191	343	4
Hedge of funding	Deposits	-	360	(1)	(1)	359	(1)
Total		70,964	156,884	(607)	(420)	225,396	(554)

Strategies	Heading	12/31/2021
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	39,142	1,065	1,065	39,136	1,072
Hedge of assets transactions	Loans and lease operations and Securities	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of loan operations	Loans and lease operations	131	-	-	-	131	1
Hedge of funding	Deposits	-	5,749	30	30	5,779	30
Hedge of assets denominated in UF	Securities	14,558	-	(127)	(127)	14,683	(127)
Foreign exchange risk
Hedge of highly probable forecast transactions		3,508	-	185	740	3,508	185
Total		67,344	44,891	(942)	(387)	111,412	(946)

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 187 (R$ 555 at 12/31/2021).

Hedge Instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	206,586	31	27	(653)	(706)	53	-
Forward	10,037	136	646	11	11	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk
Futures	249	2	-	-	-	-	378
Forward	94	-	1	4	4	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	225,396	424	685	(554)	(607)	53	379

Hedge Instruments	12/31/2021
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	87,311	58	24	(1,035)	(1,030)	(5)	(13)
Forward	16,830	118	593	(118)	(118)	-	-
Swaps	3,763	19	-	22	21	1	-
Foreign exchange risk
Futures	3,480	252	-	185	185	-	-
Forward	28	-	-	-	-	-	-
Total	111,412	447	617	(946)	(942)	(4)	(13)

F-39

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.
The risk hedged in this type of strategy is the currency risk.
ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.
Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.
Strategies	12/31/2022
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	8,983	-	(14,836)	(14,836)	9,933	(14,996)
Total	8,983	-	(14,836)	(14,836)	9,933	(14,996)

Strategies	12/31/2021
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	11,325	-	(14,701)	(14,701)	15,924	(14,720)
Total	11,325	-	(14,701)	(14,701)	15,924	(14,720)

In the period, the amount of R$ 7,049 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders' equity) is R$ (3,116) (R$ (5,265) at 12/31/2021), with no effect on the result as foreign investments were maintained.

Hedge instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	1,673	-	-	(5,751)	(5,710)	(41)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(2,521)	(2,411)	(110)	-
Future / Financial Assets	3,074	4,380	1,839	(6,724)	(6,715)	(9)	-
Total	9,933	4,556	1,965	(14,996)	(14,836)	(160)	-

Hedge instruments	12/31/2021
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	2,126	286	-	(3,252)	(3,241)	(11)	-
Future / NDF - Non Deliverable Forward	8,036	209	95	(3,534)	(3,529)	(5)	-
Future / Financial Assets	5,762	6,566	3,653	(7,934)	(7,931)	(3)	-
Total	15,924	7,061	3,748	(14,720)	(14,701)	(19)	-

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

 Interest rate risk:

    •   To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

F-40

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

    •   The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

    •   The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2022
	Hedge Item					Hedge Instruments (2)
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of securities	7,363	-	7,134	-	(229)	7,317	225
Total	23,394	14,603	22,716	13,905	20	37,951	(30)

Strategies	12/31/2021
	Hedge Item					Hedge Instruments (2)
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of securities	3,162	-	3,128	-	(34)	2,885	29
Total	12,052	11,051	12,045	10,661	383	22,826	(387)
1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
2) Comprises the amount of R$ 4,349 (R$ 6,422 at 12/31/2021), related to instruments exposed by the change in reference interest rates - IBORs.

At 12/31/2021, the amount of R$ 8,001 was reversed from the hedge relationship, which effective portion is R$ 125, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	12/31/2022
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	35,091	1,002	929	(49)	(10)
Futures	2,860	4	-	19	-
Total	37,951	1,006	929	(30)	(10)

Hedge Instruments	12/31/2021
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	22,826	2	551	(387)	(4)
Total	22,826	2	551	(387)	(4)

F-41

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	12/31/2022			12/31/2021
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	149,210	(27)	149,300	39,136	(24)	39,142
Hedge of highly probable forecast transactions	343	1	343	3,508	252	3,508
Hedge of net investment in foreign operations	9,933	2,591	8,983	15,924	3,313	11,325
Hedge of loan operations (Fair value)	16,031	820	16,031	8,890	(28)	8,890
Hedge of loan operations (Cash flow)	3,288	(11)	3,283	131	-	131
Hedge of funding (Fair value)	14,603	(762)	14,603	11,051	(388)	11,051
Hedge of funding (Cash flow)	7,326	391	7,241	5,779	137	5,749
Hedge of assets transactions	6,528	1	6,894	8,213	8	8,621
Hedge of asset-backed securities under repurchase agreements	50,848	30	52,916	39,962	50	40,526
Hedge of assets denominated in UF	7,853	(646)	7,871	14,683	(593)	14,558
Hedge of securities	7,317	19	7,363	2,885	29	3,162
Total		2,407			2,756

F-42

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	108,499	26,120	9,110	-	4,726	755	-	149,210
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of net investment in foreign operations (1)	9,933	-	-	-	-	-	-	9,933
Hedge of loan operations (Fair value)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of funding (Fair value)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of securities	3,215	660	1,547	180	346	673	696	7,317
Total	156,339	49,448	37,090	7,570	9,572	10,459	2,802	273,280

	12/31/2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	1,284	9,453	14,221	7,313	5,332	1,533	-	39,136
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	3,508
Hedge of net investment in foreign operations (1)	13,888	-	-	-	-	-	-	13,888
Hedge of loan operations (Fair value)	3,377	1,522	797	838	809	1,547	-	8,890
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	131
Hedge of funding (Fair value)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	5,779
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	8,213
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	39,962
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	14,683
Hedge of securities	-	453	56	1,520	50	805	-	2,884
Total	40,209	35,630	30,367	23,042	9,111	8,404	1,362	148,125
1) Classified as current, since instruments are frequently renewed.

F-43

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:
	12/31/2022				12/31/2021
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1)	73,554	(2,571)	-	70,983	71,298	(1,656)	-	69,642
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – abroad (1)	38,397	(486)	(1)	37,910	30,507	(313)	-	30,194
Argentina	2,791	(11)	-	2,780	409	(4)	-	405
Colombia	1,766	(284)	-	1,482	1,942	(95)	-	1,847
Chile	18,358	(129)	-	18,229	19,885	(151)	-	19,734
United States	9,104	(49)	-	9,055	4,520	(2)	-	4,518
Mexico	760	(3)	-	757	1,028	(6)	-	1,022
Paraguay	3,362	3	(1)	3,364	1,516	(57)	-	1,459
Switzerland	1,356	(11)	-	1,345	-	-	-	-
Uruguay	900	(2)	-	898	1,207	2	-	1,209
Corporate securities (1)	16,027	(3,791)	(77)	12,159	6,714	(880)	(48)	5,786
Shares	8,571	(3,686)	-	4,885	1,629	(886)	-	743
Rural product note	373	18	(1)	390	-	-	-	-
Bank deposit certificates	714	-	-	714	132	(1)	-	131
Debentures	1,231	(3)	(45)	1,183	392	3	(44)	351
Eurobonds and other	4,418	(112)	(27)	4,279	4,498	1	(1)	4,498
Financial bills	13	-	-	13	6	-	-	6
Other	707	(8)	(4)	695	57	3	(3)	57
Total	128,014	(6,848)	(114)	121,052	108,555	(2,849)	(84)	105,622
1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 50,918 (R$ 43,560 at 12/31/2021), b) Government securities - abroad R$ 6,662 (R$ 2,385 at 12/31/2021) and c) Corporate securities R$ 720 (778 at 12/31/2021), totaling R$ 58,300 (R$ 46,723 at 12/31/2021).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:
	12/31/2022		12/31/2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	59,191	55,405	27,398	26,428
Non-stated maturity	8,571	4,885	1,629	743
Up to one year	50,620	50,520	25,769	25,685
Non-current	68,823	65,647	81,157	79,194
From one to five years	48,593	47,249	64,034	63,256
From five to ten years	14,456	13,543	12,017	11,557
After ten years	5,774	4,855	5,106	4,381
Total	128,014	121,052	108,555	105,622

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:
	12/31/2022				12/31/2021
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current
Non-stated maturity
Shares	8,571	(3,686)	-	4,885	1,629	(886)	-	743
Total	8,571	(3,686)	-	4,885	1,629	(886)	-	743

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

In the period there was no receipt of dividends and there was reclassification of R$ (48.3) in Stockholders' equity, due to partial sale of XP INC shares (Note 3).

F-44

Reconciliation of expected loss for Other financial assets, segregated by stages:
01/01/2022
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at fair value through other comprehensive income	(84)	(14)	(16)	-	-	-	-	-	(114)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	-	-	(1)	-	-	-	-	-	(1)
Corporate securities	(48)	(14)	(15)	-	-	-	-	-	(77)
Rural product note	-	(1)	-	-	-	-	-	-	(1)
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	1	(2)	-	-	-	-	-	(4)
01/01/2021
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2020								12/31/2021
Financial assets at fair value through other comprehensive income	(93)	3	(2)	8	-	-	-	-	(84)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	(1)	1	-	-	-	-	-	-	-
Corporate securities	(56)	2	(2)	8	-	-	-	-	(48)
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(9)	2	(2)	8	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

F-45

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:
	12/31/2022			12/31/2021
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1)	91,810	(30)	91,780	68,045	(37)	68,008
Government securities – abroad	39,243	(11)	39,232	24,888	(7)	24,881
Colombia	820	(1)	819	925	(1)	924
Chile	4,805	-	4,805	828	-	828
Korea	10,365	(2)	10,363	5,604	-	5,604
Spain	9,924	(2)	9,922	6,132	(1)	6,131
Mexico	13,246	(6)	13,240	11,377	(5)	11,372
Paraguay	59	-	59	-	-	-
Uruguay	24	-	24	22	-	22
Corporate securities (1)	88,262	(1,997)	86,265	54,813	(1,904)	52,909
Rural product note	26,129	(140)	25,989	5,906	(14)	5,892
Bank deposit certificates	98	-	98	110	(1)	109
Real estate receivables certificates	5,738	(4)	5,734	3,988	(1)	3,987
Debentures	47,785	(1,835)	45,950	39,403	(1,883)	37,520
Eurobonds and other	118	-	118	457	(2)	455
Financial bills	113	-	113	51	-	51
Promissory and commercial notes	7,363	(13)	7,350	4,219	(2)	4,217
Other	918	(5)	913	679	(1)	678
Total	219,315	(2,038)	217,277	147,746	(1,948)	145,798
1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 23,639 (R$ 12,570 at 12/31/2021); and b) Corporate securities R$ 12,718 (R$ 11,358 at 12/31/2021), totaling R$ 36,357 (R$ 23,928 at 12/31/2021).

On January 1, 2022, a new business model was created, classified as Amortized Cost, for capital management of a company in Chile (Itaú CorpBanca), in which Foreign Government Securities in the amount of R$ 5,069 were to be classified, previously classified in the Fair Value business model through Other Comprehensive Income.

On 12/31/2022, the fair value of reclassified assets would be R$ 4,780 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be R$ 82.

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:
	12/31/2022		12/31/2021
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	62,237	61,640	45,353	45,169
Up to one year	62,237	61,640	45,353	45,169
Non-current	157,078	155,637	102,393	100,629
From one to five years	108,445	107,906	70,924	69,965
From five to ten years	41,528	40,627	26,404	25,600
After ten years	7,105	7,104	5,065	5,064
Total	219,315	217,277	147,746	145,798

F-46

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:
01/01/2021	01/01/2022
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(74)	(80)	(149)	42	53	3	(3)	-	(208)
Brazilian government securities	(37)	7	-	-	-	-	-	-	(30)
Government securities - abroad	(7)	8	(18)	6	-	-	-	-	(11)
Colombia	(1)	1	(1)	-	-	-	-	-	(1)
Korea	-	(2)	-	-	-	-	-	-	(2)
Spain	(1)	-	(1)	-	-	-	-	-	(2)
Mexico	(5)	9	(16)	6	-	-	-	-	(6)
Corporate securities	(30)	(95)	(131)	36	53	3	(3)	-	(167)
Rural product note	(5)	(65)	(64)	8	21	3	(3)	-	(105)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	14	(19)	2	-	-	-	-	(4)
Debentures	(18)	(42)	(31)	15	32	-	-	-	(44)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(1)	(14)	4	-	-	-	-	(13)
Other	(1)	(2)	(3)	5	-	-	-	-	(1)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Corporate securities	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Rural product note	-	(12)	(3)	-	3	9	(21)	-	(24)
Debentures	(38)	(120)	-	104	-	-	(32)	-	(86)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Corporate securities	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Rural product note	(9)	7	(6)	9	-	-	(3)	(9)	(11)
Debentures	(1,827)	(251)	(21)	394	-	-	-	-	(1,705)

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2020								12/31/2021
Financial assets at amortized cost	(185)	188	(147)	70	-	-	-	-	(74)
Brazilian government securities	(44)	7	-	-	-	-	-	-	(37)
Government securities - abroad	(14)	37	(36)	6	-	-	-	-	(7)
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	4	(6)	1	-	-	-	-	(1)
Korea	(4)	7	(3)	-	-	-	-	-	-
Spain	(3)	6	(5)	1	-	-	-	-	(1)
Mexico	(6)	19	(22)	4	-	-	-	-	(5)
Corporate securities	(127)	144	(111)	64	-	-	-	-	(30)
Rural product note	(23)	39	(24)	3	-	-	-	-	(5)
Bank deposit certificate	-	1	(10)	8	-	-	-	-	(1)
Real estate receivables certificates	(8)	6	-	1	-	-	-	-	(1)
Debentures	(78)	74	(52)	38	-	-	-	-	(18)
Eurobond and other	(1)	8	(20)	11	-	-	-	-	(2)
Promissory notes	(10)	10	(5)	3	-	-	-	-	(2)
Other	(7)	6	-	-	-	-	-	-	(1)
01/01/2021
Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2020								12/31/2021
Financial assets at amortized cost	(53)	19	(20)	16	-	-	-	-	(38)
Corporate securities	(53)	19	(20)	16	-	-	-	-	(38)
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	17	(20)	12	-	-	-	-	(38)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2020								12/31/2021
Financial assets at amortized cost	(2,827)	610	(51)	432	-	-	-	-	(1,836)
Corporate securities	(2,827)	610	(51)	432	-	-	-	-	(1,836)
Rural product note	-	6	(15)	-	-	-	-	-	(9)
Debentures	(2,827)	604	(36)	432	-	-	-	-	(1,827)

F-47

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:
Loans and lease operations by type	12/31/2022	12/31/2021
Individuals	400,103	332,536
Credit card	135,855	112,809
Personal loan	53,945	42,235
Payroll loans	73,633	63,416
Vehicles	31,606	29,621
Mortgage loans	105,064	84,455
Corporate	139,268	135,034
Micro / small and medium companies	164,896	149,970
Foreign loans - Latin America	205,155	205,050
Total loans and lease operations	909,422	822,590
Provision for Expected Loss (1)	(52,324)	(44,316)
Total loans and lease operations, net of Expected Credit Loss	857,098	778,274
1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (810) (R$ (767) at 12/31/2021) and Loan Commitments R$ (2,874) (R$ (4,433) at 12/31/2021).
By maturity	12/31/2022	12/31/2021
Overdue as from 1 day	30,656	20,960
Falling due up to 3 months	247,233	211,329
Falling due from 3 months to 12 months	228,942	205,119
Falling due after 1 year	402,591	385,182
Total loans and lease operations	909,422	822,590

By concentration	12/31/2022	12/31/2021
Largest debtor	5,916	6,414
10 largest debtors	33,265	33,694
20 largest debtors	50,714	49,541
50 largest debtors	85,427	79,403
100 largest debtors	118,015	111,116

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

F-48

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:
01/01/2022
Stage 1	Balance at	Transfer to Stage 2 (3)	Transfer to Stage 3 (1)	Cure from Stage 2 (3)	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	270,371	(65,771)	(2,966)	29,153	61	-	74,362	305,210
Corporate	128,519	(626)	(2,360)	1,098	137	-	6,437	133,205
Micro / Small and medium companies	124,555	(18,158)	(1,600)	16,215	170	-	21,439	142,621
Foreign loans - Latin America	178,719	(7,720)	(1,014)	2,426	19	-	10,086	182,516
Total	702,164	(92,275)	(7,940)	48,892	387	-	112,324	763,552

Stage 2	Balance at	Cure to Stage 1 (3)	Transfer to Stage 3	Transfer from Stage 1 (3)	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	38,168	(29,153)	(13,041)	65,771	1,392	-	(3,498)	59,639
Corporate	1,600	(1,098)	(173)	626	19	-	(73)	901
Micro / Small and medium companies	16,749	(16,215)	(4,310)	18,158	1,167	-	(3,250)	12,299
Foreign loans - Latin America	13,389	(2,426)	(3,388)	7,720	831	-	(2,263)	13,863
Total	69,906	(48,892)	(20,912)	92,275	3,409	-	(9,084)	86,702

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	23,997	(61)	(1,392)	2,966	13,041	(13,876)	10,579	35,254
Corporate	4,915	(137)	(19)	2,360	173	(822)	(1,308)	5,162
Micro / Small and medium companies	8,666	(170)	(1,167)	1,600	4,310	(3,661)	398	9,976
Foreign loans - Latin America	12,942	(19)	(831)	1,014	3,388	(1,783)	(5,935)	8,776
Total	50,520	(387)	(3,409)	7,940	20,912	(20,142)	3,734	59,168

Consolidated 3 Stages					Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
					12/31/2021			12/31/2022
Individuals					332,536	(13,876)	81,443	400,103
Corporate					135,034	(822)	5,056	139,268
Micro / Small and medium companies					149,970	(3,661)	18,587	164,896
Foreign loans - Latin America					205,050	(1,783)	1,888	205,155
Total (2)					822,590	(20,142)	106,974	909,422
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2) Comprises R$ 14,052 pegged to Libor.
3) The change in the period of the parameter used to estimate the significant increase/reduction in credit risk caused an effect on the transfer from stage 1 to stage 2 in the amount of R$ 26,005 and in the transfer from stage 2 to 1 in the amount if R$ 27,155.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:
01/01/2021
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2020							12/31/2021
Individuals	199,158	(30,578)	(1,663)	12,788	-	-	90,666	270,371
Corporate	123,665	(865)	(109)	1,338	43	-	4,447	128,519
Micro / Small and medium companies	96,784	(14,019)	(960)	9,630	146	-	32,974	124,555
Foreign loans - Latin America	167,601	(8,527)	(929)	5,794	468	-	14,312	178,719
Total	587,208	(53,989)	(3,661)	29,550	657	-	142,399	702,164

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2020							12/31/2021
Individuals	30,793	(12,788)	(7,207)	30,578	1,141	-	(4,349)	38,168
Corporate	2,793	(1,338)	(182)	865	20	-	(558)	1,600
Micro / Small and medium companies	15,965	(9,630)	(2,867)	14,019	742	-	(1,480)	16,749
Foreign loans - Latin America	16,692	(5,794)	(3,630)	8,527	959	-	(3,365)	13,389
Total	66,243	(29,550)	(13,886)	53,989	2,862	-	(9,752)	69,906

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2020							12/31/2021
Individuals	25,532	-	(1,141)	1,663	7,207	(10,309)	1,045	23,997
Corporate	8,063	(43)	(20)	109	182	(310)	(3,066)	4,915
Micro / Small and medium companies	9,206	(146)	(742)	960	2,867	(2,354)	(1,125)	8,666
Foreign loans - Latin America	17,852	(468)	(959)	929	3,630	(5,034)	(3,008)	12,942
Total	60,653	(657)	(2,862)	3,661	13,886	(18,007)	(6,154)	50,520

Consolidated 3 Stages					Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
					12/31/2020			12/31/2021
Individuals					255,483	(10,309)	87,362	332,536
Corporate					134,521	(310)	823	135,034
Micro / Small and medium companies					121,955	(2,354)	30,369	149,970
Foreign loans - Latin America					202,145	(5,034)	7,939	205,050
Total (2)					714,104	(18,007)	126,493	822,590
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) Comprises R$ 29,875 pegged to Libor.

F-49

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,949 (R$ 10,330 at 12/31/2021) before the modification, which gave rise to an effect on profit or loss of R$ 13 (R$ 5 from 01/01 to 12/31/2021). At 12/31/2022, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 601 (R$ 1,330 at 12/31/2021).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:
01/01/2022
Stage 1	Balance at	Transfer to Stage 2 (3)	Transfer to Stage 3 (1)	Cure from Stage 2 (3)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(6,851)	2,045	222	(1,445)	(3)	-	618	(5,414)
Corporate	(413)	6	1	(127)	(3)	-	56	(480)
Micro / Small and medium companies	(1,812)	767	98	(806)	(33)	-	355	(1,431)
Foreign loans - Latin America	(2,373)	179	18	(91)	(5)	-	(67)	(2,339)
Total	(11,449)	2,997	339	(2,469)	(44)	-	962	(9,664)

Stage 2	Balance at	Cure to Stage 1 (3)	Transfer to Stage 3	Transfer from Stage 1 (3)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(4,501)	1,445	4,648	(2,045)	(122)	-	(5,072)	(5,647)
Corporate	(865)	127	31	(6)	(9)	-	219	(503)
Micro / Small and medium companies	(1,556)	806	1,055	(767)	(201)	-	(1,564)	(2,227)
Foreign loans - Latin America	(1,353)	91	592	(179)	(219)	-	(478)	(1,546)
Total	(8,275)	2,469	6,326	(2,997)	(551)	-	(6,895)	(9,923)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(12,868)	3	122	(222)	(4,648)	13,876	(15,483)	(19,220)
Corporate	(3,529)	3	9	(1)	(31)	822	(1,743)	(4,470)
Micro / Small and medium companies	(4,023)	33	201	(98)	(1,055)	3,661	(4,651)	(5,932)
Foreign loans - Latin America	(4,172)	5	219	(18)	(592)	1,783	(340)	(3,115)
Total	(24,592)	44	551	(339)	(6,326)	20,142	(22,217)	(32,737)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2021			12/31/2022 (2)
Individuals					(24,220)	13,876	(19,937)	(30,281)
Corporate					(4,807)	822	(1,468)	(5,453)
Micro / Small and medium companies					(7,391)	3,661	(5,860)	(9,590)
Foreign loans - Latin America					(7,898)	1,783	(885)	(7,000)
Total					(44,316)	20,142	(28,150)	(52,324)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (810) (R$ (767) at 12/31/2021) and Loan Commitments R$ (2,874) (R$ (4,433) at 12/31/2021).
3) Reflects the expected credit loss arising from the change in the period of the parameter used to estimate the significant increase/decrease in credit risk.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:
01/01/2021
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2020							12/31/2021
Individuals	(5,403)	1,435	203	(579)	-	-	(2,507)	(6,851)
Corporate	(740)	36	8	(132)	(2)	-	417	(413)
Micro / Small and medium companies	(1,273)	592	64	(464)	(51)	-	(680)	(1,812)
Foreign loans - Latin America	(2,389)	226	12	(179)	(46)	-	3	(2,373)
Total	(9,805)	2,289	287	(1,354)	(99)	-	(2,767)	(11,449)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2020							12/31/2021
Individuals	(3,255)	579	2,639	(1,435)	(79)	-	(2,950)	(4,501)
Corporate	(1,261)	132	32	(36)	(6)	-	274	(865)
Micro / Small and medium companies	(1,337)	464	685	(592)	(112)	-	(664)	(1,556)
Foreign loans - Latin America	(2,029)	179	867	(226)	(284)	-	140	(1,353)
Total	(7,882)	1,354	4,223	(2,289)	(481)	-	(3,200)	(8,275)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2020							12/31/2021
Individuals	(12,472)	-	79	(203)	(2,639)	10,309	(7,942)	(12,868)
Corporate	(5,952)	2	6	(8)	(32)	310	2,145	(3,529)
Micro / Small and medium companies	(3,759)	51	112	(64)	(685)	2,354	(2,032)	(4,023)
Foreign loans - Latin America	(8,452)	46	284	(12)	(867)	5,034	(205)	(4,172)
Total	(30,635)	99	481	(287)	(4,223)	18,007	(8,034)	(24,592)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2020			12/31/2021 (2)
Individuals					(21,130)	10,309	(13,399)	(24,220)
Corporate					(7,953)	310	2,836	(4,807)
Micro / Small and medium companies					(6,369)	2,354	(3,376)	(7,391)
Foreign loans - Latin America					(12,870)	5,034	(62)	(7,898)
Total					(48,322)	18,007	(14,001)	(44,316)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).

F-50

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:
	12/31/2022			12/31/2021
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,273	(617)	1,656	2,365	(351)	2,014
Up to 1 year	2,273	(617)	1,656	2,365	(351)	2,014
Non-current	9,087	(2,894)	6,193	9,342	(2,743)	6,599
From 1 to 2 years	1,888	(596)	1,292	1,727	(456)	1,271
From 2 to 3 years	1,455	(449)	1,006	1,394	(369)	1,025
From 3 to 4 years	1,026	(339)	687	1,042	(296)	746
From 4 to 5 years	814	(271)	543	834	(251)	583
Over 5 years	3,904	(1,239)	2,665	4,345	(1,371)	2,974
Total	11,360	(3,511)	7,849	11,707	(3,094)	8,613

Financial lease revenues are composed of:
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Financial income	901	742	645
Variable payments	7	10	40
Total	908	752	685

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:
Nature of operation	12/31/2022				12/31/2021
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	170	168	170	168	235	235	235	234
Working capital	602	602	602	602	800	800	795	795
Total	772	770	772	770	1,035	1,035	1,030	1,029
1) Under Other liabilities.

From 01/01 to 12/31/2022 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 513, net of the Allowance for Loan Losses (R$ 810 from 01/01 to 12/31/2021).

F-51

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2022	01/01 to 12/31/2022
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	7,187	736	(15)	721
Joint ventures (2)	256	(64)	-	(64)
Total	7,443	672	(15)	657

	12/31/2021	01/01 to 12/31/2021			01/01 to 12/31/2020
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates (1)	5,891	1,238	(60)	1,178	1,556
Joint ventures (2)	230	(74)	-	(74)	(157)
Total	6,121	1,164	(60)	1,104	1,399
1) At 12/31/2022, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (51.94% total capital and 41.97% voting capital; 52.64% total capital and 42.37% voting capital at 12/31/2021); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2021); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2021); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 19.64% total and 20% voting capital at 12/31/2021); Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% total and voting capital; 29.24% at 12/31/2021); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2021); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2021) and Tecnologia Bancária S.A. (28.05% total capital and  28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2021). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3).
2) At 12/31/2022, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2021); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2021) and includes result not arising from subsidiaries' net income.

F-52

Note 12 - Lease Operations - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 12/31/2022, total cash outflow with lease amounted to R$ 1,161 and lease agreements in the amount of R$ 772 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2022	12/31/2021
Up to 3 months	283	304
3 months to 1 year	790	842
From 1 to 5 years	2,716	3,088
Over 5 years	930	1,980
Total Financial Liability	4,719	6,214

Lease amounts recognized in the Consolidated Statement of Income:
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Sublease revenues	26	16	8
Depreciation expenses	(951)	(1,279)	(1,209)
Interest expenses	(414)	(302)	(227)
Lease expenses for low value assets	(102)	(84)	(87)
Variable expenses not include in lease liabilities	(58)	(68)	(66)
Total	(1,499)	(1,717)	(1,581)

In the periods from 01/01 to 12/31/2022, from 01/01 to 12/31/2021 and from 01/01 to 12/31/2020, there was no impairment adjustment.

F-53

Note 13 - Fixed assets

Fixed assets (1)	12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,132	(3,835)	(151)	3,146
Land	-	1,199	-	-	1,199
Buildings and Improvements	4% to 10%	5,933	(3,835)	(151)	1,947
Other fixed assets		16,254	(11,588)	(45)	4,621
Installations and furniture	10% to 20%	3,559	(2,655)	(14)	890
Data processing systems	20% to 50%	9,786	(7,659)	(31)	2,096
Other (2)	10% to 20%	2,909	(1,274)	-	1,635
Total		23,386	(15,423)	(196)	7,767
1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2024 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets (1)	12/31/2021
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,372	(4,089)	(110)	3,173
Land	-	1,127	-	-	1,127
Buildings and Improvements	4% to 10%	6,245	(4,089)	(110)	2,046
Other fixed assets		14,659	(10,832)	(37)	3,790
Installations and furniture	10% to 20%	3,312	(2,463)	(10)	839
Data processing systems	20% to 50%	9,094	(7,170)	(27)	1,897
Other (2)	10% to 20%	2,253	(1,199)	-	1,054
Total		22,031	(14,921)	(147)	6,963
1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

F-54

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2021		13,031	2,657	6,476	11,157	6,431	39,752
Acquisitions		-	-	519	4,208	1,041	5,768
Rescissions / disposals		-	-	(23)	(1)	(480)	(504)
Exchange variation		(600)	(276)	(339)	-	(41)	(1,256)
Other (3)		-	(15)	(1,210)	724	683	182
Balance at 12/31/2022		12,431	2,366	5,423	16,088	7,634	43,942
Amortization
Balance at 12/31/2021		-	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Amortization expense (2)		-	(115)	(517)	(1,511)	(1,200)	(3,343)
Rescissions / disposals		-	-	7	-	480	487
Exchange variation		-	116	188	(3)	28	329
Other (3)		-	16	734	(399)	(490)	(139)
Balance at 12/31/2022		-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Impairment	2d VIII
Balance at 12/31/2021		(5,209)	(712)	(171)	(823)	-	(6,915)
Increase		-	-	-	(1)	-	(1)
Exchange variation		328	153	-	-	-	481
Balance at 12/31/2022		(4,881)	(559)	(171)	(824)	-	(6,435)
Book value
Balance at 12/31/2022		7,550	450	1,515	9,131	4,468	23,114
1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,202) (R$ (860) from 01/01 to 12/31/2021) are disclosed in the General and administrative expenses (Note 23).
3) Includes the total amount of R$ 61 related to the hyperinflationary for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 3,015 (R$ 3,375 at 12/31/2021).

F-55

	Note	Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2020		13,959	2,822	6,484	7,664	3,274	34,203
Acquisitions (4)		-	5	738	3,511	3,413	7,667
Rescissions / disposals		(10)	-	(65)	(13)	(236)	(324)
Exchange variation		(918)	(155)	(238)	-	(20)	(1,331)
Other (3,5)		-	(15)	(443)	(5)	-	(463)
Balance at 12/31/2021		13,031	2,657	6,476	11,157	6,431	39,752
Amortization
Balance at 12/31/2020		-	(1,347)	(3,680)	(3,288)	(1,410)	(9,725)
Amortization expense (2)		-	(109)	(819)	(942)	(791)	(2,661)
Rescissions / disposals		-	-	28	10	214	252
Exchange variation		-	68	125	-	3	196
Other (3,5)		-	14	197	-	-	211
Balance at 12/31/2021		-	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Impairment	2d VIII
Balance at 12/31/2020		(5,772)	(789)	(204)	(383)	-	(7,148)
Increase		-	-	-	(440)	-	(440)
Disposals		-	-	33	-	-	33
Exchange variation		563	77	-	-	-	640
Balance at 12/31/2021		(5,209)	(712)	(171)	(823)	-	(6,915)
Book value
Balance at 12/31/2021		7,822	571	2,156	6,114	4,447	21,110
1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).
3) Includes the total amount of R$ 34 related to the hyperinflationary adjustment for Argentina.
4) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.
5) Includes reclassifications of Software licenses necessary to put data processing systems into use, in the net amount of R$ 327.

F-56

Note 15 - Deposits

	12/31/2022			12/31/2021
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	376,238	372,635	748,873	334,808	356,620	691,428
Savings deposits	179,764	-	179,764	190,601	-	190,601
Interbank deposits	4,821	73	4,894	3,490	286	3,776
Time deposits	191,653	372,562	564,215	140,717	356,334	497,051
Non-interest bearing deposits	122,565	-	122,565	158,944	-	158,944
Demand deposits	117,587	-	117,587	158,116	-	158,116
Other deposits	4,978	-	4,978	828	-	828
Total	498,803	372,635	871,438	493,752	356,620	850,372

Note 16 - Financial liabilities designated at fair value through profit or loss

	12/31/2022			12/31/2021
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	2	62	64	16	98	114
Total	2	62	64	16	98	114

The effect of credit risk of these instruments is not significant at 12/31/2022 and 12/31/2021.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:
	Interest rate (p.a.)	12/31/2022			12/31/2021
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		90,700	119	90,819	94,899	81	94,980
Government securities	13.32% to 13.65%	66,665	-	66,665	67,060	-	67,060
Corporate securities	45% of CDI to 90% of CDI	22,562	-	22,562	25,676	-	25,676
Own issue	12.80% to 15.75%	2	6	8	1	20	21
Foreign	0.88% to 60%	1,471	113	1,584	2,162	61	2,223
Assets received as collateral	13.30% to 13.65%	127,375	-	127,375	105,036	-	105,036
Right to sell or repledge the collateral	3.6% to 100% of SELIC	52,723	22,523	75,246	43,260	9,572	52,832
Total		270,798	22,642	293,440	243,195	9,653	252,848

b) Interbank market funds

	Interest rate (p.a.)	12/31/2022			12/31/2021
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	4.29% to 16.96%	3,842	62,763	66,605	20,310	3,749	24,059
Real estate credit bills	4.44% to 15.28%	24,274	3,843	28,117	3,628	7,035	10,663
Rural credit bills	4.22% to 13.72%	26,547	9,736	36,283	4,342	9,359	13,701
Guaranteed real estate bills	4.85% to 100% of CDI + 3.32%	4,908	45,667	50,575	1,623	29,375	30,998
Import and export financing	0% to 16.33%	74,304	26,848	101,152	64,274	22,674	86,948
Onlending domestic	0% to 18%	3,553	8,302	11,855	3,929	6,847	10,776
Total (1)		137,428	157,159	294,587	98,106	79,039	177,145
1) Comprises R$ 1,032 (R$ 34,942 at 12/31/2021) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

F-57

c) Institutional market funds

	Interest rate (p.a.)	12/31/2022			12/31/2021
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 114% of SELIC	9,851	44,689	54,540	21,203	53,833	75,036
Foreign loans through securities	0.2% to 69.26%	10,333	60,188	70,521	6,560	56,283	62,843
Funding from structured operations certificates (1)	1.54% to 15.21%	547	3,774	4,321	143	614	757
Total		20,731	108,651	129,382	27,906	110,730	138,636
1) The fair value of Funding from structured operations certificates issued is R$ 4,949 (R$ 790 at 12/31/2021).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2022	12/31/2021
Subordinated financial bills - BRL
	982	2012	2022	IPCA + 5.15% to 5.60%	-	6,380
	20	2012	2022	IGPM + 4.63%	-	44
	2,146	2019	Perpetual	114% of SELIC	2,249	2,187
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,047	976
	50	2019	2028	CDI + 0.72%	62	55
	2,281	2019	2029	CDI + 0.75%	2,834	2,502
	450	2020	2029	CDI + 1.85%	550	481
	106	2020	2030	IPCA + 4.64%	138	125
	1,556	2020	2030	CDI + 2%	1,907	1,664
	5,488	2021	2031	CDI + 2%	6,478	5,651
	1,005	2022	Perpetual	CDI + 2.4%	1,041	-
				Total	16,306	20,065

Subordinated euronotes - USD
	1,341	2012	2022	5.50%	-	14,742
	1,854	2012	2023	5.13%	9,735	10,432
	1,244	2017	Perpetual	7.72%	6,516	6,997
	750	2018	Perpetual	6.50%	3,985	4,262
	750	2019	2029	4.50%	3,932	4,205
	700	2020	Perpetual	4.63%	3,708	3,967
	500	2021	2031	3.88%	2,623	2,804
	200	2022	Perpetual	6.80%	3	-
				Total	30,502	47,409

Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	-	36
	180,351	2008	2033	3.50% to 4.92%	1,476	1,423
	97,962	2009	2035	4.75%	1,133	1,079
	1,060,250	2010	2032	4.35%	112	106
	1,060,250	2010	2035	3.90% to 3.96%	257	244
	1,060,250	2010	2036	4.48%	1,225	1,160
	1,060,250	2010	2038	3.93%	892	845
	1,060,250	2010	2040	4.15% to 4.29%	687	651
	1,060,250	2010	2042	4.45%	335	317
	57,168	2014	2034	3.80%	438	414
				Total	6,555	6,275

Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	115	145
	146,000	2013	2028	IPC + 2%	161	203
	780,392	2014	2024	LIB	901	939
				Total	1,177	1,287

Total					54,540	75,036

F-58

Note 18 - Other assets and liabilities

a) Other assets

	Note	12/31/2022	12/31/2021
Financial		113,198	96,630
At amortized cost		111,823	96,473
Receivables from credit card issuers		65,852	53,968
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,001	12,264
Trading and intermediation of securities		17,969	17,218
Income receivable		3,619	3,839
Operations without credit granting characteristics, net of provisions		7,900	4,720
Insurance and reinsurance operations		1,933	1,565
Net amount receivables from reimbursement of provisions	29c	899	888
Deposits in guarantee of fund raisings abroad		648	660
Foreign exchange portfolio		-	1,213
Other		2	138
At fair value through profit or loss		1,375	157
Other financial assets		1,375	157
Non-financial		17,529	16,494
Sundry foreign		965	621
Prepaid expenses		6,358	5,243
Sundry domestic		3,689	2,868
Assets of post-employment benefit plans	26e	411	493
Lease right-of-use		3,863	5,046
Other		2,243	2,223
Current		111,538	93,604
Non-current		19,189	19,520

b) Other liabilities

	Note	12/31/2022	12/31/2021
Financial		167,234	134,267
At amortized cost		166,651	134,106
Credit card operations		138,300	108,997
Trading and intermediation of securities		17,744	12,161
Foreign exchange portfolio		2,580	2,485
Finance leases		3,929	5,324
Other		4,098	5,139
At fair value through profit or loss		583	161
Other financial liabilities		583	161
Non-financial		48,044	42,130
Funds in transit		19,737	18,027
Charging and collection of taxes and similar		553	457
Social and statutory		10,375	7,853
Deferred income		2,737	3,278
Sundry domestic		4,730	3,183
Personnel provision		2,403	2,244
Provision for sundry payments		2,055	2,348
Obligations on official agreements and rendering of payment services		1,725	1,261
Liabilities from post-employment benefit plans	26e	2,320	2,209
Other		1,409	1,270
Current		206,029	167,789
Non-current		9,249	8,608

F-59

Note 19 - Stockholders’ equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2022
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	12/31/2021	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Treasury shares (1)	12/31/2021	-	24,244,725	24,244,725	(528)
Result from delivery of treasury shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660
Number of total shares at the end of the period (2)	12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623

		12/31/2021
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad	12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock	12/31/2020	4,958,290,359	4,845,844,989	9,804,135,348	97,148
Shares of capital stock	12/31/2021	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares (1)	12/31/2020	-	41,678,452	41,678,452	(907)
Result from delivery of treasury shares		-	(17,433,727)	(17,433,727)	379
Treasury shares (1)	12/31/2021	-	24,244,725	24,244,725	(528)
Number of total shares at the end of the period (2)	12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623
Number of total shares at the end of the period (2)	12/31/2020	4,958,290,359	4,804,166,537	9,762,456,896
1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

Below is the average cost of treasury shares and their market price in reais. In 2022 and 2021, there was no acquisition of treasury shares.

Cost / market value	12/31/2022		12/31/2021
	Common	Preferred	Common	Preferred
Average cost	-	21.76	-	21.76
Market value on the last day of the base date	21.89	25.00	19.09	20.95

F-60

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws.  Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	12/31/2022	12/31/2021	12/31/2020
Statutory net income	29,695	26,236	18,961
Adjustments:
(-) Legal reserve - 5%	(1,485)	(1,312)	(948)
Dividend calculation basis	28,210	24,924	18,013
Minimum mandatory dividend - 25%	7,053	6,231	4,503
Dividends and interest on capital paid / accrued	8,368	6,231	4,503

II - Stockholders' compensation

	12/31/2022
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		4,906	(735)	4,171
Interest on capital - 11 monthly installments paid from February to December 2022	0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)		4,938	(741)	4,197
Interest on capital - 1 monthly installment paid on 01/02/2023	0.0150	173	(26)	147
Interest on capital - credited on 12/08/2022 to be paid until 04/28/2023	0.4133	4,765	(715)	4,050
Total - 01/01 to 12/31/2022		9,844	(1,476)	8,368

	12/31/2021
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		4,179	(407)	3,772
Dividends - 10 monthly installments paid from February to November 2021	0.0150	1,466	-	1,466
Interest on capital - 1 monthly installment paid in December 2021	0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other liabilities - Social and statutory)		2,894	(435)	2,459
Interest on capital - 1 monthly installment paid on 01/03/2022	0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022	0.2249	2,587	(388)	2,199
Interest on capital	0.0116	134	(21)	113
Total - 01/01 to 12/31/2021		7,073	(842)	6,231

	12/31/2020
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		2,127	(78)	2,049
Dividends - 11 monthly installments paid from February to December 2020	0.0150	1,610	-	1,610
Interest on capital - paid on 08/26/2020	0,0450	517	(78)	439
Accrued (Recorded in Other liabilities - Social and statutory)		2,861	(407)	2,454
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	-	146
Interest on capital - credited on 12/17/2020 to be paid until 04/30/2021	0,0544	624	(93)	531
Interest on capital - credited on 01/28/2021 to be paid until 04/30/2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total - 01/01 to 12/31/2020		4,988	(485)	4,503

F-61

c) Capital reserves and profit reserves

	12/31/2022	12/31/2021	12/31/2020
Capital reserves	2,480	2,250	2,326
Premium on subscription of shares	284	284	284
Share-based payment	2,192	1,962	2,038
Reserves from tax incentives, restatement of equity securities and other	4	4	4
Profit reserves	86,892	66,161	47,347
Legal (1)	15,071	13,586	12,274
Statutory (2,3)	71,821	52,575	35,073
Total reserves at parent company	89,372	68,411	49,673
1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
2) Its main purpose is to ensure the yield flow to shareholders.
3) Includes R$ 288 which refers to net income remaining after the distribuition of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders’ equity		Income
	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Itaú CorpBanca	6,926	9,836	887	1,310	(4,135)
Itaú CorpBanca Colombia S.A.	14	476	3	38	(15)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	769	666	123	131	164
Luizacred S.A. Soc. Cred. Financiamento Investimento	377	426	(50)	76	102
Other (1)	1,304	208	72	69	52
Total	9,390	11,612	1,035	1,624	(3,832)
1) As from 2022, in accordance with Regulatory Instruction No. 272 of 04/01/2022, it includes non-controlling minority of consolidated investments funds.

Note 20 - Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Partner plan (1)	(180)	(129)	(241)
Share-based plan	(418)	(381)	(489)
Total	(598)	(510)	(730)
1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses - Compensation (Note 23).

F-62

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program
	01/01 to 12/31/2022	01/01 to 12/31/2021
	Quantity	Quantity
Opening balance (1)	36,943,996	36,291,760
New	21,395,758	14,583,318
Delivered	(9,226,877)	(11,652,700)
Cancelled	(859,065)	(2,278,382)
Closing balance	48,253,812	36,943,996
Weighted average of remaining contractual life (years)	2.21	1.80
Market value weighted average (R$)	22.22	16.71
1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation
	01/01 to 12/31/2022	01/01 to 12/31/2021
	Quantity	Quantity
Opening balance (1)	36,814,248	27,407,231
New	22,524,857	21,767,235
Delivered	(14,263,138)	(10,818,958)
Cancelled	(845,890)	(1,541,260)
Closing balance	44,230,077	36,814,248
Weighted average of remaining contractual life (years)	0.93	1.04
Market value weighted average (R$)	24.83	23.59
1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

F-63

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Compulsory deposits in the Central Bank of Brazil	10,228	3,613	2,242
Interbank deposits	3,145	1,203	1,102
Securities purchased under agreements to resell	25,467	9,812	9,832
Financial assets at fair value through other comprehensive income	21,313	17,193	18,089
Financial assets at amortized cost	12,164	4,820	3,629
Loan operations	116,844	92,789	79,503
Other financial assets	1,112	(177)	(28)
Total	190,273	129,253	114,369

b) Interest and similar expense

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Deposits	(52,358)	(20,492)	(17,478)
Securities sold under repurchase agreements	(28,399)	(8,635)	(10,690)
Interbank market funds	(22,878)	(24,929)	(28,878)
Institutional market funds	(12,757)	(9,865)	(8,400)
Financial expense from technical provisions for insurance and private pension	(21,981)	(5,346)	(8,121)
Other	(142)	(38)	9
Total	(138,515)	(69,305)	(73,558)

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Securities	29,730	7,439	16,035
Derivatives (1)	3,477	9,716	(9,393)
Financial assets designated at fair value through profit or loss	660	(483)	(118)
Other financial assets at fair value through profit or loss	1,800	838	-
Financial liabilities at fair value through profit or loss	(1,535)	(843)	(9)
Financial liabilities designated at fair value	41	11	38
Total	34,173	16,678	6,553
1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2022, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (120) of expected losses (R$ 1,127 from 01/01 to 12/31/2021), R$ (30) for Financial assets – Fair value through other comprehensive income (R$ 10 from 01/01 to 12/31/2021) and R$ (90) for Financial assets – Amortized cost (R$ 1,117 from 01/01 to 12/31/2021).

F-64

Note 22 - Commissions and banking fees

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Credit and debit cards	19,989	16,051	13,813
Current account services	7,528	7,803	8,002
Asset management	7,684	7,177	6,951
Funds	6,764	6,545	6,316
Consortia	920	632	635
Credit operations and financial guarantees provided	2,539	2,511	2,298
Credit operations	1,185	1,307	964
Financial guarantees provided	1,354	1,204	1,334
Collection services	1,971	2,020	1,897
Advisory services and brokerage	3,348	3,579	2,891
Custody services	617	605	573
Other	2,702	2,578	2,132
Total	46,378	42,324	38,557

Note 23 - General and administrative expenses

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Personnel expenses	(31,317)	(28,245)	(25,158)
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other (1)	(24,558)	(22,273)	(20,693)
Employees’ profit sharing and Share-based payment (2)	(6,759)	(5,972)	(4,465)
Administrative expenses	(17,954)	(16,080)	(16,904)
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(7,873)	(7,335)	(7,224)
Data processing and telecommunications	(4,359)	(3,953)	(3,983)
Installations and Materials	(2,201)	(2,142)	(2,326)
Advertising, promotions and publicity	(2,003)	(1,389)	(1,095)
Other	(1,518)	(1,261)	(2,276)
Depreciation and amortization	(5,750)	(5,548)	(5,064)
Other expenses	(14,143)	(12,676)	(17,081)
Selling - credit cards	(6,183)	(5,292)	(4,391)
Claims losses	(1,143)	(1,038)	(778)
Selling of non-financial products	(365)	-	-
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(133)	(119)	(683)
Provision for lawsuits civil	(1,072)	(1,041)	(1,080)
Provision for tax and social security lawsuits	(607)	317	(191)
Refund of interbank costs	(354)	(352)	(270)
Impairment	(16)	(440)	(6,201)
Other	(4,270)	(4,711)	(3,487)
Total	(69,164)	(62,549)	(64,207)
1) Includes the effects of the Voluntary Severance Program.
2) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 20).

F-65

Note 24 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (1)	21.00%
1) Law No. 14,446/22 (conversion of Provisional Measure (MP) No. 1,115/22), published on September 05, 2022, sets forth the increase in the rate of Social contribution on net income which increased from 20% to 21%, applicable to banks, and from 15% to 16%, applicable to insurance, capitalization and other financial companies, producing effects from August 01 to December 31, 2022.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:
Due on operations for the period	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Income / (loss) before income tax and social contribution	37,533	42,231	5,230
Charges (income tax and social contribution) at the rates in effect (1)	(17,048)	(19,989)	(2,354)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	954	821	384
Foreign exchange variation on investments abroad	(52)	437	7,201
Interest on capital	4,449	2,889	2,765
Other nondeductible expenses net of non taxable income (2)	5,102	9,181	(16,651)
Income tax and social contribution expenses	(6,595)	(6,661)	(8,655)
Related to temporary differences
Increase / (reversal) for the period	(201)	(7,186)	18,489
(Expenses) / Income from deferred taxes	(201)	(7,186)	18,489
Total income tax and social contribution expenses	(6,796)	(13,847)	9,834
1) In 2022, it considers  the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December. In 2021, the rate considered was equal to 45% in the first semester and it was equal to 50% in the second semester.
2) Includes temporary (additions) and exclusions.

F-66

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

01/01/2022	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income	52,989	(19,067)	21,397	55,319
Provision for expected loss	28,428	(7,622)	13,354	34,160
Related to tax losses and social contribution loss carryforwards	3,751	(1,518)	263	2,496
Provision for profit sharing	2,265	(2,265)	2,635	2,635
Provision for devaluation of securities with permanent impairment	998	(595)	409	812
Provisions	5,848	(1,699)	1,585	5,734
Civil lawsuits	1,257	(400)	373	1,230
Labor claims	3,175	(1,204)	1,039	3,010
Tax and social security lawsuits	1,416	(95)	173	1,494
Legal obligations	822	(379)	21	464
Adjustments of operations carried out on the futures settlement market	-	-	171	171
Adjustment to fair value of financial assets - At fair value through profit or loss	2,726	(2,726)	829	829
Provision relating to health insurance operations	362	-	22	384
Other	7,789	(2,263)	2,108	7,634
Reflected in stockholders’ equity	2,331	(1,249)	2,128	3,210
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,329	(1,127)	2,101	2,303
Cash flow hedge	461	(122)	3	342
Other	541	-	24	565
Total (1,2)	55,320	(20,316)	23,525	58,529
1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 51,469 and R$ 345, respectively.
2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

01/01/2021	12/31/2020	Realization / Reversal	Increase	12/31/2021
Reflected in income	60,248	(24,407)	17,148	52,989
Provision for expected loss	27,933	(6,274)	6,769	28,428
Related to tax losses and social contribution loss carryforwards	5,528	(1,952)	175	3,751
Provision for profit sharing	1,903	(1,903)	2,265	2,265
Provision for devaluation of securities with permanent impairment	1,570	(1,013)	441	998
Provisions	5,845	(1,923)	1,926	5,848
Civil lawsuits	1,331	(591)	517	1,257
Labor claims	3,056	(1,188)	1,307	3,175
Tax and social security lawsuits	1,458	(144)	102	1,416
Legal obligations	774	(36)	84	822
Adjustments of operations carried out on the futures settlement market	52	(52)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	8,315	(8,315)	2,726	2,726
Provision relating to health insurance operations	356	-	6	362
Other	7,972	(2,939)	2,756	7,789
Reflected in stockholders’ equity	1,375	(343)	1,299	2,331
Adjustment to fair value of financial assets - At fair value through other comprehensive income	60	(30)	1,299	1,329
Cash flow hedge	758	(297)	-	461
Other	557	(16)	-	541
Total (1,2)	61,623	(24,750)	18,447	55,320
1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.
2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

F-67

II - The deferred tax liabilities balance and its changes are represented by:

01/01/2022	12/31/2021	Realization / reversal	Increase	12/31/2022
Reflected in income	4,580	(592)	3,123	7,111
Depreciation in excess finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(156)	173	1,439
Post-employment benefits	6	(6)	17	17
Adjustments of operations carried out on the futures settlement market	237	(237)	42	42
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	1,554	1,554
Taxation of results abroad – capital gains	834	(104)	4	734
Other	1,873	(18)	1,329	3,184
Reflected in stockholders’ equity	189	(116)	221	294
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(114)	221	289
Cash flow hedge	1	(1)	-	-
Post-employment benefits	6	(1)	-	5
Total (1)	4,769	(708)	3,344	7,405
1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 51,469 and R$ 345, respectively.
01/01/2021
	12/31/2020	Realization / reversal	Increase	12/31/2021
Reflected in income	4,853	(1,029)	756	4,580
Depreciation in excess finance lease	145	(8)	-	137
Adjustment of deposits in guarantee and provisions	1,404	(21)	39	1,422
Post-employment benefits	180	(178)	4	6
Adjustments of operations carried out on the futures settlement market	452	(452)	237	237
Adjustment to fair value of financial assets - At fair value through profit or loss	136	(136)	71	71
Taxation of results abroad – capital gains	644	(7)	197	834
Other	1,892	(227)	208	1,873
Reflected in stockholders’ equity	608	(580)	161	189
Adjustment to fair value of financial assets - At fair value through other comprehensive income	601	(577)	158	182
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	3	6
Total (1)	5,461	(1,609)	917	4,769
1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%
2023	13,634	24.3%	1,473	59.0%	15,107	25.8%	(415)	5.6%	14,692	28.7%
2024	13,727	24.5%	844	33.8%	14,571	24.9%	(354)	4.8%	14,217	27.8%
2025	6,142	11.0%	142	5.7%	6,284	10.7%	(560)	7.6%	5,724	11.2%
2026	5,794	10.3%	28	1.1%	5,822	9.9%	(186)	2.5%	5,636	11.0%
2027	6,071	10.8%	6	0.2%	6,077	10.4%	(340)	4.6%	5,737	11.2%
After 2027	10,665	19.1%	3	0.2%	10,668	18.3%	(5,550)	74.9%	5,118	10.1%
Total	56,033	100.0%	2,496	100.0%	58,529	100.0%	(7,405)	100.0%	51,124	100.0%
Present value (1)	48,792		2,334		51,126		(5,594)		45,532
1) The average funding rate, net of tax effects, was used to determine the present value.
Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.
Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

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IV - Deferred tax assets not accounted

At 12/31/2022, deferred tax assets not accounted for correspond to R$ 642 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021).

c) Tax liabilities

	Note	12/31/2022	12/31/2021
Taxes and contributions on income payable		2,950	2,450
Deferred tax liabilities	24b II	345	280
Other		3,443	3,516
Total		6,738	6,246
Current		5,974	5,788
Non-current		764	458

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Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income attributable to owners of the parent company	29,702	26,760	18,896
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	14,920	13,462	9,491
Preferred	14,567	13,083	9,190
Total net income available to equity owners
Common	15,029	13,571	9,600
Preferred	14,673	13,189	9,296
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,840,703,872	4,818,741,579	4,801,324,161
Basic earnings per share – R$
Common	3.03	2.74	1.94
Preferred	3.03	2.74	1.94

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income available to preferred equity owners	14,673	13,189	9,296
Dividends on preferred shares after dilution effects	91	75	41
Net income available to preferred equity owners considering preferred shares after the dilution effect	14,764	13,264	9,337
Net income available to ordinary equity owners	15,029	13,571	9,600
Dividend on preferred shares after dilution effects	(91)	(75)	(41)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	14,938	13,496	9,559
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,900,469,300	4,873,042,114	4,843,233,835
Preferred	4,840,703,872	4,818,741,579	4,801,324,161
Incremental as per share-based payment plans	59,765,428	54,300,535	41,909,674
Diluted earnings per share – R$
Common	3.01	2.72	1.93
Preferred	3.01	2.72	1.93
There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

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Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

    •   Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

    •   Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

    •   Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
Supplementary Retirement Plan – Flexible Premium Annuity
Franprev Benefit Plan
002 Benefit Plan
Prebeg Benefit Plan
UBB PREV Defined Benefit Plan
Benefit Plan II
Itaulam Basic Plan
Itaucard Defined Benefit Plan
Itaú Unibanco Main Retirement Plan
	Itaubanco Defined Contribution Plan	Defined Contribution
Itaubank Retirement Plan
Redecard Pension Plan
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
Itaulam Supplementary Plan
Itaucard Variable Contribution Plan
Itaú Unibanco Supplementary Retirement Plan
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan l	Defined Benefit
	Benefit Plan ll	Variable Contribution
Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations.

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a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	12/31/2022	12/31/2021
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	10.34% p.a.	9.46% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit
1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival  regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.
Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

    •   Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

    •   Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

    •   Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Fixed income securities	20,684	19,904	94.4%	90.8%
Quoted in an active market	20,102	19,508	91.7%	89.0%
Non quoted in an active market	582	396	2.7%	1.8%
Variable income securities	515	1,323	2.3%	6.1%
Quoted in an active market	508	1,312	2.3%	6.0%
Non quoted in an active market	7	11	-	0.1%
Structured investments	138	150	0.6%	0.7%
Non quoted in an active market	138	150	0.6%	0.7%
Real estate	527	462	2.4%	2.1%
Loans to participants	69	73	0.3%	0.3%
Total	21,933	21,912	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to group companies, with a fair value of R$ 420 (R$ 374 at 12/31/2021).

 d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		12/31/2022
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		1,995	(1,845)	(308)	(158)	(36)	-	(36)	(246)	(440)
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest (1)		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses (2)		-	-	-	-	(75)	-	(75)	-	(75)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(447)	596	(171)	(22)	9	(40)	(31)	25	(28)
5 - Effects on asset ceiling (4)		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan (3)		(441)	(971)	-	(1,412)	-	-	-	-	(1,412)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		(1,527)	1,651	-	124	-	-	-	151	275
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	(1)	-	-	-	151	150
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at the end of period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amount recognized in Assets	18a				33			378	-	411
Amount recognized in Liabilities	18b				(1,471)			-	(849)	(2,320)
		12/31/2021
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)
Amounts recognized in income (1+2+3+4)		1,722	(1,575)	(278)	(131)	41	(68)	(27)	(66)	(224)
1 - Cost of current service		-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest (1)		1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses (2)		-	-	-	-	(63)	-	(63)	-	(63)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(1,764)	817	665	(282)	(725)	1,017	292	81	91
5 - Effects on asset ceiling		-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements		(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demographic assumptions		-	4	-	4	-	-	-	-	4
Changes in financial assumptions		-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan (3)		(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation		2	16	-	18	-	-	-	-	18
Other (8+9+10)		(1,271)	1,381	-	110	(323)	-	(323)	128	(85)
8 - Receipt by Destination of Resources (4)		-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid		(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor		110	-	-	110	-	-	-	-	110
Amounts at the end of period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amount recognized in Assets	18a				48			445	-	493
Amount recognized in Liabilities	18b				(1,430)			-	(779)	(2,209)
1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments / receipts of benefits / contributions, multiplied by the discount rate of 9.46% p.a. (on 01/01/2020 the rate used was 7.64% p.a.)
2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
3) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.
4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

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f) Defined benefit contributions

	Estimated contributions	Contributions made
	2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Retirement plan - FIU	39	54	43
Retirement plan - FUNBEP	85	39	32
Total (1)	124	93	75
1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2023	2024	2025	2026	2027	2028	to	2032
Pension plan - FIU	9.12	1,136	1,072	1,110	1,151	1,186	6,388
Pension plan - FUNBEP	8.51	656	676	694	711	728	3,846
Other post-employment benefits	6.13	196	189	80	85	68	235
Total		1,988	1,937	1,884	1,947	1,982	10,469
1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5%	(763)	-	284	(23)	-	23
Decrease by 0.5%	824	-	(311)	25	-	(25)
Mortality table
Increase by 5%	(218)	-	82	(10)	-	10
Decrease by 5%	228	-	(87)	11	-	(11)
Medical inflation
Increase by 1%	-	-	-	56	-	(56)
Decrease by 1%	-	-	-	(48)	-	48
1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers) and Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP.

a) Insurance

A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage to their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks.

The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

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b) Private pension

Designed to ensure the maintenance of the quality of life of participants, as a supplement to government plans, through long term investments, private pension products are divided into three major groups:

    •   PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income.

    •   VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

    •   FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold.

c) Technical provision for insurance and private pensions

The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows:

    •   Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

    •   Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

    •   Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.

    •   Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

    •   Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

    •   Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

    •   Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations.

    •   Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

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    •   Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

d) Main information related to Insurance and Private Pension operations

I - Indexes

Main Insurance Lines	Sales ratio %			Loss ratio %
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Group Accident Insurance	30.5%	31.5%	33.8%	17.0%	14.5%	11.3%
Individual Accident Insurance	18.4%	18.7%	18.8%	25.6%	26.7%	29.4%
Credit Life Insurance	22.3%	22.9%	24.2%	19.3%	26.1%	22.3%
Random Events	23.7%	23.3%	23.5%	28.8%	32.0%	34.3%
Multiple Peril	42.7%	43.1%	44.4%	19.3%	24.0%	52.9%
Mortagage Insurance in Market Policies – Credit Life Insurance	20.1%	20.3%	20.4%	11.1%	26.5%	18.5%
Group Life	23.8%	23.8%	24.0%	35.5%	53.5%	41.0%

II - Revenues from insurance premiums and private pension

Main lines	Premiums and contributions
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Group Accident Insurance	973	883	847
Individual Accident Insurance	149	175	187
Disability Savings Pension	292	240	258
PGBL	2,974	2,460	2,235
Credit Life Insurance	1,412	1,008	624
Random Events	216	192	195
Multiple Peril	645	542	370
Mortagage Insurance in Market Policies – Credit Life Insurance	571	437	339
Traditional	123	128	117
VGBL	8,496	7,054	8,022
Group Life	1,422	1,165	955
Other lines	849	739	655
Total	18,122	15,023	14,804

F-77

III - Technical provisions balances

	12/31/2022			12/31/2021
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	3,615	12	3,627	2,846	12	2,858
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	30	228,786	228,816	19	209,196	209,215
Redemptions and Other Unsettled Amounts (PVR)	23	394	417	19	358	377
Financial surplus (PEF)	-	729	729	1	691	692
Unsettled claims (PSL)	503	74	577	506	79	585
Claims / events incurred but not reported (IBNR)	345	26	371	334	27	361
Related Expenses (PDR)	32	49	81	29	65	94
Other provisions	135	397	532	129	665	794
Total	4,683	230,467	235,150	3,883	211,093	214,976
Current	3,588	159	3,747	3,102	541	3,643
Non-current	1,095	230,308	231,403	781	210,552	211,333

F-78

IV - Change in technical provisions

	12/31/2022			12/31/2021
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	3,883	211,093	214,976	3,303	217,697	221,000
(+) Additions arising from premiums / contributions	6,254	11,632	17,886	5,106	9,676	14,782
(-) Deferral due to elapsed risk	(5,485)	-	(5,485)	(4,563)	-	(4,563)
(-) Payment of claims / benefits	(1,506)	(465)	(1,971)	(1,598)	(373)	(1,971)
(+) Reported claims	1,477	-	1,477	1,534	-	1,534
(-) Redemptions	-	(15,127)	(15,127)	-	(16,872)	(16,872)
(+/-) Net Portability	-	1,962	1,962	-	(3,417)	(3,417)
(+) Adjustment of reserves and financial surplus	10	21,591	21,601	14	5,009	5,023
(+/-) Other (increase / reversal)	50	(219)	(169)	83	(627)	(544)
(+/-) Corporate Reorganization	-	-	-	4	-	4
Closing balance	4,683	230,467	235,150	3,883	211,093	214,976
Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred.

F-79

e) Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:
	12/31/2022	12/31/2021
Opening Balance - 01/01	631	496
Increase	1,559	1,298
Amortization	(1,379)	(1,163)
Closing Balance	811	631
Balance to be amortized in up to 12 months	573	464
Balance to be amortized after 12 months	238	167

f) Table of claims development

Provision for unsettled claims (PSL)	577
(-) IBNER	213
(-) Reinsurance	12
(-) Retrocession and other estimates	(7)
Liability claims presented in the claims development table (I + II)	359
The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I - Administrative claims - net of reinsurance

Occurrence date	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	Total
At the end of reporting period	954	1,121	1,231	1,401	1,413
After 1 year	1,012	1,133	1,237	1,491
After 2 years	1,015	1,133	1,245
After 3 years	1,012	1,135
After 4 years	1,007
Current estimate	1,007	1,135	1,245	1,491	1,413
Accumulated payments through base date	998	1,126	1,236	1,476	1,316	6,152
Liabilities recognized in the balance sheet	9	9	9	15	97	139
Liabilities in relation to prior periods						55
Total administrative claims						194

F-80

II - Judicial claims - net of reinsurance

Occurrence date	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	Total
At the end of reporting period	16	20	12	12	15
After 1 year	33	36	23	27
After 2 years	47	43	31
After 3 years	54	50
After 4 years	58
Current estimate	58	50	31	27	15
Accumulated payments through base date	49	37	19	14	5	124
Liabilities recognized in the balance sheet	9	13	12	13	10	57
Liabilities in relation to prior periods						108
Total judicial claims						165
The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

g) Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2022, 2021 and 2020.

The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections.

Methodology and test grouping

Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately.

The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio.

Demographic tables

Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability.

Risk-free interest rate

The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows.

The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio.

Annuity conversion rate

The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors.

F-81

Other assumptions

Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

Note 28 - Fair value of financial instruments

The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date.

The methods and assumptions used to estimate the fair value are defined below:

    •    Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The carrying amounts for these instruments are close to their fair values.

    •    Interbank deposits, Deposits, Interbank and Institutional Market Funds - They are calculated by discounting estimated cash flows at market interest rates.

    •    Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

    •    Loans and financial leases - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

F-82

    •    Other financial assets / liabilities - Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 139,133 (R$ 128,683 at 12/31/2021) with an estimated fair value of R$ 161 (R$ 217 at 12/31/2021).

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy:

	12/31/2022				12/31/2021
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	391,297	115,792	437	507,526	366,930	102,253	1,563	470,746
Financial assets at fair value through profit or loss	274,659	111,436	379	386,474	262,912	100,649	1,563	365,124
Investment funds	954	31,537	-	32,491	653	19,486	-	20,139
Brazilian government securities	226,056	5,856	-	231,912	218,449	6,350	-	224,799
Government securities – other countries	8,017	-	-	8,017	5,561	-	-	5,561
Corporate securities	39,632	72,708	339	112,679	38,249	74,656	1,563	114,468
Shares	5,817	9,634	86	15,537	14,355	5,002	-	19,357
Rural product note	-	2,510	7	2,517	-	6,791	61	6,852
Bank deposit certificates	-	360	-	360	-	150	-	150
Real estate receivables certificates	-	1,329	151	1,480	-	1,009	3	1,012
Debentures	29,446	33,412	84	62,942	18,638	45,672	1,478	65,788
Eurobonds and other	4,369	-	4	4,373	5,244	1	8	5,253
Financial bills	-	19,371	7	19,378	-	10,098	13	10,111
Promissory and commercial notes	-	3,900	-	3,900	-	4,684	-	4,684
Other	-	2,192	-	2,192	12	1,249	-	1,261
Other Financial Assets	-	1,335	40	1,375	-	157	-	157
Financial assets at fair value through other comprehensive income	116,638	4,356	58	121,052	104,018	1,604	-	105,622
Brazilian government securities	69,951	1,032	-	70,983	68,457	1,185	-	69,642
Government securities – other countries	37,910	-	-	37,910	30,194	-	-	30,194
Corporate securities	8,777	3,324	58	12,159	5,367	419	-	5,786
Shares	4,770	70	45	4,885	743	-	-	743
Rural product note	-	390	-	390	-	-	-	-
Bank deposit certificates	551	150	13	714	-	131	-	131
Debentures	538	645	-	1,183	134	217	-	351
Eurobonds and other	2,918	1,361	-	4,279	4,490	8	-	4,498
Financial credit bills	-	13	-	13	-	6	-	6
Other (Corporate securities)	-	695	-	695	-	57	-	57
Financial liabilities at fair value through profit or loss	-	647	-	647	-	275	-	275
Structured notes	-	64	-	64	-	114	-	114
Other financial liabilities	-	583	-	583	-	161	-	161

F-83

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2022				12/31/2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	29	77,508	671	78,208	6	68,887	152	69,045
Swap Contracts – adjustment receivable	-	46,271	631	46,902	-	37,924	90	38,014
Option Contracts	-	23,637	34	23,671	3	21,187	62	21,252
Forward Contracts	-	595	6	601	-	3,111	-	3,111
Credit derivatives	-	492	-	492	-	242	-	242
NDF - Non Deliverable Forward	-	6,140	-	6,140	-	5,943	-	5,943
Other derivative financial instruments	29	373	-	402	3	480	-	483
Liabilities	(186)	(76,106)	(569)	(76,861)	(3)	(63,076)	(125)	(63,204)
Swap Contracts – adjustment payable	-	(38,507)	(561)	(39,068)	-	(34,535)	(111)	(34,646)
Option Contracts	-	(29,880)	(2)	(29,882)	(2)	(22,531)	(14)	(22,547)
Forward Contracts	-	(65)	-	(65)	-	(762)	-	(762)
Credit derivatives	-	(604)	-	(604)	-	(198)	-	(198)
NDF - Non Deliverable Forward	-	(6,626)	-	(6,626)	-	(4,896)	-	(4,896)
Other derivative financial instruments	(186)	(424)	(6)	(616)	(1)	(154)	-	(155)

In all periods, there was no significant transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

F-84

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2022	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Financial assets at fair value through profit or loss	1,563	46	-	143	(49)	(1,324)	379	(98)
Corporate securities	1,563	21	-	128	(49)	(1,324)	339	(138)
Shares	-	(54)	-	-	-	140	86	(62)
Real estate receivables certificates	3	(36)	-	2	(2)	184	151	(60)
Debentures	1,478	109	-	96	-	(1,599)	84	(7)
Rural Product Note	61	3	-	-	(1)	(56)	7	(9)
Eurobonds and other	8	(1)	-	11	(14)	-	4	-
Financial bills	13	-	-	19	(32)	7	7	-
Other financial assets	-	25	-	15	-	-	40	40
Financial assets at fair value through other comprehensive income	-	(2)	-	47	-	13	58	-
Corporate securities	-	(2)	-	47	-	13	58	-
Shares	-	(2)	-	47	-	-	45	-
Bank deposit certificates	-	-	-	-	-	13	13	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Derivatives - assets	152	178	64	234	(552)	595	671	588
Swap Contracts – adjustment receivable	90	151	64	-	(73)	399	631	608
Option Contracts	62	27	-	228	(479)	196	34	(20)
Foiward contracts	-	-	-	6	-	-	6	-
Derivatives - liabilities	(125)	48	(132)	(85)	38	(313)	(569)	(349)
Swap Contracts – adjustment payable	(111)	(25)	(132)	-	21	(314)	(561)	(350)
Option Contracts	(14)	73	-	(79)	17	1	(2)	1
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2021	12/31/2020	Recognized in income	Recognized in other comprehensive income				12/31/2021

Financial assets at fair value through profit or loss	1,968	(505)	-	1,993	(865)	(1,028)	1,563	(434)
Corporate securities	1,968	(505)	-	1,993	(865)	(1,028)	1,563	(434)
Real estate receivables certificates	548	(167)	-	1,039	(616)	(801)	3	-
Debentures	1,350	(313)	-	855	(211)	(203)	1,478	(432)
Rural Product Note	64	(15)	-	62	(32)	(18)	61	-
Eurobonds and other	-	(9)	-	23	(6)	-	8	(2)
Financial bills	6	(1)	-	14	-	(6)	13	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2020	Recognized in income	Recognized in other comprehensive income				12/31/2021

Derivatives - assets	105	46	-	327	(284)	(42)	152	56
Swap Contracts – adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option Contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - liabilities	(110)	72	-	(233)	148	(2)	(125)	(24)
Swap Contracts – adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option Contracts	(1)	64	-	(203)	126	-	(14)	22

F-85

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2022		12/31/2021
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(2.2)	-	(1.5)	-
	II	(56.9)	-	(38.2)	-
	III	(113.3)	-	(76.4)	-
Commodities, Indexes and Shares	I	(6.7)	-	-	-
	II	(13.4)	-	-	-
Nonlinear	I	(24.8)	-	(56.5)	-
	II	(37.8)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

F-86

b) Financial assets and liabilities not measured at fair value

The following table presents the financial assets and liabilities not measured at fair value on a recurring basis.

	12/31/2022		12/31/2021
	Book value	Fair value	Book value	Fair value
Financial assets	1,586,992	1,588,402	1,375,782	1,376,534
At Amortized Cost	1,586,992	1,588,402	1,375,782	1,376,534
Central Bank compulsory deposits	115,748	115,748	110,392	110,392
Interbank deposits	59,592	59,868	69,942	70,112
Securities purchased under agreements to resell	221,779	221,779	169,718	169,718
Securities	219,315	219,133	147,746	147,219
Loan and financial lease	909,422	910,738	822,590	823,699
Other financial assets	111,823	111,823	96,473	96,473
(-) Provision for expected loss	(50,687)	(50,687)	(41,079)	(41,079)
Financial liabilities	1,759,182	1,758,475	1,558,307	1,558,838
At Amortized Cost	1,755,498	1,754,791	1,553,107	1,553,638
Deposits	871,438	871,370	850,372	850,277
Securities sold under repurchase agreements	293,440	293,440	252,848	252,848
Interbank market funds	294,587	294,573	177,145	177,181
Institutional market funds	129,382	128,757	138,636	139,226
Other financial liabilities	166,651	166,651	134,106	134,106
Provision for Expected Loss	3,684	3,684	5,200	5,200
Loan commitments	2,874	2,874	4,433	4,433
Financial guarantees	810	810	767	767

Note 29 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

F-87

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

F-88

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:
		12/31/2022
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,317	8,219	1,558	13,094
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		3,092	7,340	1,558	11,990
Adjustment / Interest	23	169	491	-	660
Changes in the period reflected in income	23	903	2,339	469	3,711
Increase (1)		1,403	2,663	469	4,535
Reversal		(500)	(324)	-	(824)
Payment		(1,140)	(2,936)	(183)	(4,259)
Subtotal		3,024	7,234	1,844	12,102
(+) Provisions guaranteed by indemnity clause	2d XIV	207	952	-	1,159
Closing balance		3,231	8,186	1,844	13,261
Current		1,157	2,949	605	4,711
Non-current		2,074	5,237	1,239	8,550

		12/31/2021
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,511	8,015	1,483	13,009
(-) Provisions guaranteed by indemnity clause	2d XIV	(216)	(950)	-	(1,166)
Subtotal		3,295	7,065	1,483	11,843
Adjustment / Interest	23	221	155	-	376
Changes in the period reflected in income	23	820	2,652	85	3,557
Increase		1,176	2,888	119	4,183
Reversal		(356)	(236)	(34)	(626)
Payment		(1,244)	(2,532)	(10)	(3,786)
Subtotal		3,092	7,340	1,558	11,990
(+) Provisions guaranteed by indemnity clause	2d XIV	225	879	-	1,104
Closing balance		3,317	8,219	1,558	13,094
Current		1,266	2,528	429	4,223
Non-current		2,051	5,691	1,129	8,871
1) Includes, in the labor provision, the effects of the Voluntary Severance Program.

F-89

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.
The table below shows the change in the provisions:
	Note	12/31/2022	12/31/2021
Opening balance - 01/01		6,498	6,810
(-) Provisions guaranteed by indemnity clause	2d XIV	(71)	(71)
Subtotal		6,427	6,739
Adjustment / Interest (1)		628	202
Changes in the period reflected in income		(829)	8
Increase (1)		156	180
Reversal (1)		(985)	(172)
Payment		(86)	(523)
Subtotal		6,140	6,426
(+) Provisions guaranteed by indemnity clause	2d XIV	74	72
Closing balance		6,214	6,498
Current		4	10
Non-current		6,210	6,488
1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

    •   INSS – Non-compensatory Amounts – R$ 1,935: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,167.

    •   PIS and COFINS – Calculation Basis – R$ 672: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 659.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,087 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 637 (R$ 448 at 12/31/2021).

 Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 40,958   (R$ 35,855  at 12/31/2021), and the main cases are described below:

    •   INSS – Non-compensatory Amounts – R$ 8,915: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

    •   ISS – Banking Activities/Provider Establishment – R$ 6,066: the levy and/or payment place of ISS for certain banking revenues are discussed.

    •   IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,338: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

F-90

    •   IRPJ and CSLL – Goodwill – Deduction – R$ 3,677: the deductibility of goodwill for future expected profitability on the acquisition of investments.

    •   PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,370 : discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

    •   IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,508: cases in which the liquidity and the certainty of credits offset are discussed.

    •   IRPJ and CSLL – Disallowance of Losses – R$ 1,327: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

    •   IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 958:  assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 899 (R$ 888 at 12/31/2021), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:
		12/31/2022				12/31/2021
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,761	2,044	9,196	13,001	12,264
Investment fund quotas		416	136	63	615	690
Surety		64	52	5,146	5,262	4,115
Insurance bond		1,622	1,461	16,173	19,256	18,771
Guarantee by government securities		-	-	292	292	242
Total		3,863	3,693	30,870	38,426	36,082

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

    •   Retail Business

The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

    •   Wholesale Business

It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

    •   Activities with the Market + Corporation

Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

F-91

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

    •   Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

The main reclassifications between the accounting and managerial results are:

Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

    •   Requirements for impairment testing of financial assets are based on the expected loan losses model.

F-92

    •   Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

    •   Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

    •   Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

    •   Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized.

F-93

b) Consolidated Statement of Managerial Result

		01/01 to 12/31/2022
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues		90,509	49,229	2,983	142,721	2,136	144,857
Interest margin (1)		54,881	34,701	2,979	92,561	(5,350)	87,211
Revenues from banking services and bank charges		26,787	14,143	177	41,107	5,271	46,378
Income from insurance and private pension operations before claim and selling expenses		8,841	385	(173)	9,053	(3,115)	5,938
Other revenues		-	-	-	-	5,330	5,330
Cost of Credit		(29,908)	(2,392)	-	(32,300)	4,563	(27,737)
Claims		(1,538)	(11)	-	(1,549)	(1)	(1,550)
Operating margin		59,063	46,826	2,983	108,872	6,698	115,570
Other operating income / (expenses)		(43,512)	(19,482)	(374)	(63,368)	(14,669)	(78,037)
Non-interest expenses (2)		(37,302)	(17,019)	(312)	(54,633)	(14,531)	(69,164)
Tax expenses for ISS, PIS and COFINS and Other		(6,210)	(2,463)	(62)	(8,735)	(810)	(9,545)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	672	672
Income before income tax and social contribution		15,551	27,344	2,609	45,504	(7,971)	37,533
Income tax and social contribution		(4,594)	(9,076)	(14)	(13,684)	6,888	(6,796)
Non-controlling interests		45	(825)	(254)	(1,034)	(1)	(1,035)
Net income		11,002	17,443	2,341	30,786	(1,084)	29,702

12/31/2022	Total assets (*) -	1,524,983	1,175,209	171,983	2,469,958	(146,518)	2,323,440
	Total liabilities -	1,455,227	1,102,834	144,379	2,300,224	(154,127)	2,146,097
(*) Includes:
Investments in associates and joint ventures		2,114	-	4,798	6,912	531	7,443
Fixed assets, net		5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net		8,660	9,062	-	17,722	5,392	23,114
1) Includes interest and similar income and expenses of R$ 51,758, result of financial assets and liabilities at fair value through profit or loss of R$ 34,173 and foreign exchange results and exchange variations in foreign transactions of R$ 1,280.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,750).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-94

		01/01 to 12/31/2021
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues		75,443	38,228	11,930	125,601	773	126,374
Interest margin (1)		43,042	24,005	11,099	78,146	(2,937)	75,209
Commissions and Banking Fees		25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses		7,232	406	(53)	7,585	(2,231)	5,354
Other revenues		-	-	-	-	3,487	3,487
Cost of Credit		(18,278)	(1,956)	-	(20,234)	7,455	(12,779)
Claims		(1,591)	(9)	-	(1,600)	-	(1,600)
Operating margin		55,574	36,263	11,930	103,767	8,228	111,995
Other operating income / (expenses)		(40,116)	(17,743)	(1,055)	(58,914)	(10,850)	(69,764)
Non-interest expenses (2)		(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other		(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,164	1,164
Income before income tax and social contribution		15,458	18,520	10,875	44,853	(2,622)	42,231
Income tax and social contribution		(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interests		(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income		9,535	11,130	6,214	26,879	(119)	26,760

12/31/2021	Total assets (*) -	1,311,330	1,013,836	133,123	2,166,019	(96,813)	2,069,206
	Total liabilities -	1,252,211	945,311	105,190	2,010,442	(105,712)	1,904,730
(*) Includes:
Investments in associates and joint ventures		2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net		5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net		8,371	9,557	-	17,928	3,182	21,110
1) Includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,548).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-95

		01/01 to 12/31/2020
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues		72,680	32,187	9,918	114,785	(14,586)	100,199
Interest margin (1)		41,818	19,883	8,394	70,095	(20,042)	50,053
Revenues from banking services and bank charges		23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses		6,944	393	123	7,460	(2,972)	4,488
Other revenues		-	-	-	-	7,101	7,101
Cost of Credit		(21,247)	(8,968)	6	(30,209)	5,583	(24,626)
Claims		(1,345)	(8)	-	(1,353)	(1)	(1,354)
Operating margin		50,088	23,211	9,924	83,223	(9,004)	74,219
Other operating income / (expenses)		(40,221)	(16,133)	(650)	(57,004)	(11,985)	(68,989)
Non-interest expenses (2)		(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other		(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,399	1,399
Income before income tax and social contribution		9,867	7,078	9,274	26,219	(20,989)	5,230
Income tax and social contribution		(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interests		(175)	601	(46)	380	3,452	3,832
Net income		6,621	5,786	6,129	18,536	360	18,896

12/31/2020	Total assets (*) -	1,265,620	981,034	143,715	2,112,586	(93,335)	2,019,251
	Total liabilities -	1,218,977	915,253	108,432	1,964,880	(100,154)	1,864,726
(*) Includes:
Investments in associates and joint ventures		2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net		4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net		4,978	9,901	-	14,879	2,451	17,330
1) Includes interest and similar income and expenses of R$ 40,811, result of financial assets and liabilities at fair value through profit or loss of R$ 6,553 and foreign exchange results and exchange variations in foreign transactions of R$ 2,689.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-96

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2022			12/31/2021
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	30,230	651	30,881	21,390	6,683	28,073

-
	01/01 to 12/31/2022			01/01 to 12/31/2021			01/01 to 12/31/2020
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	174,118	51,608	225,726	117,094	27,420	144,514	104,364	19,247	123,611
Income from insurance and private pension operations before claim and selling expenses (3)	5,093	845	5,938	5,332	22	5,354	4,488	-	4,488
Commissions and Banking Fees (3)	31,928	14,450	46,378	37,744	4,580	42,324	34,624	3,933	38,557
1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

    •   Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.

    •   The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3).

    •   Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

    •   Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

    •   Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

    •   Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

F-97

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)
		12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Interbank investments		3,835	2,301	196	84	63
Other	13.40%	3,835	2,301	196	84	63
Loan operations		668	654	78	35	56
Dexco S.A.	CDI + 1.45%	623	546	77	31	19
Other		45	108	1	4	37
Securities and derivative financial instruments (assets and liabilities)		6,013	5,397	908	303	6
Investment funds		230	183	47	34	14
CCR S.A.	CDI + 1.7% / 9.76%	2,138	-	232	-	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,024	1,082	150	71	1
Itaúsa S.A.	CDI + 2% to 2.4%	1,199	1,200	166	74	1
Águas do Rio 4 SPE S.A.	CDI + 3.5%	706	1,574	168	60	-
Aegea Saneamento e Participações S.A.	CDI + 1.7% / 16.76%	306	844	79	34	-
Other	CDI + 1.35% to 3.5%	410	514	66	30	(10)
Deposits		(2,491)	(437)	(154)	(2)	(14)
CCR S.A.	98% to 103% CDI	(2,026)	-	(67)	-	-
Aegea Saneamento e Participações S.A.		(11)	(158)	(28)	-	-
Alpargatas S.A.	101% CDI	(150)	-	(1)	-	-
Other	75% to 101% CDI	(304)	(279)	(58)	(2)	(14)
Deposits received under securities repurchase agreements		(19)	(6)	(19)	(35)	-
Other	82% to 85% CDI	(19)	(6)	(19)	(35)	-
Funds from acceptances and issuance of securities		(49)	-	(17)	-	-
Aegea Saneamento e Participações S.A.		-	-	(15)	-	-
Copagaz – Distribuidora de Gás S.A.	103% CDI	(49)	-	(2)	-	-
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		(136)	(273)	(89)	(122)	26
Fundação Itaú Unibanco - Previdência Complementar		(81)	(78)	39	37	42
Olímpia Promoção e Serviços S.A.		(4)	(5)	(58)	-	(45)
FUNBEP - Fundo de Pensão Multipatrocinado		(196)	(158)	(54)	(172)	7
Itaúsa S.A.		(20)	(10)	13	13	12
ConectCar Soluções de Mobilidade Eletrônica S.A.		(5)	(8)	(38)	(4)	7
Other		170	(14)	9	4	3
Rent		-	-	(32)	(37)	(31)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(30)	(34)	(28)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(2)	(3)	(3)
Donation		-	-	-	-	(1,002)
Fundação Itaú para a Educação e Cultura		-	-	-	-	(1,000)
Other		-	-	-	-	(2)
Sponsorship		28	12	(24)	(14)	(16)
Associação Cubo Coworking Itaú		28	12	(24)	(14)	(16)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 162, Liabilities of R$ (6,427) and Results of R$ 16 (R$ 100, R$ (6,136) at 12/31/2021 and R$ (20) and R$ (58) from 01/01 to 12/31/2021 and 01/01 to 12/31/2020, respectively).

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b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Fees	(603)	(460)	(578)
Profit sharing	(255)	(208)	(112)
Post-employment benefits	(5)	(9)	(9)
Share-based payment plan (1)	(142)	(120)	(228)
Total	(1,005)	(797)	(927)
1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

    •    1st line of defense: business areas, which have primary responsibility for managing the risk they originate.

    •    2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).

    •   3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

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b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement:

“We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.”

Based on this statement, six dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

The six dimensions of risk appetite are:

    •   Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

    •   Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored by tracking liquidity indicators.

    •   Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability.

    •   Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.

    •   Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried in addition to monitoring the institution’s conduct.

    •   Clients: addresses risks that could compromise client’s satisfaction and experience, being monitored by follow-up of customer’s satisfaction and dissatisfaction, media exposure, direct impacts on clients (technology) and suitability indicators.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:

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    •   Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself.

    •   Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

    •   Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

    •   Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

    •   Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

    •   Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.

ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

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I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Policy for Provisioning and Economic Scenarios

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.

Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.

Sensitivity analysis
ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 50% and 35%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.
The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:
12/31/2022					12/31/2021
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,256,751	(54,476)	(530)	198	530	1,078,891	(46,348)	(340)	163	1,788
1) Composed of Loan operations, lease operations and securities.
2) Comprises expected credit loss for Financial Guarantees R$ (810) (R$ (767) at 12/31/2021) and Loan Commitments R$ (2,874) (R$ (4,433) at 12/31/2021).

I.III - Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account:

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    •   Stage 1 to stage 2: delay or evaluation of probability of default (PD) triggers.

For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING’s Management for each portfolio, whereas the others remain in stage 1.

For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating.

    •   Stage 3: default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk
	12/31/2022			12/31/2021
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	1,545,701	511,277	2,056,978	1,319,532	485,649	1,805,181
At Amortized Cost	1,120,797	350,447	1,471,244	914,776	350,614	1,265,390
Interbank deposits	18,955	40,637	59,592	17,795	52,147	69,942
Securities purchased under agreements to resell	218,339	3,440	221,779	159,974	9,744	169,718
Securities	191,947	27,368	219,315	125,875	21,871	147,746
Loan and lease operations	636,836	272,586	909,422	562,646	259,944	822,590
Other financial assets	97,995	13,828	111,823	81,398	15,075	96,473
(-) Provision for Expected Loss	(43,275)	(7,412)	(50,687)	(32,912)	(8,167)	(41,079)
At Fair Value Through Other Comprehensive Income	48,438	72,614	121,052	44,648	60,974	105,622
Securities	48,438	72,614	121,052	44,648	60,974	105,622
At Fair Value Through Profit or Loss	376,466	88,216	464,682	360,108	74,061	434,169
Securities	364,039	21,060	385,099	343,339	21,628	364,967
Derivatives	11,052	67,156	78,208	16,612	52,433	69,045
Other financial assets	1,375	-	1,375	157	-	157
Financial liabilities - provision for expected loss	3,040	644	3,684	4,543	657	5,200
Loan Commitments	2,622	252	2,874	4,115	318	4,433
Financial Guarantees	418	392	810	428	339	767
Off balance sheet	472,372	72,005	544,377	446,267	73,431	519,698
Financial Guarantees	71,524	20,255	91,779	62,548	20,362	82,910
Letters of credit to be released	47,354	-	47,354	45,773	-	45,773
Loan commitments	353,494	51,750	405,244	337,946	53,069	391,015
Mortgage loans	15,423	-	15,423	10,709	-	10,709
Overdraft accounts	157,408	-	157,408	147,878	-	147,878
Credit cards	177,658	3,754	181,412	176,384	3,840	180,224
Other pre-approved limits	3,005	47,996	51,001	2,975	49,229	52,204
Total	2,015,033	582,638	2,597,671	1,761,256	558,423	2,319,679
Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.
The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.
As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

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I.IV.I - By business sector
Loans and Financial Lease Operations
	12/31/2022%		12/31/2021%
Industry and commerce	197,351	21.7%	190,491	23.1%
Services	177,180	19.5%	173,332	21.1%
Other sectors	37,072	4.1%	37,652	4.6%
Individuals	497,819	54.7%	421,115	51.2%
Total	909,422	100.0%	822,590	100.0%

Other financial assets (1)

	12/31/2022%		12/31/2021%
Public sector	691,964	63.8%	580,619	62.2%
Services	167,176	15.4%	150,831	16.2%
Other sectors	119,436	11.0%	83,521	9.0%
Financial	106,469	9.8%	117,869	12.6%
Total	1,085,045	100.0%	932,840	100.0%
1) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

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I.IV.II - By type and classification of credit risk
Loan and lease operations
	12/31/2022
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	305,210	233,996	511	539,717	59,639	8,538	1	68,178	35,254	226	-	35,480	400,103	242,760	512	643,375
Corporate	133,205	29,853	60,209	223,267	901	32	444	1,377	5,162	11	2,551	7,724	139,268	29,896	63,204	232,368
Micro/Small and medium companies	142,621	84,619	9,520	236,760	12,299	1,494	115	13,908	9,976	265	123	10,364	164,896	86,378	9,758	261,032
Foreign loans - Latin America	182,516	44,542	16,912	243,970	13,863	1,544	1,279	16,686	8,776	124	114	9,014	205,155	46,210	18,305	269,670
Total	763,552	393,010	87,152	1,243,714	86,702	11,608	1,839	100,149	59,168	626	2,788	62,582	909,422	405,244	91,779	1,406,445
%	61.4%	31.6%	7.0%	100.0%	86.6%	11.6%	1.8%	100.0%	94.5%	1.0%	4.5%	100.0%	64.7%	28.8%	6.5%	100.0%

	12/31/2021
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	270,371	220,961	944	492,276	38,168	20,723	-	58,891	23,997	686	-	24,683	332,536	242,370	944	575,850
Corporate	128,519	23,882	52,429	204,830	1,600	200	535	2,335	4,915	23	2,478	7,416	135,034	24,105	55,442	214,581
Micro/Small and medium companies	124,555	71,158	7,605	203,318	16,749	4,823	130	21,702	8,666	222	141	9,029	149,970	76,203	7,876	234,049
Foreign loans - Latin America	178,719	46,629	17,776	243,124	13,389	1,621	713	15,723	12,942	87	159	13,188	205,050	48,337	18,648	272,035
Total	702,164	362,630	78,754	1,143,548	69,906	27,367	1,378	98,651	50,520	1,018	2,778	54,316	822,590	391,015	82,910	1,296,515
%	61.4%	31.7%	6.9%	100.0%	70.9%	27.7%	1.4%	100.0%	93.0%	1.9%	5.1%	100.0%	63.4%	30.2%	6.4%	100.0%

Internal rating	12/31/2022				12/31/2021
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	705,625	62,501	-	768,126	662,839	42,028	-	704,867
Medium	57,508	14,095	-	71,603	38,980	19,239	-	58,219
High	419	10,106	-	10,525	345	8,639	-	8,984
Credit-Impaired	-	-	59,168	59,168	-	-	50,520	50,520
Total	763,552	86,702	59,168	909,422	702,164	69,906	50,520	822,590
%	84.0%	9.5%	6.5%	100.0%	85.4%	8.5%	6.1%	100.0%

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Other financial assets
	12/31/2022
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	32,491	27,660	27,140	5,259	5,259	92	92
Government securities	479,834	483,476	479,834	-	-	-	-
Brazilian government	394,675	397,793	394,675	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	85,159	85,647	85,159	-	-	-	-
Argentina	3,453	3,460	3,453	-	-	-	-
United States	9,665	9,716	9,665	-	-	-	-
Israel	860	852	860	-	-	-	-
Mexico	14,010	14,021	14,010	-	-	-	-
Spain	9,922	9,924	9,922	-	-	-	-
Korea	10,363	10,365	10,363	-	-	-	-
Chile	24,681	24,811	24,681	-	-	-	-
Paraguay	3,463	3,461	3,463	-	-	-	-
Uruguay	1,182	1,185	1,182	-	-	-	-
Colombia	3,151	3,430	3,151	-	-	-	-
Peru	6	7	6	-	-	-	-
Switzerland	4,403	4,415	4,403	-	-	-	-
Corporate securities	211,103	216,005	208,241	3,559	2,512	2,297	350
Rural product note	28,896	28,670	28,618	287	262	29	16
Real estate receivables certificates	7,214	7,318	7,214	-	-	-	-
Bank deposit certificate	1,172	1,172	1,172	-	-	-	-
Debentures	110,075	110,732	108,140	2,470	1,610	2,037	325
Eurobonds and other	8,770	9,035	8,770	-	-	-	-
Financial bills	19,504	19,535	19,504	-	-	-	-
Promissory and commercial notes	11,250	11,251	11,250	-	-	-	-
Other	24,222	28,292	23,573	802	640	231	9
Total	723,428	727,141	715,215	8,818	7,771	2,389	442

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	12/31/2021
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	20,139	4,906	4,914	15,224	15,225	-	-
Government securities	423,085	426,959	423,085	-	-	-	-
Brazilian government	362,449	365,947	362,449	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	60,636	60,976	60,636	-	-	-	-
Argentina	1,335	1,310	1,335	-	-	-	-
United States	7,189	7,226	7,189	-	-	-	-
Mexico	12,413	12,424	12,413	-	-	-	-
Spain	6,131	6,132	6,131	-	-	-	-
Korea	5,604	5,604	5,604	-	-	-	-
Chile	21,399	21,552	21,399	-	-	-	-
Paraguay	1,469	1,526	1,469	-	-	-	-
Uruguay	1,258	1,256	1,258	-	-	-	-
Colombia	3,830	3,938	3,830	-	-	-	-
Peru	8	8	8	-	-	-	-
Corporate securities	173,163	169,489	167,457	3,391	2,789	4,993	2,917
Rural product note	12,744	12,474	12,597	146	121	38	26
Real estate receivables certificates	4,999	5,063	4,999	-	-	-	-
Bank deposit certificate	390	392	390	-	-	-	-
Debentures	103,659	99,438	98,867	2,383	1,923	4,704	2,869
Eurobonds and other	10,206	10,236	10,194	12	12	-	-
Financial bills	10,168	10,185	10,168	-	-	-	-
Promissory and commercial notes	8,901	8,874	8,901	-	-	-	-
Other	22,096	22,827	21,341	850	733	251	22
Total	616,387	601,354	595,456	18,615	18,014	4,993	2,917

F-107

Other Financial Assets - Internal Classification by Level of Risk

12/31/2022
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	281,371	214,894	461,153	120,977	1,078,395
Medium	-	3,816	2,104	75	5,995
High	-	605	50	-	655
Total	281,371	219,315	463,307	121,052	1,085,045
%	25.9%	20.2%	42.7%	11.2%	100.0%
1) Includes Derivatives in the amount of R$ 78,208.

12/31/2021
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	245,442	142,416	430,729	105,622	924,209
Medium	-	4,399	3,219	-	7,618
High	18	931	64	-	1,013
Total	245,460	147,746	434,012	105,622	932,840
%	26.4%	15.8%	46.5%	11.3%	100.0%
1) Includes Derivatives in the amount of R$ 69,045.

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I.IV.III - Collateral for loan and lease operations

	12/31/2022				12/31/2021
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	141,896	336,597	3,085	2,861	113,194	282,131	1,014	907
Personal (1)	2,971	11,106	1,469	1,394	2,436	8,338	639	583
Vehicles (2)	29,613	70,901	1,610	1,463	26,941	68,275	368	318
Mortgage loans (3)	109,312	254,590	6	4	83,817	205,518	7	6
Micro, small and medium companies and corporates (4)	173,007	614,178	41,395	36,233	170,334	634,871	32,436	26,933
Foreign loans - Latin America (4)	175,517	319,085	11,817	4,441	168,968	330,020	9,782	4,152
Total	490,420	1,269,860	56,297	43,535	452,496	1,247,022	43,232	31,992
1) In general requires financial collaterals.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of total loan and lease operations, R$ 362,705 (R$ 326,862 at 12/31/2021) represented unsecured loans.

F-109

I.IV.IV - Repossessed assets

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN.

Total assets repossessed in the period were R$ 336 (R$ 258 from 01/01 to 12/31/2021), mainly composed of real estate.

II - Market risk

The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

    •   Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

    •   Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

    •   Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

    •   Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).

    •   Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

F-110

    •   ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

    •   ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

    •   Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

    •   Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

    •   Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 12/31/2022, the average total VaR in Historical Simulation was R$ 678 or 0.4% of total stockholders’ equity (R$ 441 from 01/01 to 12/31/2021 or 0.3% of total stockholders’ equity).

	VaR Total (Historical Simulation) (in millions of reais) (1)
	12/31/2022				12/31/2021
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

VaR by Risk Factor Group
Interest rates	1,102	885	1,751	1,160	937	425	1,411	1,257
Currencies	26	9	55	26	18	10	37	13
Shares	27	18	65	65	42	17	98	24
Commodities	4	2	10	10	4	1	8	4
Effect of diversification	-	-	-	(527)	-	-	-	(602)
Total risk	678	494	1,172	734	441	198	707	696
1) VaR by Risk Factor Group considers information from foreign units.

F-111

II.I.I - Interest rate risk
The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.
	12/31/2022						12/31/2021
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	604,311	374,530	208,849	633,741	274,964	2,096,395	457,279	294,051	193,279	642,495	253,300	1,840,404
At amortized cost	464,682	314,721	167,134	392,172	171,952	1,510,661	395,256	258,580	152,270	345,538	148,969	1,300,613
Compulsory deposits in the Central Bank of Brazil	102,600	-	-	-	-	102,600	92,580	-	-	-	-	92,580
Interbank deposits	40,782	8,207	7,683	2,800	114	59,586	51,138	7,050	5,861	5,669	216	69,934
Securities purchased under agreements to resell	177,458	44,221	47	-	50	221,776	142,405	26,532	-	403	371	169,711
Securities	15,933	19,075	26,632	107,906	47,731	217,277	4,427	12,884	27,858	69,965	30,664	145,798
Loan and lease operations	127,909	243,218	132,772	281,466	124,057	909,422	104,706	212,114	118,551	269,501	117,718	822,590
At fair value through other comprehensive income	35,573	13,223	6,609	47,249	18,398	121,052	10,420	9,286	6,722	63,256	15,938	105,622
At fair value through profit and loss	104,056	46,586	35,106	194,320	84,614	464,682	51,603	26,185	34,287	233,701	88,393	434,169
Securities	81,484	39,344	26,454	169,113	68,704	385,099	36,111	13,872	28,532	212,911	73,541	364,967
Derivatives	22,572	7,215	8,362	24,834	15,225	78,208	15,492	12,292	5,632	20,777	14,852	69,045
Other Financial Assets	-	27	290	373	685	1,375	-	21	123	13	-	157
Financial liabilities	651,532	177,388	142,668	585,754	112,329	1,669,671	660,751	127,205	107,515	361,399	228,857	1,485,727
At amortized cost	643,530	160,422	125,266	563,338	99,607	1,592,163	653,598	110,994	99,753	340,944	216,959	1,422,248
Deposits	360,548	75,395	62,860	360,225	12,410	871,438	402,930	52,259	38,563	220,822	135,798	850,372
Securities sold under repurchase agreements	264,284	5,698	816	16,223	6,419	293,440	239,843	2,627	725	5,659	3,994	252,848
Interbank market funds	12,918	67,034	57,476	148,390	8,769	294,587	9,976	46,610	41,520	69,043	9,996	177,145
Institutional market funds	5,379	11,800	3,552	36,642	72,009	129,382	439	9,045	18,422	43,559	67,171	138,636
Premium bonds plans	401	495	562	1,858	-	3,316	410	453	523	1,861	-	3,247
At fair value through profit and loss	8,002	16,966	17,402	22,416	12,722	77,508	7,153	16,211	7,762	20,455	11,898	63,479
Derivatives	8,002	16,950	17,164	22,278	12,467	76,861	7,153	16,174	7,625	20,404	11,848	63,204
Structured notes	-	1	1	18	44	64	-	-	16	48	50	114
Other Financial Liabilities	-	15	237	120	211	583	-	37	121	3	-	161
Difference assets / liabilities (1)	(47,221)	197,142	66,181	47,987	162,635	426,724	(203,472)	166,846	85,764	281,096	24,443	354,677
Cumulative difference	(47,221)	149,921	216,102	264,089	426,724		(203,472)	(36,626)	49,138	330,234	354,677
Ratio of cumulative difference to total interest-bearing assets	(2.3)%	7.2%	10.3%	12.6%	20.4%		(11.1)%	(2.0)%	2.7%	17.9%	19.3%
1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F-112

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

    •   Different scenarios projected for changes in liquidity.

    •   Contingency plans for crisis situations.

    •   Reports and charts that describe the risk positions.

    •   Assessment of funding costs and alternative sources of funding.

    •   Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 31.5% or R$ 373.0 billion, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

F-113

Funding from customers	12/31/2022			12/31/2021
	0-30 days	Total	%	0-30 days	Total	%
Deposits	360,548	871,438		402,930	850,372
Demand deposits	117,587	117,587	9.9%	158,116	158,116	14.8%
Savings deposits	179,764	179,764	15.2%	190,601	190,601	17.9%
Time deposits	57,365	564,215	47.7%	52,563	497,051	46.5%
Other	5,832	9,872	0.8%	1,650	4,604	0.4%
Funds from acceptances and issuance of securities (1)	12,436	256,495	21.8%	2,310	143,138	13.4%
Funds from own issue (2)	-	8	-	-	21	-
Subordinated debt	-	54,540	4.6%	-	75,036	7.0%
Total	372,984	1,182,481	100.0%	405,240	1,068,567	100.0%
1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.
2) Refers to deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2022, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 259.0 billion and accounted for 69.4% of the short term redeemable obligations, 21.9% of total funding, and 16.2% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2022	12/31/2021
	%	%
Net assets / customers funds within 30 days (1,2)	69.4%	56.5%
Net assets / total customers funds (1,3)	21.9%	21.4%
Net assets / total financial assets (1,4)	16.2%	16.2%
1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.
2) Funding from customers table (Total funding from customers 0-30 days).
3) Funding from customers table (Total funding from customers).
4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,595,176 (R$ 1,411,089 at 12/31/2021).

F-114

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021
Financial assets (1)	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Cash	35,381	-	-	-	35,381	44,512	-	-	-	44,512

Interbank investments	225,253	57,085	1,797	1,493	285,628	195,260	32,238	4,535	1,670	233,703
Securities purchased under agreements to resell – Collateral held (2)	46,146	9,912	-	116	56,174	32,435	-	-	-	32,435
Securities purchased under agreements to resell – Collateral repledge	138,381	30,926	-	-	169,307	105,875	19,355	-	-	125,230
Interbank deposits (4)	40,726	16,247	1,797	1,377	60,147	56,950	12,883	4,535	1,670	76,038

Securities	214,486	55,033	28,743	230,772	529,034	158,915	30,191	45,156	223,244	457,506
Government securities - available	188,251	-	2	-	188,253	145,989	453	483	6,737	153,662
Government securities – under repurchase commitments	6,196	27,370	12,194	37,632	83,392	1,337	13,446	27,132	35,575	77,490
Private securities - available	19,995	24,066	11,986	128,862	184,909	11,247	13,349	12,062	133,385	170,043
Private securities – under repurchase commitments	44	3,597	4,561	64,278	72,480	342	2,943	5,479	47,547	56,311

Derivative financial instruments - Net position	22,572	15,577	10,093	29,966	78,208	15,492	17,924	8,826	26,803	69,045
Swaps	4,866	5,499	8,261	28,276	46,902	1,820	3,803	7,341	25,050	38,014
Options	15,610	6,649	802	610	23,671	10,599	9,216	683	754	21,252
Forwards	460	135	-	6	601	1,595	1,513	3	-	3,111
Other derivatives	1,636	3,294	1,030	1,074	7,034	1,478	3,392	799	999	6,668

Loan and lease operations (3)	93,627	314,332	154,386	334,402	896,747	77,663	282,913	135,840	315,004	811,420

Other financial assets	3	314	91	967	1,375	-	144	5	8	157

Total financial assets	591,322	442,341	195,110	597,600	1,826,373	491,842	363,410	194,362	566,729	1,616,343
1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 115,748 (R$ 110,392 at 12/31/2021), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.
2) Net of R$ 14,576 (R$ 9,266 at 12/31/2021) which securities are linked to guarantee transactions  at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.
3) Net of payment to merchants of R$ 109,981 (R$ 92,011 at 12/31/2021) and the amount of liabilities from transactions related to credit assignments R$ 772 (R$ 1,004 at 12/31/2021).
4) Includes R$ 28,108 (R$ 40,221 at 12/31/2021) related to Compulsory Deposits with Central Banks of other countries.

F-115

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total

Deposits	370,101	138,908	66,162	405,977	981,148	397,416	96,669	95,397	350,792	940,274
Demand deposits	117,587	-	-	-	117,587	158,116	-	-	-	158,116
Savings deposits	179,764	-	-	-	179,764	190,601	-	-	-	190,601
Time deposit	66,750	134,941	66,161	405,977	673,829	46,938	94,040	95,149	350,791	586,918
Interbank deposits	1,022	3,967	1	-	4,990	933	2,629	248	1	3,811
Other deposits	4,978	-	-	-	4,978	828	-	-	-	828

Compulsory deposits	(49,497)	(17,084)	(8,119)	(41,048)	(115,748)	(49,924)	(12,461)	(11,797)	(36,210)	(110,392)
Demand deposits	(13,148)	-	-	-	(13,148)	(17,812)	-	-	-	(17,812)
Savings deposits	(27,923)	-	-	-	(27,923)	(25,807)	-	-	-	(25,807)
Time deposit	(8,426)	(17,084)	(8,119)	(41,048)	(74,677)	(6,305)	(12,461)	(11,797)	(36,210)	(66,773)

Securities sold under repurchase agreements (1)	297,853	1,900	6,597	15,387	321,737	265,184	5,615	7,020	5,943	283,762
Government securities	229,077	1,899	6,597	15,375	252,948	191,281	1,261	3,885	5,687	202,114
Private securities	23,709	1	-	12	23,722	26,141	3,621	2,775	18	32,555
Foreign	45,067	-	-	-	45,067	47,762	733	360	238	49,093

Funds from acceptances and issuance of securities (2)	10,532	52,792	61,847	152,502	277,673	2,986	35,346	30,927	83,967	153,226

Loans and onlending obligations (3)	35,747	70,549	10,734	11,284	128,314	9,875	71,278	9,491	12,868	103,512

Subordinated debt (4)	492	22,085	7,803	43,189	73,569	55	27,857	16,282	48,969	93,163

Derivative financial instruments - Net position	8,002	34,114	9,056	25,689	76,861	7,153	23,799	8,596	23,656	63,204
Swaps	2,835	5,114	7,344	23,775	39,068	1,562	3,970	6,944	22,170	34,646
Option	3,221	25,087	901	673	29,882	4,086	16,896	786	779	22,547
Forward	55	10	-	-	65	762	-	-	-	762
Other derivatives	1,891	3,903	811	1,241	7,846	743	2,933	866	707	5,249

Other financial liabilities	-	252	34	297	583	-	158	-	3	161

Total financial liabilities	675,359	302,967	153,854	611,957	1,744,137	632,745	248,261	155,916	489,988	1,526,910
1) Includes own and third parties’ portfolios.
2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
3) Recorded in funds from interbank markets.
4) Recorded in funds from institutional markets.

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Off balance commitments		12/31/2022					12/31/2021
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial Guarantees		2,987	31,548	12,731	44,513	91,779	3,742	28,530	11,046	39,592	82,910
Commitments to be released		161,822	50,552	20,386	172,484	405,244	151,235	35,605	18,541	185,634	391,015
Letters of credit to be released		47,354	-	-	-	47,354	45,773	-	-	-	45,773
Contractual commitments - Fixed and Intangible assets	13 and 14	-	-	-	3	3	-	3	-	-	3
Total		212,163	82,100	33,117	217,000	544,380	200,750	64,138	29,587	225,226	519,701

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IV - Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climate factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act in an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles & Clothing, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also has specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas’ activities. The Internal Audit acts in an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

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c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2022	12/31/2021
Available capital (amounts)
Common Equity Tier 1	147,781	130,716
Tier 1	166,868	149,912
Total capital (PR)	185,415	169,797
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,238,582	1,153,841
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	11.9%	11.3%
Tier 1 ratio (%)	13.5%	13.0%
Total capital ratio (%)	15.0%	14.7%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.50%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.00%
1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

At 12/31/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,336 (R$ 18,167 at 12/31/2021) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 18,431 (R$ 19,469 at 12/31/2021).

The Basel Ratio reached 15.0% at 12/31/2022, an increase of 0.3 pp compared to 12/31/2021. The mainly effects were the result of the period, partially offset by the increase of Risk-Weighted Assets and the Prudential and Equity Adjustments.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 86,328 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 43,350 (R$ 34,615 at 12/31/2021), generously covered by available capital.

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The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2022, fixed assets ratio reached 19.9% (16.9% at 12/31/2021), showing a surplus of R$ 55,748 (R$ 56,280 at 12/31/2021).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

RWA = RWACPAD + RWAMINT+ RWAOPAD

    •   RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach.

    •   RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.

    •   RWAOPAD= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA
	12/31/2022	12/31/2021
Credit Risk - standardized approach	1,118,752	1,044,344
Credit risk (excluding counterparty credit risk)	1,016,137	922,824
Counterparty credit risk (CCR)	40,222	42,898
Of which: standardized approach for counterparty credit risk (SA-CCR)	25,361	27,616
Of which: other CCR	14,861	15,282
Credit valuation adjustment (CVA)	7,695	8,102
Equity investments in funds - look-through approach	8,002	5,001
Equity investments in funds - mandate-based approach	104	95
Equity investments in funds - fall-back approach	1,461	824
Securitisation exposures - standardized approach	4,408	2,195
Amounts below the thresholds for deduction	40,723	62,405
Market Risk	23,240	22,985
Of which: standardized approach (RWAMPAD)	29,050	28,731
Of which: internal models approach (RWAMINT)	23,097	14,751
Operational Risk	96,590	86,512
Total	1,238,582	1,153,841

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

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Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management Risks of insurance and private pension

I - Management Structure, roles and responsibilities

In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk.

ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas.

II - Risks of Insurance and Private Pensions

Insurance and pension plan risks arise from losses that contradict the expectations of ITAÚ UNIBANCO HOLDING linked to the operations of products sold in SUSEP supervised entities.

The underwriting risk results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

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II.I - Effect of changes on actuarial assumptions
To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis, conducted semiannually, considers a vision impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:
	Impact in Income and Stockholders’ Equity (1)
Sensitivity Test	12/31/2022		12/31/2021
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates
5% increase	48	(7)	45	(2)
5% decrease	(49)	7	(48)	2
Risk-free Interest Rates
0.1% increase	110	7	102	10
0.1% decrease	(113)	(7)	(104)	(10)
Conversion in Income Rates
5% increase	(13)	-	(11)	-
5% decrease	15	-	11	-
Claims
5% increase	-	(50)	-	(58)
5% decrease	-	50	-	58
1) Amounts net of tax effects.

II.II - Risk concentration
For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.
	01/01 to 12/31/2022			01/01 to 12/31/2021			01/01 to 12/31/2020
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals
Group accident insurance	976	973	99.7%	884	883	99.9%	849	847	99.8%
Individual accident	153	149	97.5%	176	175	99.4%	192	187	97.4%
Credit Life Insurance	1,412	1,412	100.0%	1,008	1,008	100.0%	624	624	100.0%
Group Life	1,422	1,422	100.0%	1,168	1,165	99.7%	956	955	99.9%

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III - Market, credit and liquidity risk

III.I - Market risk
Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01 - Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.
Class	12/31/2022		12/31/2021
	Account balance	DV01	Account balance	DV01
Government securities
National Treasury Notes (NTN-C)	5,966	(3.19)	5,154	(3.05)
National Treasury Notes (NTN-B)	6,832	(7.01)	6,094	(6.24)
National Treasury Notes (NTN-F)	257	(0.14)	205	(0.11)
National Treasury Bills (LTN)	277	(0.05)	166	(0.01)
Corporate securities
Indexed to IGPM	-	-	7	(0.02)
Indexed to IPCA	404	(0.39)	355	(0.36)
Indexed to PRE	30	-	23	-
Indexed to PYG	76	(0.01)	30	(0.01)
Shares	630	6	947	9
Post-fixed assets	3,776	-	6,048	-
Under agreements to resell	3,500	-	1,895	-
Total	21,748		20,924

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III.II - Liquidity Risk
Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.
Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.
Liabilities	Assets	12/31/2022			12/31/2021
Insurance operations	Backing asset	Liabilities amounts (1)	Liability Duration (months)	Asset Duration (months)	Liabilities amounts (1)	Liability Duration (months)	Asset Duration (months)
Unearned premiums	Financial treasury bills (LFT) Repurchase agreements National treasury bills (LTN) National treasury notes (NTN-B) National treasury notes (NTN-C) National treasury notes (NTN-F) Bank deposit certificates (CDB) Financial bills (LF) Debentures	3,615	52.0	15.0	2,846	55.6	20.3
IBNR, PDR and PSL		880	44.0	22.3	869	48.6	27.0
Redemptions and Other Unsettled Amounts		23	13.1	15.2	19	17.9	20.3
Mathematical reserve for benefits to be granted and benefits granted		30	71.6	19.6	19	122.6	27.4
Financial surplus		-	-	-	1	149.5	20.3
Other provisions		135	4.8	81.5	129	7.0	90.0
Subtotal		4,683			3,883
Pension plan, VGBL and individual life operations
Related expenses		49	96.5	69.4	65	103.8	76.3
Unearned premiums		12	19.6	11.3	12	16.0	18.5
Unsettled claims		74	19.6	11.3	79	16.0	18.5
IBNR		26	19.6	11.3	27	16.0	18.5
Redemptions and Other Unsettled Amounts		394	19.6	11.3	358	16.0	18.5
Mathematical reserve for benefits granted		4,015	96.5	69.5	3,786	103.8	76.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL		216,735	155.3	50.7	197,897	134.0	55.2
Mathematical reserve for benefits to be granted – traditional		8,036	214.3	82.0	7,513	195.9	79.8
Other provisions		397	214.2	82.0	665	195.9	79.8
Financial surplus		729	214.3	82.0	691	195.9	79.8
Subtotal		230,467			211,093
Total technical reserves	Total backing assets	235,150			214,976
1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.

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III.III - Credit Risk

III.III.I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING´s subsidiaries to reinsurance companies:

    •   Insurance Operations: reinsurance premiums operations are entirely represented by: IRB Brasil Resseguros S.A. with 32% (38% at 12/31/2021), Mapfre Re do Brasil Companhia de Resseguros with 31% (36% at 12/31/2021), Austral Resseguradora S.A. with 11% (4% at 12/31/2021), Swiss Reinsurance Company with 16%, and Everest Reinsurance Company with 10% (RGA Global Reinsurance Company LTD with 22% at 12/31/2021).

    •   Private Pension Operations: related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% (60% at 12/31/2021), Swiss Reinsurance Comp with 40%  (RGA Global Reinsurance Company LTD with 40% at  12/31/2021).

III.III.II - Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III.III.III - Risk level of financial assets
The table below shows insurance financial assets, individually evaluated, classified by rating:
	12/31/2022
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities

Low	6,560	15,171	205,665	547	227,943
Medium	-	117	25	-	142
High	-	-	11	-	11
Total	6,560	15,288	205,701	547	228,096
%	2.9%	6.7%	90.2%	0.2%	100.0%
1) Includes Derivatives in the amount of R$ 1,146.

	12/31/2021
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities

Low	4,062	11,401	188,480	587	204,530
Medium	-	-	1	-	1
High	-	-	10	-	10
Total	4,062	11,401	188,491	587	204,541
%	2.0%	5.6%	92.1%	0.3%	100.0%
1) Includes Derivatives in the amount of R$ 2,946.

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Note 33 - Supplementary information

a) Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company's control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

b) Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with the assets of its current TECHFIN operation to acompany of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement will occur after the required regulatory approvals are received.

c) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE’s capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

d) “Coronavirus” COVID-19 effects

ITAÚ UNIBANCO HOLDING incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), the contracting term of which ended in the fourth quarter of 2020.

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ii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), the contracting period of which ended in the fourth quarter of 2020.

iii) Law No. 13,999/20 and amendment made by Law No. 14,161/21, and Provisional Measure No. 1,139/22 that sets forth the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses.

iv) Law No. 14,042/20 and amendment made by Law No. 14,462/22 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha).

In the period, ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) Increase in 2021 and 2022 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, the balance of which in December 2022 is R$ 18,662. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing.

(b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program was established. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions.

(c) The allowance for loan losses in the amount of R$ 52,324 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In December 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 177% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client's rating), provisioning presented an increase of 18.1% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums.

(d) Increase in expenses with claims related to COVID-19 of R$ 52 in the period, mainly related to credit life and life insurance.

There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities.

Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure safety of its employees and clients.

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Note 34 - Subsequent Event

ITAÚ UNIBANCO HOLDING recognized in its Financial Statements the impacts arising from a subsequent event to the reporting period related to a specific case of a large company that filed for judicial reorganization, but whose credit conditions existed as of December 31, 2022. There was an increase in Expected credit loss to cover 100% of the exposure, giving rise to an additional impact on income of R$ 1.3 billion (R$ 719, net of taxes).

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